

Diebold Nixdorf

ANNUAL
REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-4879

Diebold Nixdorf, Incorporated

(Exact name of registrant as specified in its charter)

Ohio	34-0183970
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
50 Executive Parkway, P.O. Box 2520 Hudson Ohio	44236-1605
(Address of principal executive offices)	(Zip Code)

Registrants telephone number, including area code (330)490-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares $1.25 Par Value	DBD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark if the registrant is a well-known issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Approximate aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2022, based upon the closing price on the New York Stock Exchange on June 30, 2022 was $179,428,945.

Number of common shares outstanding as of March 13, 2023 was 79,610,478.

DOCUMENTS INCORPORATED BY REFERENCE

Listed hereunder are the documents, portions of which are incorporated by reference, and the parts of this Form 10-K into which such portions are incorporated:

Diebold Nixdorf, Incorporated Proxy Statement for 2023 Annual Meeting of Shareholders to be held on or about April 28, 2023, portions of which are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1: BUSINESS
(dollars in millions)

GENERAL

Diebold Nixdorf, Incorporated (collectively with its subsidiaries, the Company) automates, digitizes and transforms the way people bank and shop. As a partner to the majority of the world's top 100 financial institutions and top 25 global retailers, the Company's integrated solutions connect digital and physical channels conveniently, securely and efficiently for millions of consumers each day. The Company has a presence in more than 100 countries with approximately 21,000 employees worldwide.

Strategy

The Company seeks to continually enhance the consumer experience at bank and retail locations while simultaneously streamlining cost structures and business processes through the smart integration of hardware, software and services. The Company partners with other leading technology companies and regularly refines its research and development (R&D) spend to support a better transaction experience for consumers.

Operational priorities

The Company is establishing foundational priorities to support its business in 2023 and beyond, working toward one objective - to deliver on its operating model unit economic goals as one team and one company. The Company will focus on three simple priorities:

- Deliver its products to customers and maintain operational excellence;
- Stabilize and grow its recurring revenue, leveraging its core expertise; and
- Reinvigorate its culture - embracing the Company's heritage and taking pride in its accomplishments.

Primarily, the Company is committed to building and delivering its core solutions to our customers with a strong focus on unit conversion economics, upon which its business model is largely based. The Company believes this is the most simple and effective way to evaluate performance from an operational standpoint.

By focusing on delivery and revenue recognition of product units, the Company will be well-positioned to execute on its business model and move toward stability and growth, especially as it continues to see consistent demand for its Banking and Retail solutions in the market. Stabilizing its business around core expertise to drive growth is expected to expand the Company's services and software revenue opportunities, creating longer-term value and revenue sources.

The Company is also focused on reinvigorating its culture. Our people make Diebold Nixdorf great, and we are taking a fresh perspective with several initiatives planned to accomplish this goal.

Services and Product Solutions

The Company offers a broad portfolio of solutions designed to automate, digitize and transform the way people bank and shop. As a result, the Company's operating structure is focused on its two customer segments — Banking and Retail. Leveraging a broad portfolio of solutions, the Company offers customers the flexibility to purchase combinations of services, software and products that drive the most value to their business.

Banking

The Company provides integrated solutions for financial institutions of all sizes designed to help drive operational efficiencies, differentiate the consumer experience, grow revenue and manage risk.

Banking Services

Services represents the largest operational component of the Company and includes product-related services, implementation services and managed services. Product-related services incidents are managed through remote service capabilities or an on-site visit. The portfolio includes contracted maintenance, preventive maintenance, "on-demand" maintenance and total implementation services. Implementation services help our customers effectively respond to changing customer demands and includes scalable solutions based on globally standardized processes and tools, a single point of contact and reliable local expertise. Managed services and outsourcing consists of managing the end-to-end business processes and technology integration. Our integrated business solutions include self-service fleet management, branch life-cycle management and ATM as-a-service capabilities.

The Company's DN Vynamic software is the first end-to-end software portfolio in the banking marketplace designed to simplify and enhance the consumer experience. This platform is cloud-native, provides new capabilities and supports advanced transactions via open application program interface (API). In addition, the Company's software suite simplifies operations by eliminating the traditional focus on internal silos and enabling inter-connected partnerships between financial institutions and payment providers. Through its open approach, DN Vynamic brings together legacy systems, enabling new levels of connectivity, integration, and interoperability. The Company's software suite provides a shared analytic and transaction engine. The DN Vynamic platform can generate new insights to enhance operations; prioritizing consumer preferences rather than technology.

In 2020, the Company launched the AllConnect[SM] Data Engine (ACDE), which enables a more data-driven and predictive approach to services. As of December 31, 2022, more than 175,000 devices were connected to ACDE. As the number of connected devices increases, the Company expects to benefit from more efficient and cost-effective operations.

Banking Products

The banking portfolio of products consists of cash recyclers and dispensers, intelligent deposit terminals, teller automation and kiosk technologies. As financial institutions seek to expand their self-service transaction set and reduce operating costs by shrinking their physical branch footprint, the Company offers the DN Series™ family of self-service solutions.

DN Series is the culmination of several years of investment in consumer research, design and engineering resources. Key benefits and features of DN Series include:

- superior availability and performance;
- next-generation cash recycling technology;
- full integration with the DN Vynamic™ software suite;
- a modular and upgradeable design which enables customers to respond more quickly to changing customer demands;
- higher note capacity and processing power;
- improved security safeguards to protect customers against emerging physical, data and cyber threats;
- physical footprint as much as 40% less vs. competing ATMs in certain models;
- made of recycled and recyclable materials and is 25% lighter than most traditional ATMs, reducing CO_2 emissions both in the manufacturing and transportation of components and terminals;
- uses LED technology and highly efficient electrical systems, resulting in up to 50% power savings versus traditional ATMs; and
- increased branding options for financial institutions.

Retail

The Company's comprehensive portfolio of retail solutions, software and services improves the checkout process for retailers while enhancing shopping experiences for consumers.

Retail Services

Diebold Nixdorf AllConnect Services® for retailers include maintenance and availability services to continuously optimize the performance and total cost of ownership of retail touchpoints, such as checkout, self-service and mobile devices, as well as critical store infrastructure. The solutions portfolio includes: implementation services to expand, modernize or upgrade store concepts; maintenance services for on-site incident resolution and restoration of multivendor solutions; support services for on-demand service desk support; operations services for remote monitoring of stationary and mobile endpoint hardware; as well as application services for remote monitoring of multivendor software and planned software deployments and data moves. As a single point of contact, service personnel plan and supervise store openings, renewals and transformation projects, with attention to local details and customers' global IT infrastructure.

The DN Vynamic software suite for retailers provides a comprehensive, modular and open solution ranging from the in-store check-out to solutions across multiple channels that improve end-to-end store processes and facilitate continuous consumer engagements in support of a digital ecosystem. This includes click & collect, reserve & collect, in-store ordering and return-to-store processes across the retailers' physical and digital sales channels. Operational data from a number of sources, such as enterprise resource planning (ERP), POS, store systems and customer relationship management systems (CRM), may be integrated across all customer connection points to create seamless and differentiated consumer experiences.

In 2021, the Company announced it entered the electric vehicle (EV) charging station services business, a market with a customer profile potentially comparable to the existing retail business. Our global services capability, including our technicians, our skills in global spare parts logistics management, and multi-lingual help desks have initially resonated with market participants who own public charging stations.

Retail Products

The retail product portfolio includes self-checkout (SCO) products and ordering kiosks facilitate a seamless and efficient transaction experience. The BEETLE®/iSCAN EASY eXpress™, hybrid products, can alternate from attended operation to SCO with the press of a button. The K-two Kiosk automates routine tasks and in-store transactions, offers order-taking abilities, particularly at quick service restaurants (QSRs) and fast casual restaurants and presents functionality that furthers store automation and digitalization. The retail product portfolio also includes modular and integrated, "all-in-one" point of sale (POS) and self-service terminals that meet changing consumer shopping journeys, as well as retailers' and store staff's automation requirements. Supplementing the POS system is a broad range of peripherals, including printers, scales and mobile scanners, as well as the cash management portfolio, which offers a wide range of banknote and coin processing systems. Additionally, our retail software solutions are inclusive of a cloud native software platform which is hardware agnostic and multi-vendor capable.

COMPETITION

The Company competes with global, regional and local competitors to provide technology solutions for financial institutions and retailers. The Company differentiates its offerings by providing a wide range of dynamic solutions that leverage innovations in advanced security, biometric authentication, mobile connectivity, contactless transactions, cloud computing and Internet of Things (IOT). Based upon independent industry surveys from Retail Banking Research (RBR), the Company is a leading service provider and manufacturer of self-service solutions across the globe.

Competitors in the self-service banking market include NCR, Nautilus Hyosung, GRG Banking Equipment, Glory Global Solutions, Oki Data and Triton Systems, as well as a number of local manufacturing and service providers such as Fujitsu and Hitachi-Omron in Asia Pacific (AP); Hantle/GenMega in North America (NA); KEBA in Europe, Middle East and Africa (EMEA); and Perto in Latin America (LA).

In certain countries, the Company sells to and/or competes with independent ATM deployers, such as Payment Alliance International and Euronet, that primarily operate in the non-bank retail market.

In the retail market, the Company helps retailers transform their stores to a consumer-centric approach by providing POS, automated SCO solutions, cash management, software and services. The Company competes with some of the key players highlighted above plus other technology firms such as Toshiba and Fujitsu, and specialized software players such as GK Software, Oracle, Aptos and PCMS. Many retailers also work with proprietary software solutions.

For its services offerings, the Company perceives competition to be fragmented, especially in the product-related services segment. While other manufacturers provide basic levels of product support, the competition also includes local and regional third-party providers. With respect to higher value managed services, the Company competes with large IT service providers such as IBM, Atos, Fiserv and DXC Technology.

In the self-service software market, the Company, in addition to the key hardware players highlighted above, competes with several smaller, niche software companies like KAL, and with the internal software development teams of banks and retailers.

OPERATIONS

The Company's operating results and the amount and timing of revenue are affected by numerous factors, including supply chain, production schedules, customer priorities, sales volume and mix. During the past several years, the Company has honed its offerings to become a total solutions provider. As a result of the emphasis on services and software, the nature of the Company's workforce is changing and requires new skill sets in areas such as:

- advanced security and compliance measures;
- advanced sensors;
- IOT;
- modern field services operations;
- cloud computing;
- analytics; and
- as-a-service expertise.

The principal raw materials used by the Company in its manufacturing operations are steel, plastics, electronic parts and components and spare parts, which are purchased from various major suppliers.

The Company carries working capital mainly related to trade receivables and inventories. Inventories generally are manufactured or purchased as orders are received from customers. The Company's customary payment terms typically range from 30 to 90 days from date of invoice. The Company generally does not offer extended payment terms. The Company also provides financing arrangements to customers that are largely classified and accounted for as sales-type leases.

HUMAN CAPITAL MANAGEMENT

We are a world leader in automating, digitizing, and transforming the way people bank and shop. However, we would not be in that position without our employees, one of our most valuable assets. Diebold Nixdorf is improving the employee experience by leveraging best practices and investing in the tools necessary to develop and reward talent across the Company.

Employee Profile

As of December 31, 2022, we employed approximately 21,000 associates globally in more than 100 countries.

Culture

We govern our actions by our shared values: Accountability, Collaboration, Decisiveness, a Sense of Urgency and a Willingness to Change. Additionally, we have a CARE Council, which stands for Considerate, Aware, Responsible and Empathetic – four behaviors we expect all employees to model on a daily basis. Together, our values and CARE Council help employees feel appreciated, involved, connected and supported, and that they have equal opportunity to succeed. We continue to drive our cultural evolution through our diversity and inclusion programs, employee resource groups, robust internal communications and performance management process.

Diversity and Inclusion

The Company is committed to establishing a culture of diversity and inclusion where everyone is accepted, valued, supported and encouraged to thrive. We value the different perspectives and solutions our communities bring to the Company, and we believe these perspectives have a positive impact on how we innovate and grow. Our expectation is that our diversity and inclusion program will guide improvements in our culture - specifically, recruiting, training, policies and reporting, leader expectations, and benefits. In 2022, we continued to promote employee resource groups, including Women in the Workplace, DN Pride and Multi-Cultural. We are continuing to enhance our diversity and inclusion initiatives, in conjunction with our CARE Council, to recruit, retain and promote a diverse workforce. These efforts will not only promote innovation and growth but will also strengthen our relationships with customers spanning more than 100 countries with diverse cultural, gender, racial and other profiles.

Employee Engagement

We have invested in our internal communications resources to better engage our employees. We have an internal intranet, called The Exchange, to keep employees informed about key changes to our business, new product launches and progress on strategic initiatives.

Talent

To maintain a competitive workforce, the Company is evolving and enhancing how we train, identify and promote key talent. Additionally, the Company has continually improved and standardized our employee review process – encouraging regular performance reviews and feedback that will set clear expectations, motivate employees and reinforce the connection between pay and performance. In 2021, we expanded our global talent review program for talent development and succession planning to go deeper into our organization below senior leadership roles. Recently, retention bonuses were provided to retain certain employees within leadership positions.

Health, Safety and Wellness

Throughout our history, we have maintained our commitment to providing a safe workplace that protects against and limits personal injury and environmental harm. We follow international standards and regulations for product safety and security. Our Design-For-Quality approach covers R&D Quality, Manufacturing Quality and Supplier Quality. During the course of product development, these functions regularly participate in solution requirements and specification reviews. In the later phases of development, we define and perform various tests to ensure Product Safety and Security. We evaluate risks using both government-required procedures and best practices to ensure we understand residual risk and appropriately protect our employees. Frequent training ensures that specialists are informed promptly about legal and internal requirements.

Additionally, since the global outbreak of COVID-19, we have continued to evaluate and enhance our health, safety, and wellness protocols. Our designation as an essential service provider in numerous locations around the world required us to respond and address health and safety issues in real time. We have addressed these challenges with the following measures:

- implementing our comprehensive Pandemic Response Plan to ensure the continuity of our operations while protecting the health and safety of our people;
- instituting new safety and cautionary procedures for front-line employees to ensure their safety;
- providing sanitizing materials and guidance for working in common work areas;
- requiring employees to comply with quarantining requirements;
- sanitizing our production facilities and issuing stringent guidance on prohibiting unnecessary visitors and contractors from entering our manufacturing facilities; and

- establishing/adhering to stringent hygiene protocols, including handwashing, no admittance by anyone exhibiting cold or flu-like symptoms, temperature checks and social distancing to the fullest extent possible.

Compensation

Our compensation program is designed to attract and retain employees and to maintain a strong pay for performance culture. We regularly assess the current business environment and labor market to ensure our compensation programs reflect current best practices. We benchmark and set pay ranges based on market data for our jobs. We believe that these practices will help to motivate and engage our broader base of employees resulting in sustained increases in shareholder value and reflects our compensation philosophy in aligning long-term pay and performance.

PRODUCT BACKLOG

The Company's product backlog was approximately $1,400 and $1,100 as of December 31, 2022 and 2021, respectively. The backlog generally includes orders estimated or projected to be shipped or installed within 18 months. Although the Company believes the orders included in the backlog are firm and are sometimes paid in advance, some orders may be canceled by customers without penalty, and the Company may elect to permit cancellation of orders without penalty where management believes it is in the Company's best interests to do so. Historically, the Company has not experienced significant cancellations within its product backlog. Additionally, over 50 percent of the Company's revenues are derived from its service business, for which backlog information is not measured. Therefore, the Company does not believe that its product backlog, as of any particular date, is necessarily indicative of revenues for any future period.

PATENTS, TRADEMARKS, LICENSES

The Company owns patents, trademarks and licenses relating to certain products across the globe. While the Company regards these as items of importance, it does not deem its business as a whole, or any industry segment, to be materially dependent upon any one item or group of items. The Company intends to protect and defend its intellectual property, including pursuit of infringing third parties for damages and other appropriate remedies.

GOVERNMENT REGULATION

As a company with global operations, we are subject to complex foreign and U.S. laws and regulations, including trade regulations, tariffs, import and export regulations, anti-bribery and corruption laws, antitrust or competition laws, data privacy laws, such as the EU General Data Protection Regulation (the GDPR), and environmental regulations, among others. We have policies and procedures in place to promote compliance with these laws and regulations. Notwithstanding their complexity, our compliance with these laws and regulations, including environmental regulations, generally, does not, and is not expected to, have a material effect on our capital expenditures, earnings or competitive position. Government regulations are subject to change, and accordingly we are unable to assess the possible effect of compliance with future requirements or whether our compliance with such regulations will materially impact our business in the future.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Refer to Item 10 of this annual report on Form 10-K for information on the Company's executive officers, which is incorporated herein by reference.

AVAILABLE INFORMATION

The Company uses its Investor Relations web site, http://investors.dieboldnixdorf.com, as a channel for routine distribution of important information, including stock information, news releases, investor presentations and financial information. The Company posts filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC), including its annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K; its proxy statements; registration statements; and any amendments to those reports or statements. All such postings and filings are available on the Company's Investor Relations web site free of charge. In addition, this web site allows investors and other interested persons to sign up to automatically receive e-mail alerts when the Company posts news releases and financial information on its web site. Investors and other interested persons can also follow the Company on Twitter at http://twitter.com/dieboldnixdorf. The content on any web site referred to in this annual report on Form 10-K is not incorporated by reference into this annual report unless expressly noted.

ITEM 1A: RISK FACTORS
(dollars and euros in millions, except for per share values)

The following are certain risk factors that could affect the Company's business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this annual report on Form 10-K because they could cause actual results to differ materially from those expressed in any forward-looking statement. The risk factors highlighted below are not the only ones the Company faces. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Readers should not interpret the disclosure of any risk factor to imply that the risk has not already materialized. If any of these events actually occur, the Company's business, financial condition, operating results or cash flows could be negatively affected.

The Company cautions the reader to keep these risk factors in mind and refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this annual report on Form 10-K.

Strategic and Operational Risks.

The Company may not be able to generate sufficient cash from operations or have access to other sources of liquidity to sustain its operating needs or to meet its obligations as they become due over the next twelve-month period, raising substantial doubt as to the Company's ability to continue as a going concern. The Company may not be able to generate sufficient cash from operations or have access to other sources of liquidity to sustain its operating needs or to meet its obligations as they become due over the next twelve-month period, raising substantial doubt as to the Company's ability to continue as a going concern. As discussed below under "—Risks Related to Our Indebtedness," the Company has substantial indebtedness and requires sufficient cash flows and capital resources to fund its debt service obligations and other liquidity needs. Although the Refinancing Transactions completed in December 2022 were intended to provide the Company with the necessary liquidity to meet, along with cash from operations, its near-term and long-term liquidity needs, the available borrowing capacity under the ABL Facility has been substantially limited due to a lower than expected borrowing base. In addition, slower-than-expected conversion of inventory into revenue has further suppressed liquidity. As a result, without modifications to the ABL Facility and access to additional capital, the Company currently projects that it will have insufficient liquidity to satisfy its obligations as they become due over the next twelve-month period. The Company has been in discussions with certain of its lenders regarding various liquidity solutions, including a short-term "first-in-last-out" facility to be provided under its ABL Facility, which a lender has provided a "highly confident letter" for, subject to customary conditions. The Company expects the first-in-last-out facility to provide $55.0 of additional liquidity and to close by March 20, 2023, however, there can be no assurance that such a facility will be entered into by such date or at all. In addition, the Company is in discussions with its lenders about other strategic initiatives and liquidity solutions for its business. There can be no assurance that the Company's efforts to improve its operating performance and financial position will be successful, that it will be able to modify the terms of the ABL Facility on commercially reasonable terms or at all, or that it will be able to obtain additional financing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "—Risks Related to Our Indebtedness."

Impacts of the COVID-19 pandemic continue to create uncertainty and could continue to have a material adverse impact on our business. The COVID-19 pandemic has adversely affected our operations and financial results and may continue to do so. Although, our business has demonstrated a certain degree of resiliency in the COVID-19 pandemic given our work as an essential service provider to banks and essential retailers. Nonetheless, the Company's financial performance continues to be impacted by longer lead times – both inbound and outbound – as well as delayed-billable inflationary pressures associated with pandemic-related headwinds. These impacts and other known or unexpected risks or developments related to the pandemic could continue to have a material and adverse impact on our business, financial position and results of operations. If conditions worsen, resulting in additional or unexpected challenges, the impacts of the COVID-19 pandemic could materially and negatively impact one or more of the following aspects of our business: our global supply chain, including our ability to maintain adequate component supply; transportation and shipping; our manufacturing facilities; our service technicians in the field; our employees working remotely or in our offices; and the businesses of our customers. Additionally, future public health crises, such as the COVID-19 pandemic, could cause additional and material delays in installations, certifications or other time-sensitive aspects of our business. As we cannot predict the duration or scope of the COVID-19 pandemic or any future public health crises, the continuing negative impact to our financial position, results of operations and cash flows cannot be reasonably estimated, but could be material.

While the Company achieved significant savings from its DN Now initiatives that concluded in 2021, as well as from the incremental $150 million plus cost savings plan which commenced in 2022, these savings may not be sustainable, which may adversely affect its operating results and cash flow. The Company's initiatives consisted of a number of work streams designed to improve operational efficiency and sustainably increase profits and cash flows. Although the Company has achieved a substantial amount of annual cost savings through 2022, it may be unable to sustain the annual cost savings from the work streams that it has previously implemented. and its results of operations and cash flows may be adversely affected.

New service and product developments may be unsuccessful. The Company is constantly looking to develop new services and products that complement or leverage its core competencies and expand its business potential. For example, the Company launched its DN Series banking solutions portfolio in 2019, its DN Series EASY family of retail checkout solutions in 2020, and EV charging stations services in 2021. The Company makes significant investments in service and product technologies and anticipates expending significant resources for new cloud software, digitally enabled services and product development over the next several years. There can be no assurance that the Company's service and product development efforts will be successful, that the roll out of any new services and products will be timely, that the customer certification process for any new products will be completed on the anticipated timeline, that it will be able to successfully market these services and products, or that margins generated from sales of these services and products will recover costs of development efforts.

The Company may not be successful executing on its digitally enabled hardware, services and software strategy. As part of its broader business strategy, the Company is delivering digitally enabled hardware, services and software to its customers to address their evolving demand for greater flexibility and optionality to meet the demands of the market, drive improvement to performance levels and provide a more scalable cost structure. The Company's digital strategy extends to its own internal capabilities, as well, to ensure the Company becomes more efficient and delivers better capabilities to its employees. Across its internal finance, information technology, human resources and sales departments, the Company is deploying digital tools to enhance its operating efficiency through the use of cloud-based applications, self-service portals and automation. Executing on a digitally enabled strategy presents risks and challenges to both the Company and its customers, and there can be no assurances that the Company will be successful in its endeavors.

The Company may not be able to generate sufficient cash flows to fund its operations and make adequate capital investments. The Company's cash flows from operations depend primarily on sales and service margins. To develop new service and product technologies, support future growth, achieve operating efficiencies and maintain service and product quality, the Company must make significant capital investments in manufacturing technology, facilities and capital equipment, R&D, and service and product technology. In addition to cash provided from operations, the Company has from time to time utilized external sources of financing. Depending upon general market conditions or other factors, the Company may not be able to generate sufficient cash flows to fund its operations and make adequate capital investments, either in whole or in part. In addition, any tightening of the credit markets may limit the Company's ability to obtain alternative sources of cash to fund its operations.

Data Privacy and Cybersecurity Risks.

Cybersecurity incidents or vulnerabilities could disrupt the Company's internal operations or services provided to customers, which could adversely affect revenue, increase costs, and harm its reputation, customer relationships, and stock price. To reduce these risks, the Company has programs and measures in place designed to detect and help safeguard against cybersecurity attacks. Although we have implemented cybersecurity measures designed to detect and limit the risk of unauthorized access to our systems and acquisition of, loss, modification of, use, access to, or disclosure of our data, threat actors are using evolving, sophisticated, and ever-changing techniques to obtain unauthorized access to systems and data. The types and motivations of threat actors that may attempt to access our systems also are evolving and expanding, and include sophisticated nation-state sponsored and organized cyber-criminals, who are targeting the financial services industry. As a result, the risk of cyberattack is increasing. An attack, disruption, intrusion, denial of service, theft or other data or cybersecurity incident (such as phishing attack, virus, ransomware, or other malware installation), or an inadvertent act by an employee or contractor, could result in unauthorized access to, acquisition of, loss, disclosure, or modification of, our systems, products, and data (or our third-party service provider's systems, products, and data), which may result in operational disruption, loss of business, claims (including by customers, financial institutions, cardholders, and consumers), costs and reputational harm that could negatively affect our operating results. The Company could incur significant expenses in investigating and addressing cybersecurity incidents, including the expenses of deploying additional personnel, enhancing or implementing additional protection measures, training employees or hiring consultants, and such incidents could divert the attention of our management and key personnel from our business operations. Further, remedial measures may later prove inadequate to prevent or reduce the impact of new or emerging threats. The Company may face regulatory investigations or litigation relating to cybersecurity incidents, which may be costly to defend and which, if successful, may require the Company to pay damages and fines, incur expenses to comply with consent orders or injunctions, and/or change its business practices. The Company also is subject to risks associated with cyberattacks involving our supply chain. We may also detect, or may receive notice from third parties (including governmental agencies and those in our supply chain) of potential vulnerabilities in our information technology systems, our products, or third-party products used in conjunction with our products. Even if these potential vulnerabilities do not affect our products, services, data, or systems, their existence or claimed existence could adversely affect customer confidence and our reputation in the marketplace, causing us to lose existing or potential customers. To the extent such vulnerabilities require remediation, such remedial measures could require significant resources, may not be implemented before such vulnerabilities are exploited, and may not prevent or reduce the risk. As the cybersecurity landscape evolves, we may also find it necessary to make significant further investments to protect data and infrastructure. We maintain cybersecurity insurance intended to cover some of these risks, but this insurance may not be sufficient to cover all of our losses from future cybersecurity incidents the Company may experience.

We have experienced cybersecurity incidents in the past, but none of these incidents, individually or in the aggregate, has had a material adverse effect on our business, reputation, operations or products. The Company has in place various information technology protections designed to detect and reduce cybersecurity incidents, although there can be no assurance that our protections will be successful. The Company also regularly evaluates its protections against cybersecurity incidents, including through self-assessments and third-party assessments, and takes steps to enhance those protections in response to specific threats and as part of the Company's information security program. There can be no assurance, however, that the Company will be able to prevent, reduce the risk of, or remediate all future cybersecurity incidents or that the cost associated with responding to any such incident or impact of such incident will not be significant or material.

Portions of the Company's IT infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. The Company may not be successful in implementing new systems, and transitioning data and other aspects of the process could be expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact the ability to fulfill orders, service customers and interrupt other processes and, in addition, could adversely impact the Company's ability to maintain effective internal control over financial reporting. Delayed sales, lower margins, lost customers or diminished investor confidence resulting from these disruptions could adversely affect the Company's financial results, stock price and reputation.

The Company's actual or perceived failure to comply with increasing and increasingly stringent laws, regulations and contractual obligations relating to privacy, data protection and information security could harm its reputation, subject the Company to significant fines and liability or loss of business, and decrease demand for the Company's services. The Company and its customers are subject to privacy, data protection, and information security laws and regulations ("Data Protection Laws") in the United States and in jurisdictions around the globe that restrict the collection, use, disclosure, transfer and processing of personal data, including financial data. For example, the Company and its customers are subject, without limitation, to the European Union General Data Protection Regulation ("GDPR"), the U.K. General Data Protection Regulation, the California Consumer Privacy Act ("CCPA"), and the Brazilian Lei Geral de Proteção de Dados. Costs to comply with these Data Protection Laws are significant. Failure to comply with these laws could result in material legal exposure and business impact, including the loss of customers and decreased demand for our products and services. The GDPR, for example, imposes onerous accountability obligations on companies, with penalties for non-compliance of up to the greater of €20 and four percent of annual global revenue. The GDPR, and other Data Protection Laws, also grant corrective powers to supervisory authorities, including the ability to impose a limit on processing personal data or ability to order companies to cease operations.

The Data Protection Laws are part of an evolving global data protection landscape in which the number, complexity, requirements, and consequences of non-compliance with these laws are increasing. This landscape includes legislative proposals recently adopted or currently pending in the United States, at both the federal and state levels (including by banking agencies), as well as in other jurisdictions, implementing new or additional requirements for data protection that could increase compliance costs, the cost and complexity of delivering our services, and significantly affect our business. Additionally, the interpretation and application of new data protection laws and regulations in many cases is uncertain, and our legal and regulatory obligations in such jurisdictions are subject to frequent and unexpected changes, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. Complying with these evolving and varying standards, and implementing the required operational changes as a result of such standards, could require significant expense and effort and may require us to change our business practices or the functionality of our products and services in a manner adverse to our customers and our business. In addition, violations of these laws can result in governmental investigations, significant fines, penalties, claims by regulators or other third parties, imposition of limits on the processing of data, and damage to our brand and business.

Like other global companies, to conduct its operations, the Company transfers data across international borders. Transferring personal data across international borders is complex and subject to legal and regulatory requirements. In many cases, the laws and regulations governing such transfers apply not only to transfers between unrelated third parties but also to transfers between the Company and its subsidiaries. There is also active litigation and enforcement with respect to data transfers in a number of jurisdictions around the world, each of which could have an adverse impact on our ability to process and transfer personal data as part of our business operations. Some countries have also enacted or are enacting data localization laws that prohibit or significantly restrict the transfer of data out of the country. Developments related to cross-border transfers, including the Court of Justice July 2020 ruling in the "Schrems II" case as well as related guidance from the European Data Protection Board, have resulted in some changes to the way we provide our services in the European Union and conduct our business, and could expose us to potential sanctions and fines for non-compliance. If we cannot transfer data from some jurisdictions or implement valid mechanisms for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, injunctions against processing or transferring personal data from Europe or elsewhere, and require us to increase our personal data or other data processing capabilities in the Europe Union and/or elsewhere at significant expense.

In addition to our legal obligations, our contractual obligations relating to privacy, data protection and information security have become increasingly prevalent and stringent due to changes in laws and regulations, including the development related to cross-border transfers, as well as the heightened regulatory requirements in the financial services industry. Certain Data Protection Laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. If we are unable to comply with our contractual obligations, this could impact our reputation and result in liabilities and loss of business.

Risks Related to Our Indebtedness.

The Company's current and future operations, particularly the Company's ability to respond to changes or pursue its business strategies, are restricted by the documentation governing its indebtedness. The agreements that govern the terms of the Company's indebtedness, including the ABL Facility, the Superpriority Facility, the New Term Loans, the New 2025 Notes and the 2L Notes (each as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations —Overview—Refinancing Transactions") contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in its long-term best interest, including limitations or restrictions on its ability to:

- incur, assume or guarantee additional indebtedness;
- declare or pay dividends or make other distributions or repurchase or redeem capital stock;
- prepay, redeem or repurchase certain debt;
- issue certain preferred stock or similar equity securities;
- make loans, advances and other investments;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- incur liens;
- enter into transactions with affiliates;
- alter the businesses the Company conducts;
- enter into agreements restricting the Company's subsidiaries' ability to pay dividends; and
- consolidate, merge or sell all or substantially all of the Company's assets.

In addition, the restrictive covenants under the ABL Facility require the Company to comply with a financial maintenance covenant under certain circumstances, The Company's ability to satisfy this financial maintenance covenant can be affected by events beyond its control, and therefore, there can be no assurance that the Company will be able to comply. If the Company is unable to meet such financial maintenance covenant, the Company would be required to seek an amendment or waiver from its lenders. There can be no assurance that the Company's lenders would consent to any such amendment or waiver on commercially reasonable terms or at all. For a discussion of the Company's indebtedness and the related agreements and instruments, see Item 6 – Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.

A breach of the covenants or restrictions under the agreements that govern the Company's indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow the applicable creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders thereunder to terminate all commitments to extend further credit thereunder. Furthermore, if the Company is unable to repay the amounts due and payable under any of its indebtedness, those lenders or investors will be able to proceed against the collateral granted to them to secure that indebtedness. If the holders of any of the Company's debt accelerate the repayment of its indebtedness, the Company may not have sufficient assets to repay that indebtedness. As a result of these restrictions, the Company may be:

- limited in how it conducts its business;
- unable to raise additional debt or equity financing to operate during general economic or business downturns; and
- unable to compete effectively or to take advantage of new business opportunities.

Accordingly, these restrictions may affect the Company's ability to operate in accordance with its strategy. In addition, the Company's financial results, its substantial indebtedness and its credit ratings could adversely affect the availability and terms of its financing.

The Company will be required to raise equity capital to pay any outstanding principal amount of 8.50% Senior Notes due 2024 (the 2024 Senior Notes) in excess of $20 (such 2024 Senior Notes in excess of $20, the Excess Stub Notes) at maturity if there is insufficient participation in the Public Exchange Offer (as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - Public 2024 Exchange Offer"). Such equity financing may not be available on favorable or acceptable terms or at all, and failure to raise such equity capital as required will constitute an event of default under the Superpriority Facility, the New Term Loans and the New 2025 Notes. Substantial doubt will continue to exist regarding the Company's ability to continue as a going concern.

As of the date of this annual report on Form 10-K, $72.1 aggregate principal amount of 2024 Senior Notes are outstanding. Therefore, under the terms of the agreements governing the Superpriority Facility, the New Term Loans and the New 2025 Notes, if less than $52.1 aggregate principal amount of 2024 Senior Notes are not validly tendered and accepted in the Public Exchange Offer, the Company will be required to issue equity to repurchase, redeem, prepay or pay in full the Excess Stub Notes (and any other accrued and unpaid fees or expenses that remain unpaid at the time of repurchase, redemption, prepayment or payment in full) prior to their maturity date. The Company may be unable to obtain such equity capital on terms that are favorable or acceptable to the Company or at all. Failure to raise sufficient equity capital as required will constitute an event of default under the Superpriority Facility, the New Term Loans and the New 2025 Notes, which would permit the creditors thereunder to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Even if no Excess Stub Notes exist after the completion of the Public 2024

Exchange Offer because $52.1 or more of the 2024 Senior Notes are validly tendered and accepted in the Exchange Offer, the Company may not have the liquidity to repay the remaining 2024 Senior Notes at maturity, which would also constitute an event of default under the Superpriority Facility, the New term Loans and the New 2025 Notes, as well as certain of the Company's other indebtedness, which would permit the creditors thereunder to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Furthermore, if the obligors under such debt are unable to repay the amounts due and payable thereunder, those lenders and noteholders could proceed against the collateral granted them to secure that indebtedness. In the event the Company's lenders or noteholders accelerate the repayment of its indebtedness, the Company and its subsidiaries may not have sufficient assets to repay that indebtedness.

Accordingly, if the Company fails to obtain the equity capital on favorable terms, it may be unable to meet its liquidity needs, which could have a material adverse effect on the Company's competitive position, business prospects, financial condition, results of operations, cash flow and ability to continue as a going concern.

The Company's failure to meet its debt service obligations could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's high level of indebtedness could adversely affect the Company's operations and liquidity. The Company's level of indebtedness could, among other things:

- make it more difficult for the Company to pay or refinance its debts as they become due during adverse economic and industry conditions because the Company may not have sufficient cash flows to make its scheduled debt payments;
- cause the Company to use a larger portion of its cash flow to fund interest and principal payments, reducing the availability of cash to fund working capital, capital expenditures, R&D and other business activities;
- limit the Company's ability to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- cause the Company to be more vulnerable to general adverse economic and industry conditions;
- cause the Company's suppliers to limit trade credit, require pre-payments or other collateral;
- cause the Company to be disadvantaged compared to competitors with less leverage;
- result in a downgrade in the credit rating of the Company or indebtedness of the Company or its subsidiaries, which could increase the cost of borrowings; and
- limit the Company's ability to borrow additional monies in the future to fund working capital, capital expenditures, R&D and other business activities.

The Company may not be able to generate sufficient cash to service or may not be able to refinance its indebtedness and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful. The Company's ability to make scheduled payments or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit the payment of principal, premium, if any, and interest, on its indebtedness.

If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity issues and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company's liquidity needs fluctuate during the course of the year and, as a result, these liquidity issues may be more acute during certain times. The liquidity issues that the Company faces could force the Company to reduce or delay investments and capital expenditures or to strategically divest material assets or operations, extend payments to vendors, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company has in the past and may in the future take such actions, and these actions could materially impact the Company's business. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow the Company to meet its scheduled payment obligations. In addition, the terms of the Company's existing or future debt arrangements may restrict it from effecting any of these alternatives.

Upcoming debt maturities could create significant financial and operational challenges for the Company. Following the consummation of the Refinancing Transactions (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Overview—Refinancing Transactions"), a significant portion of the Company's indebtedness matures in 2025. In addition, the ABL Facility will mature on July 20, 2026, subject to a springing maturity to a date that is 91 days prior to the maturity date of any indebtedness for borrowed money, with certain exceptions, in an aggregate principal amount of more than $25 incurred by the Company or any of its subsidiaries. The Company's ability to refinance its indebtedness ahead of upcoming maturities on commercially reasonable terms or at all depends on numerous factors, including the general condition of global financial markets and the Company's recent operating performance and liquidity, which are each subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control. Any disruption to the capital markets or change in the financial condition of the Company, could make it more difficult and expensive to refinance on commercially reasonable terms or at all.

Despite current and anticipated indebtedness levels, the Company may still be able to incur substantially more debt. This could further exacerbate the risks described above. The Company may also incur additional long-term debt and working capital lines of credit to meet future financing needs, which would increase its total indebtedness. Although documents governing the Company's indebtedness contain restrictions on the Company's ability to incur additional debt, including secured debt, these restrictions are subject to a number of important exceptions and the Company is permitted to incur debt in compliance with these restrictions. If the Company and its subsidiaries incur significant additional debt, the related risks that the Company faces could intensify.

The Company's variable-rate indebtedness exposes the Company to interest rate risk, which could cause its debt service obligations to increase significantly. Certain of the Company's indebtedness, including borrowings under the ABL Facility and the Superpriority Facility, as well as the New Term Loans, is subject to variable rates of interest and expose the Company to interest rate risk. If interest rates increased, the Company's debt service obligations on the variable-rate indebtedness would increase and the Company's net income would decrease, even though the amount borrowed under the facilities remained the same. As of December 31, 2022, the Company had approximately $1,240.5 aggregate principal amount of outstanding variable-rate debt. An unfavorable movement in interest rates, primarily the Secured Overnight Financing Rate (SOFR), could result in higher interest expense and cash payments for the Company. Although the Company may enter into interest rate swaps, involving the exchange of floating for fixed-rate interest payments, to reduce interest rate volatility, the Company cannot provide assurance that it will enter into such arrangements or that they will successfully mitigate such interest rate volatility.

The Company's debt levels and liquidity as well as challenges in the commercial and credit environment may materially adversely affect the Company's ability to issue debt on acceptable terms and the Company's future access to capital. The Company's ability to issue debt or enter into other financing arrangements on acceptable terms or at all could be materially adversely affected by the Company's debt levels and liquidity or if there is a material decline in the demand for its products or in the solvency of its customers or suppliers or other significantly unfavorable changes in economic conditions occur. In addition, volatility in the world financial markets could increase borrowing costs or affect the Company's ability to access the capital markets, which could have a material adverse effect on its competitive position, business prospects, financial condition, results of operations and cash flows.

The Company may need additional financing in the future to meet the Company's capital needs, and such financing may not be available on favorable or acceptable terms or at all. The Company may need to seek additional financing for general corporate purposes, including to meet liquidity needs. The Company may be unable to obtain any desired additional financing on terms that are favorable or acceptable to the Company or at all. Depending on market conditions, adequate funds may not be available to the Company on acceptable terms or at all and the Company may be unable to meet its liquidity needs, which could have a material adverse effect on its competitive position, business prospects, financial condition, results of operations and cash flows.

Unless we have access to additional capital, we currently project that we will not generate sufficient cash from operations or have access to other sources of liquidity to sustain our operating needs or to meet our obligations as they become due over the next twelve months. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Refinancing Transactions", on December 29, 2022, the Company completed the Refinancing Transactions (as defined under such section), which were a series of transactions with certain key financial stakeholders to refinance certain debt with near-term maturities and provide the Company with new capital. As planned, at the closing of the Refinancing Transactions, the Company drew down the entire available capacity of the ABL Facility and made payments to suppliers and vendors. As of December 31, 2022, therefore, the Company had no additional availability under the ABL Facility and $344 of cash, cash equivalents, restricted cash and short-term investments. As designed, the ABL Facility availability resets each month. Initially, the Company believed that the Refinancing Transactions, along with cash from operations, would be sufficient to meet the Company's near-term and long-term liquidity needs for at least the next 12 months. Over the course of the first quarter of 2023, based on the Company's revenue cycle and the composition of the borrowing base under the ABL Facility, the availability under the ABL Facility as of March 2023 has been substantially limited. In addition, slower-than-expected conversion of inventory into revenue has further suppressed liquidity. Accordingly, without modifications to the ABL Facility and access to additional capital, the Company currently projects that it will not generate sufficient cash from operations or have access to other sources of liquidity to sustain its operating needs or to meet its obligations as they become due over the twelve-month period subsequent to the filing of this annual report on Form 10-K.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 of the consolidated financial statements, the Company is required to raise equity capital to repay any amount exceeding $20 of the remaining principal balance of the 2024 Senior Notes. Failure to raise sufficient equity capital as required will constitute an event of default whereby under the Superpriority Facility, the New Term Loans and the 2025 Senior Notes (each as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Refinancing Transactions"), which would permit the creditors thereunder to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies, which the Company would not have sufficient liquidity to repay. Because of this uncertainty, and because of the uncertainty regarding the Company's ability to sustain its operating needs or to meet its obligations as they become due over the twelve-month period, the accompanying consolidated financial statements contain a "going concern" uncertainty paragraph. The inclusion of the "going concern" uncertainty paragraph would have constituted a default under the agreements governing the ABL Facility, the Superpriority Facility and the New Term Loans; however, the requisite lenders under each of these facilities have waived such default.

The Company is currently working to improve its operating performance and its cash, liquidity and financial position. In addition, the Company is in discussions with the lenders under the ABL Facility regarding modifications to the borrowing base under the ABL Facility to provide the Company with access to additional borrowings. The Company is also engaged in discussions with certain of its lenders regarding additional short-term liquidity, including potentially providing additional liquidity in the form of a "first-in-first-out" facility to be provided under the ABL Facility, which a lender has provided a "highly confident letter" for, subject to customary conditions. The Company expects the first-in-last-out facility to provide $55 of additional liquidity and to close by March 20, 2023, however, there can be no assurance that such a facility will be entered into by such date or at all. In addition, the Company is in discussions with its lenders about other strategic initiatives and liquidity solutions for its business. However, there can be no assurance that the Company's efforts to improve its operating performance and financial position will be successful, that it will be able to modify the terms of the ABL Facility, or that it will be able to obtain additional financing on commercially reasonable terms or at all. As a result, the Company's liquidity and ability to timely pay its obligations when due could be adversely affected. Accordingly, and because the success of the Public Exchange Offer and the ability to raise necessary equity capital is not fully within the Company's control under the provisions of Accounting Standards Codification 205-40, substantial doubt will continue to exist regarding the Company's ability to continue as a going concern.

Workforce Operations Risks.

An inability to attract, retain and motivate key employees could harm current and future operations. In order to be successful, the Company must attract, retain and motivate executives and other key employees, including those in managerial, professional, administrative, technical, sales, marketing and IT support positions. It also must keep employees focused on its strategies and goals. Hiring and retaining qualified executives, engineers and qualified sales representatives are critical to its future, and competition for experienced employees in these areas can be intense. In addition, we have seen a decline in the qualified labor applicant pool since the start of the COVID-19 pandemic and increased competition for qualified labor. The failure to hire or loss of key employees could have a significant impact on the Company's operations.

Risks Related to Reliance on Performance of Third Parties.

The Company's ability to deliver products that satisfy customer requirements is dependent on the performance of its subcontractors and suppliers, as well as on the availability of raw materials and other components. The Company relies on other companies, including subcontractors and suppliers, to provide and produce raw materials, integrated components and sub-assemblies and production commodities included in, or used in the production of, its products. If one or more of the Company's subcontractors or suppliers experiences delivery delays or other performance problems, it may be unable to meet commitments to its customers or incur additional costs. In some instances, the Company depends upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control, such as geo-political developments or public health concerns (including viral outbreaks, such as COVID-19), or as a result of performance problems or financial difficulties, could have a material adverse effect on the Company's ability to meet commitments to its customers or increase its operating costs. At present, the overall impact of the COVID-19 pandemic is difficult to predict, but it may have a material adverse impact on the Company's overall business, financial condition and results of operations, in particular if COVID-19 infection rates resurge in other countries and regions, including as a result of new variants.

The Company manufactures a substantial amount of its products in Paderborn, Germany, and Manaus, Brazil. In addition, certain of our products are manufactured in China. Any damage suffered by these critical locations and manufacturing plants could negatively impact our business and results of operations. While the Company maintains insurance policies that provide coverage up to certain limits for some of the potential risks and liabilities associated with its business, it does not maintain insurance policies for all risks and liabilities.

The Company relies on third parties to provide security systems and systems integration. Sophisticated hardware and operating system software and applications that the Company procures from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to eliminate or alleviate security problems, viruses and bugs could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that could impede sales, manufacturing, distribution or other critical functions.

Tax Liability Risks.

Additional tax expense or additional tax exposures could affect the Company's future profitability. The Company is subject to income taxes in both the U.S. and various non-U.S. jurisdictions, and its domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. If the Company decides to repatriate cash, cash equivalents and short-term investments residing in international tax jurisdictions, there could be further negative impact on foreign and domestic taxes. The Company's tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could affect the valuation of its net deferred tax assets. The Company's future results could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns-continuing assessments of its income tax exposures and changes in tax legislation. For example, President Biden has proposed the reversal or modification of some portions of the Tax Cuts and Jobs Act of 2017, which, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect.

Additionally, the Company's future results could be adversely affected by the results of indirect tax audits and examinations, and continuing assessments of its indirect tax exposures. A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire. It is reasonably possible that the Company could be required to pay taxes, penalties and interest related to this matter or other open years, which could be material to its financial condition and results of operations.

Risks Related to Acquisitions, Divestitures and Alliances.

The Company may not be successful executing potential acquisitions, investments or partnerships, or divestitures. As the Company's financial performance improves, it may evaluate and consider acquisitions, investments or partnerships in companies, products, services and technologies, which could support the Company's strategy and growth. Acquisitions, investments and partnerships inherently involve risks, which may include: the risk of integrating business operations, cultures, retaining key personnel and maintaining appropriate systems and controls; the potential for unknown liabilities; the possibility that acquisitions, investments or partnerships may not yield the targeted financial or strategic benefits to the Company. Furthermore, the Company has, from time-to-time, been divesting certain non-core and/or non-accretive businesses to, among other things, simplify its business and reduce its debt. However, there can be no assurance that it will be successful in selling all or further such any assets. It may incur substantial expenses associated with identifying and evaluating potential sales. The process of exploring any sales may be time consuming and disruptive to its business operations, and if it is unable to effectively manage the process, its business, financial condition and results of operations could be adversely affected. It also cannot assure that any potential sale, if consummated, will prove to be beneficial to its shareholders. Any potential sale would be dependent upon a number of factors that may be beyond the Company's control, including, among other factors, market conditions, industry trends, the interest of third parties in the assets and the availability of financing to potential buyers on reasonable terms.

In addition, while it evaluates asset sales, the Company is exposed to risks and uncertainties, including potential difficulties in retaining and attracting key employees, distraction of its management from other important business activities, and potential difficulties in establishing and maintaining relationships with customers, suppliers, lenders, sureties and other third parties, all of which could harm its business.

The Company may be unable to successfully and effectively manage acquisitions, divestitures, alliances, and other significant transactions, which could harm its operating results, business and prospects. As the Company improves its financial performance and promotes its business strategy, it will continue to engage in discussions and potentially enter into agreements with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, partnerships, divestitures and outsourcing arrangements. Such transactions present significant risks and challenges and there can be no assurances that the Company will manage such transactions successfully or that strategic opportunities will be available to the Company on acceptable terms or at all. Acquisitions and partnerships inherently involve risks.

The Company may specifically evaluate and consider investments or partnerships in companies, products, services and technologies. Related risks include the Company failing to achieve strategic objectives, anticipated benefits or timing of a transaction or contractual obligations. Such transactions may require the Company to manage post-closing transitions services or integration issues with business operations, support systems, workplace cultures and the retention of personnel. There is also the potential for unknown liabilities and the possibility that the acquisitions or partnerships may not yield financial strategic benefits to the Company. Risks of these transactions can be more pronounced in larger and more complicated transactions, or if multiple transactions are pursued simultaneously.

Risks Related to Our Pension Plan Obligations.

Low investment performance by the Company's pension plan assets may result in an increase to its net pension liability and expense, which may require it to fund a portion of its pension obligations and divert funds from other potential uses. The Company sponsors several defined benefit pension plans that cover certain eligible employees across the globe. The Company's pension expense and required contributions to its pension plans funded with assets are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions it uses to measure the defined benefit pension plan obligations.

A significant market downturn could occur in future periods resulting in a decline in the funded status of the Company's pension plans and causing actual asset returns to be below the assumed rate of return used to determine pension expense. If return on plan assets in future periods perform below expectations, future pension expense will increase.

Risks Related to Shareholder Appraisal Proceedings.

The Company is exposed to additional litigation risk and uncertainty with respect to the former minority shareholders of Diebold Nixdorf AG. As a result of the 2016 acquisition of Diebold Nixdorf AG (the Acquisition), the Company continues to be exposed to two separate appraisal proceedings (Spruchverfahren). Both proceedings are pending at the same Chamber for Commercial Matters (Kammer für Handelssachen) at the District Court (Landgericht) of Dortmund (Germany). The first appraisal proceeding relates to the Domination and Profit Loss Transfer Agreement (DPLTA) entered into by Diebold Holding Germany Inc. & Co. KGaA (now doing business as Diebold Nixdorf Holding Germany GmbH), a wholly-owned subsidiary of Diebold Nixdorf, Incorporated, and Diebold Nixdorf AG, which became effective on February 17, 2017. The DPLTA appraisal proceeding was filed by minority shareholders of Diebold Nixdorf AG challenging the adequacy of both the cash exit compensation of €55.02 per Diebold Nixdorf AG share (of which 6.9 million shares were then outstanding) and the annual recurring compensation of €2.82 per Diebold Nixdorf AG share offered in connection with the DPLTA.

The second appraisal proceeding relates to the cash merger squeeze-out of minority shareholders of Diebold Nixdorf AG in 2019. The squeeze-out appraisal proceeding was filed by former minority shareholders of Diebold Nixdorf AG challenging the adequacy of the cash exit compensation of €54.80 per Diebold Nixdorf AG share (of which 1.4 million shares were then outstanding) in connection with the merger squeeze-out.

In the second quarter of 2022, the District Court of Dortmund dismissed all claims to increase the cash compensation in the DPLTA appraisal proceedings. This first instance decision, however, is not final as some of the plaintiffs filed appeals. The Company believes that the compensation offered in connection with the DPLTA and the merger squeeze-out was in both cases fair and that the decision of the District Court of Dortmund in the DPLTA appraisal proceedings validates its position. German courts often adjudicate increases of the cash compensation to plaintiffs in varying amounts in connection with German appraisal proceedings. Therefore, the Company cannot rule out that a court may increase the cash compensation in these appraisal proceedings. The Company, however, is convinced that its defense in both appraisal proceedings is supported by strong sets of facts and the Company will continue to vigorously defend itself in these matters.

Non-Cash Impairment Loss Risks.

The Company has a significant amount of long-term assets, including goodwill and other intangible assets, and any future impairment charges could adversely impact its results of operations. The Company reviews long-lived assets, including property, plant and equipment and identifiable amortizing intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Factors which may cause an impairment of long-lived assets include significant changes in the manner of use of these assets, negative industry or market trends, a significant under-performance relative to historical or projected future operating results, or a likely sale or disposal of the asset before the end of its estimated useful life.

As of December 31, 2022, the Company had $702.3 of goodwill. The techniques used in its qualitative and quantitative assessment and goodwill impairment tests incorporate a number of estimates and assumptions that are subject to change. Although the Company believes these estimates and assumptions are reasonable and reflect market conditions forecast at the assessment date, any changes to these assumptions and estimates due to market conditions or otherwise may lead to an outcome where impairment charges would be required in future periods.

Economic Risks and Market Contingencies.

The proliferation of payment options other than cash, including credit cards, debit cards, store-valued cards and mobile payment options could result in a reduced need for cash in the marketplace and a resulting decline in the usage of ATMs. The U.S., Europe and other developed markets have seen a shift in consumer payment trends since the late 1990's, with more customers now opting for electronic forms of payment, such as credit cards and debit cards, for their in-store purchases over traditional paper-based forms of payment, such as cash and checks. The recent COVID-19 pandemic has accelerated consumer transition towards non-cash payment alternatives driving an increase in digital, mobile and contactless payment methods. Additionally, some merchants offer free cash back at the POS for customers that utilize debit cards for their purchases, thus providing an additional incentive for consumers to use these cards. The continued growth in electronic payment methods could result in a reduced need for cash in the marketplace and ultimately, a decline in the usage of ATMs. New payment technology and adoption of mobile payment technology, digital currencies such as Bitcoin, or other new payment method preferences by consumers could further reduce the general population's need or demand for cash and negatively impact sales of ATMs and selected products, services and software.

The Company's business may be affected by general economic conditions, cyclicality and uncertainty and could be adversely affected during economic downturns. Demand for the Company's services and products is affected by general economic conditions and the business conditions of the industries in which it sells its services and products. The business of most of the Company's customers, particularly its financial institution and retail customers, is, to varying degrees, cyclical and has historically experienced periodic downturns. Under difficult economic conditions, customers may seek to reduce discretionary spending by forgoing purchases of the Company's services and products. This risk is magnified for capital goods purchases such as ATMs, retail systems and physical security products. In addition, downturns in the Company's customers' industries, even during periods of strong general economic conditions, could adversely affect the demand for the Company's services and products, and its sales and operating results.

In particular, continuing economic difficulties in the global markets have led to an economic recession in certain markets in which the Company operates. As a result of these difficulties and other factors, including new or increased regulatory burdens, financial institutions and retail customers have failed and may continue to fail, resulting in a loss of current or potential customers, or deferred or canceled orders, including orders previously placed. Any customer deferrals or cancellations could materially affect the Company's sales and operating results.

Increased energy, raw material and labor costs could reduce the Company's operating results. Energy prices, particularly petroleum prices, and raw materials (e.g., steel) are cost drivers for the Company's business. In recent years, the price of petroleum has been highly volatile, particularly due to the unstable political conditions in the Middle East and increasing international demand from emerging markets. The current high inflation environment may have also led to increased energy and oil prices. During his campaign, President Biden stated his intent to reverse U.S. climate change policy and in one of his first actions after taking office, signed an executive order recommitting the United States to the Paris Agreement. New legislation and regulations designed to implement this shift in U.S. climate change strategy, such as President Biden's proposed ban of new oil and gas production activities on public lands and properties, could cause fuel and electricity prices to increase. Price increases in fuel and electricity costs, such as those increases that may occur from climate change legislation or other environmental mandates, may continue to increase cost of operations and affect the Company's ability to operate in specific markets. Any increase in the costs of energy would also increase the Company's transportation costs.

The primary raw materials in the Company's services, software and systems solutions are steel, plastics, and electronic parts and components. The majority of raw materials are purchased from various local, regional and global suppliers pursuant to supply contracts. These suppliers, particularly those of electric components serve many large customers across several industries. The price of these materials can fluctuate under the supply contracts in tandem with the pricing of raw materials, which are increasing due to inflationary pressures. Current price increases in steel and resin are being mitigated by long-term contracts and joint work with suppliers on general productivity improvement and supply chain optimization. Most supplier agreements include long-term productivity improvements that serve as the basis for absorbing the potential raw materials increases.

The Company cannot assure that its labor costs going forward will remain competitive or will not increase, including as a result of the current high inflation environment and the competitive environment for labor. In the future, the Company's labor agreements may be amended, or become amendable, and new agreements could have terms with higher labor costs. In addition, labor costs may increase in connection with the Company's growth. The Company may also become subject to collective bargaining agreements in the future in the event that non-unionized workers may unionize.

Risks Related to Competition.

The Company faces competition in global markets that could adversely affect its sales and financial condition. All phases of the Company's business are highly competitive. Some of its services and products are in direct competition with similar or alternative services or products provided by its competitors. The Company encounters competition in price, delivery, service, performance, product innovation, product recognition and quality. In a number of international markets in each region where the Company operates, it faces substantial competition from local service providers that offer competing services and products.

Local providers of competing services and products may also have a substantial advantage in attracting customers in their countries due to more established branding in that country, greater knowledge with respect to the tastes and preferences of customers residing in that country and/or their focus on a single market. In addition, some of these companies may have a dominant market share in their territories and may be owned by local stakeholders. Because of the potential for consolidation in any market, the Company's competitors may become larger, which could make them more efficient and permit them to be more price-competitive. Increased size could also permit them to operate in wider geographic areas and enhance their abilities in other areas such as R&D and customer service.

The Company expects that its competitors will continue to develop and introduce new and enhanced services and products. This could cause a decline in market acceptance of the Company's services and products or result in the loss of major customers. In addition, the Company's competitors could cause a reduction in the prices for some of its services and products as a result of intensified price competition. Also, the Company may be unable to effectively anticipate and react to new entrants in the marketplace competing with its services and products.

As a U.S.-based multi-national corporation, the Company must ensure its compliance with both U.S. and foreign regulatory requirements, while local competitors only need to observe applicable regional, national or local laws that may be less onerous. An inability to compete successfully could have an adverse effect on the Company's operating results, financial condition and cash flows in any given period.

Risks Related to Our Multi-National Business Operations.

Because the Company's operations are conducted worldwide, they are affected by risks of doing business abroad. The Company generates a significant percentage of revenue from operations conducted outside the U.S. Revenue from international operations amounted to approximately 75.1 percent in 2022, 77.1 percent in 2021, and 75.0 percent in 2020 of total revenue during these respective years.

Accordingly, international operations are subject to the risks of doing business abroad, including, among other things, the following:

- fluctuations in currency exchange rates, particularly in EMEA (primarily the euro), Great Britain (pound sterling), Mexico (peso), Thailand (baht) and Brazil (real);
- transportation and supply chain delays and interruptions;
- political and economic instability and disruptions, including the impact of trade agreements;
- the failure of foreign governments to abide by international agreements and treaties;
- restrictions on the transfer of funds and capital controls;
- the imposition of duties, tariffs and other taxes;
- import and export controls;
- changes in governmental policies and regulatory environments;
- ensuring the Company's compliance with U.S. laws and regulations and applicable laws and regulations in other jurisdictions, including the Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, and applicable laws and regulations in other jurisdictions;
- increasingly complex laws and regulations concerning privacy and data security, including the GDPR;
- labor unrest and current and changing regulatory environments;
- the uncertainty of product acceptance by different cultures;
- the risks of divergent business expectations or cultural incompatibility inherent in establishing strategic alliances with foreign partners;
- difficulties in staffing and managing multi-national operations;
- limitations on the ability to enforce legal rights and remedies;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences, including repatriation of profits; and
- disruptions in our business, or the businesses of our suppliers or customers, due to cybersecurity incidents, terrorist activity, armed conflict, war, public health concerns (including viral outbreaks, such as COVID-19), fires or other natural disasters.

Any of these events could have an adverse effect on the Company's international operations by reducing the demand for its services and products or decreasing the prices at which it can sell its services and products, thereby adversely affecting its financial condition or operating results. The Company may not be able to continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which it may be subject. In addition, these laws or regulations may be modified in the future, and the Company may not be able to operate in compliance with those modifications.

Significant developments from recent and potential changes in U.S. trade policies, trade policies of other countries, or the issuance of sanctions forbidding or restricting trade where the Company has operations could have a material adverse effect on the Company and its financial condition and results of operations. Tariffs, and other governmental action relating to international trade agreements or policies, the adoption and expansion of trade restrictions, the requirement for licenses or the occurrence of a trade war, may adversely impact demand for the Company's products, costs, customers, suppliers and/or the U.S. economy or certain sectors thereof or may adversely impact the Company's ability to select a preferred supplier and, as a result, adversely impact its business.

The U.S. government may renegotiate, or potentially terminate, existing bilateral or multi-lateral trade agreements and treaties with foreign countries, including countries such as China. The Company manufactures a substantial amount of its products in China and has joint ventures with Chinese entities. On March 2, 2023 the U.S. Department of Commerce updated the Export Administration Regulation (EAR) list to include a Chinese entity that is part of one of the Company's joint ventures. In the future, if the EAR list is updated and any joint ventures to which the Company is a partner becomes subject to the export regulations, the Company's ability to ship U.S.-origin goods ma adversely affect the Company's ability to manufacture products.

Additional tariffs may cause the Company to increase prices to its customers, which may reduce demand, or, if it is unable to increase prices, result in lowering its margin on products sold. Furthermore, the Company's global operations, including in China and Russia, subject it to sanctions laws in the countries where it trades and to U.S. sanctions.

The Company's operations in Russia have been affected by sanctions by a number of governments on the Russian financial sector, including the United States, the European Union, and the United Kingdom. These sanctions may have the effect of disrupting the Company's collection of outstanding accounts receivable and ability to generate revenue in Russia. Based on the projected effect of these sanctions or the imposition of additional sanctions, this impact on operations may require the Company to reduce or exit its business in Russia or another country. Any reduction or exit of our business could result in changes, which could be material.

It remains unclear what the U.S. or foreign governments will or will not do with respect to sanctions, tariffs, international trade agreements and policies on a short-term or long-term basis. The Company cannot predict future trade policy or the terms of any renegotiated trade agreements and their impacts on its business.

Risks Related to Our Common Shares.

Anti-takeover provisions could make it more difficult for a third party to acquire the Company. Certain provisions of the Company's charter documents, including provisions limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice, may make it more difficult for a third party to gain control of the Company's board of directors and may have the effect of delaying or preventing changes in the Company's control or management. This could have an adverse effect on the market price of the Company's common shares. Additionally, Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed control share acquisition, as defined in the Ohio Revised Code (ORC). Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of its voting power represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the interested shares, as defined in the ORC. The application of these provisions of the ORC also could have the effect of delaying or preventing a change of control.

The declaration, payment and amount of dividends is at the discretion of the Company's board of directors. Although the Company has paid dividends on its common shares in the past, the declaration and payment of future dividends, as well as the amount thereof, are subject to declaration by the Company's board of directors. The amount and size of any future dividends will depend on the Company's results of operations, financial condition, capital levels, cash requirements, future prospects and other factors.

Future issuances of the Company's common shares in connection with the Refinancing Transactions and the registered Exchange Offer could result in significant dilution to our shareholders and impair the market price of the common shares. In connection with the Refinancing Transactions, the Company issued to participants of the 2024 Exchange Offer and Consent Solicitation New Warrants exercisable for up to 15,813,847 common shares (representing 19.99% of the common shares outstanding on the business day immediately preceding the December 29, 2022, (the "settlement date"), subject to reallocation following the consummation of the Registered Exchange Offer. Unless earlier cancelled in accordance with their terms, New Warrants can be exercised at any time on and after April 1, 2024 and prior to 5:00 p.m. New York City time on December 29, 2027 (or, if such day is not a business day, the next succeeding day that is a business day). No cash will be payable by a warrantholder in respect of the exercise price for a New Warrant upon exercise; rather, upon exercise, a holder of New Warrants will receive, on the applicable settlement date, a number of Common Shares equal to the greater of (i) zero and (ii) the product of (a) the number of warrant shares for such New Warrant as of the exercise date and (b) a fraction, the numerator of which is (x) the fair market value per share of the common shares as of the trading day immediately prior to the exercise date minus (y) the exercise price of $0.01 per share, and the denominator of which is the fair market value per share of the common shares as of the trading day immediately prior to the exercise date. The number of full shares issuable upon an exercise of New Warrants by a warrantholder at any time will be computed on the basis of the aggregate number of shares issuable pursuant to the New Warrants being exercised by such warrantholder as of the applicable exercise date. Further, the Company will be required to raise equity capital prior to the maturity date of the 2024 Senior Notes in an amount necessary to repurchase, redeem, prepay or pay in full the principal amount (and any other accrued and unpaid fees/expenses that remain unpaid at the time of repurchase, redemption, prepayment or payment in full) of any 2024 Senior Notes that failed to participate in the 2024 Exchange Offer and Consent Solicitation or the registered exchange pursuant to the registration statement on form S-4 filed with the SEC on February 10 2022, (as it may be supplemented or amended(including by post-effective amendments) from time to time) (the "Registered Exchange Offer") in excess of $20 (such 2024 Senior Notes in excess of $20, the Excess Stub Notes), and proceeds of such equity capital will be required to be used to repurchase, redeem, prepay or pay in full the Excess Stub Notes prior to the maturity date of the 2024 Senior Notes. Issuances of common shares upon exercise of New Warrants or in connection with any raise of equity capital required to repurchase, redeem, prepay or pay in full the Excess Stub Notes, or the perception that these issuances may occur, could depress the market price of the Company's common shares and result in dilution to existing holders of the common shares, and such dilution could be significant depending on the size of the issuances.

The price of the Company's common shares has been volatile, and an investment in the common shares could lose value. The risks discussed in this section could adversely affect the price of the Company's common shares. The timing of announcements in the public market regarding new products, product enhancements or technological advances by the Company or its competitors, and any announcements by the Company or its competitors of acquisitions, major transactions or management changes could also affect the price of the Company's common shares. The price of the Company's common shares is subject to speculation in the press and the analyst community, including with respect to changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for the Company's common shares, the

Company's credit ratings and market trends unrelated to the Company's performance. Sales of the Company's common shares by the Company's directors, officers, or other significant holders may also affect the price of the common shares. A significant drop in the price of the common shares could also expose the Company to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect the Company's business prospects, financial condition and results of operations.

General Risks.

The Company's ability to maintain effective internal control over financial reporting may be insufficient to allow it to accurately report its financial results or prevent fraud, and this could cause its financial statements to become materially misleading and adversely affect the trading price of its common shares. The Company requires effective internal control over financial reporting in order to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company cannot provide reasonable assurance with respect to its financial statements and effectively prevent fraud, its financial statements could become materially misleading, which could adversely affect the trading price of its common shares.

If the Company is not able to maintain the adequacy of its internal control over financial reporting, including any failure to implement required new or improved controls, its business, financial condition and operating results could be harmed. Any material weakness could affect investor confidence in the accuracy and completeness of its financial statements. As a result, the Company's ability to obtain any additional financing, or additional financing on favorable terms, could be materially and adversely affected. This, in turn, could materially and adversely affect its business, financial condition and the market value of its securities and require it to incur additional costs to improve its internal control systems and procedures. In addition, perceptions of the Company among customers, lenders, investors, securities analysts and others could also be adversely affected.

We may be exposed to certain regulatory and financial risks related to climate change. Growing concerns about climate change may result in the imposition of additional regulations or restrictions to which we may become subject. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change, including regulating greenhouse gas emissions. The outcome of new legislation or regulation in the U.S. and other jurisdictions in which we operate may result in new or additional requirements, additional charges to fund energy efficiency activities, and fees or restrictions on certain activities. Compliance with these climate change initiatives may also result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Even without such regulation, increased public awareness and adverse publicity about potential impacts on climate change emanating from us or our industry could harm us. We may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could adversely affect our results of operations, financial position or cash flows.

An adverse determination that the Company's services, products or manufacturing processes infringe the intellectual property rights of others, or its failure to enforce its intellectual property rights could have a materially adverse effect on its business, operating results or financial condition. As is common in any high technology industry, others have asserted from time to time, and may assert in the future, that the Company's services, products or manufacturing processes infringe their intellectual property rights. A court determination that its services, products or manufacturing processes infringe the intellectual property rights of others could result in significant liability and/or require it to make material changes to its services, products and/or manufacturing processes.

The Company also seeks to enforce its intellectual property rights against infringement. The Company cannot predict the outcome of actions to enforce its intellectual property rights, and, although it seeks to enforce its intellectual property rights, it cannot guarantee that it will be successful in doing so. Any of the foregoing could have a materially adverse effect on the Company's business, operating results or financial condition.

The Company may be exposed to liabilities under the FCPA or other worldwide anti-bribery laws, which could harm its reputation and have a material adverse effect on its business. The Company is subject to compliance with various laws and regulations, including worldwide anti-bribery laws. Anti-bribery laws generally prohibit companies, and third parties acting on their behalf, from engaging in bribery or making or receiving other improper payments to another person or entity, including government officials for the purpose of obtaining or retaining business or gaining an unfair business advantage or inducing a person to act improperly or rewarding them for doing so. The FCPA also requires proper record keeping and characterization of such payments in the Company's reports filed with the SEC.

The Company's employees and agents are required to comply with these laws. The Company operates in many parts of the world that have experienced governmental and commercial corruption to some degree, and strict compliance with anti-bribery laws may conflict with local customs and practices. Non-US companies, including some that may compete with the Company, may not be subject to the FCPA or other anti-bribery laws and may follow local customs and practices. Accordingly, such companies may be more likely to engage in activities prohibited by the anti-bribery laws which apply to the Company, which could have a significant adverse impact on the Company's ability to compete for business in such countries.

Despite the Company's commitment to legal compliance and corporate ethics, it cannot ensure that its policies and procedures will always protect it from intentional, reckless or negligent acts committed by its employees or agents. Violations of these laws, or allegations of such violations, could disrupt the Company's business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on its reputation, business, financial condition or results of operations. Future changes in anti-bribery or economic sanctions laws and enforcement could also result in increased compliance requirements and related expenses that may also have a material adverse effect on its business, financial condition or results of operations.

Economic conditions and regulatory changes leading up to and following the United Kingdom's (U.K.) exit from the EU could have a material adverse effect on the Company's business and results of operations. The U.K.'s exit from the EU (Brexit) and the resulting significant change to the U.K.'s relationship with the EU and with countries outside the EU (and the laws, regulations and trade deals impacting business conducted between them) could disrupt the overall economic growth or stability of the U.K. and the EU and negatively impact the Company's European operations. The U.K. and the EU have entered into a free trade agreement that now governs the U.K.'s relationship with the EU. While the U.K. and the EU can generally continue to trade with each other without the imposition of tariffs for imports and exports, there are new customs requirements that require additional documentation and data, and there are also new controls on the movement and reporting of goods. Although we have not experienced any material disruption in our business as a result of Brexit, we do not know the extent to which Brexit and the free trade agreement will ultimately impact the business and regulatory environment in the U.K., the rest of the EU or other countries, although it is possible there will be tighter controls and administrative requirements for imports and exports between the U.K. and the EU or other countries, as well as increased regulatory complexities. Any of these factors could adversely impact customer demand, our relationships with customers and suppliers and our results of operations.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact the Company's financial performance and restrict its ability to operate its business or execute its strategies. New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase the Company's cost of doing business and restrict its ability to operate its business or execute its strategies. This includes, among other things, the possible increase in U.S. corporate income tax rates, legislation and regulatory initiatives relating to climate change and environmental policy and other changes relating to the Biden Administration transition, compliance costs and enforcement under applicable securities laws, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the German Securities Trading Act (Wertpapierhandelsgesetz) and Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014, as well as costs associated with complying with the Patient Protection and Affordable Care Act of 2010 and the regulations promulgated thereunder.

The Company's actual operating results may differ significantly from its guidance. From time to time, the Company releases guidance, including any guidance that it may include in the reports that it files with the SEC regarding its future performance. This guidance, which consists of forward-looking statements, is prepared by its management and is qualified by, and subject to, the assumptions and the other information included in this annual report on Form 10-K, as well as the factors described under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Forward-Looking Statement Disclosure." The Company's guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither its independent registered public accounting firm nor any other independent or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that the Company releases such data is to provide a basis for its management to discuss its business outlook with analysts and investors. The Company does not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by the Company will not materialize or will vary significantly from actual results. Accordingly, the Company's guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

As of December 31, 2022, the Company operates a real estate footprint of approximately 1,500,000 square feet and has realized a sustainable reduction from approximately 1,600,000 square feet in 2021. Since 2018, the Company reduced its operating real estate footprint by more than 50 percent. The main driver of recent reductions were consolidations of existing locations by reducing the rented areas, e.g., in Mexico, relocating to smaller and more cost-efficient locations, e.g., Indonesia, Portugal, and exiting locations like Paddington, UK and an office area in Atlanta, Georgia.

Further, the Company owns or leases and operates sales, service, and administrative properties across the Americas, EMEA, and AP and is seeking to regionalize its manufacturing. The Company also owns or leases and operates manufacturing facilities in North Canton, Ohio, Manaus, Brazil, and Paderborn, Germany. The Company continues to have key software delivery hubs in Katowice, Poland and Mumbai, India.

The Company considers that its properties are generally in good condition, well maintained, and are suitable and adequate to carry on the Company's business. The Company also continues its focus on sustainability with its properties – e.g., starting to upgrade the Paderborn location with LED lights and initiating several global projects to save energy, e.g., by less heating/cooling and more area-specific illumination schedules.

The Company is exploring further opportunities to increase the sustainability of its properties, such as reviewing the solar energy potential at Company locations for on-site renewable energy systems. The Company is also investing into energy conservation initiatives through technology improvements including initiatives such as installing energy efficiency LED lighting, replacing inefficient heating and cooling systems, and installing new high-efficient HVAC systems and building management systems where feasible.

ITEM 3: LEGAL PROCEEDINGS

The information required for this Item is incorporated herein by reference to Note 20 of the consolidated financial statements—Indirect Tax Contingencies and Note 20 of the consolidated financial statements—Legal Contingencies.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common shares of the Company are listed on the New York Stock Exchange with a symbol of "DBD."

There were 35,385 shareholders of the Company at December 31, 2022, which includes an estimated number of shareholders who had shares held in their accounts by banks, brokers, and trustees for benefit plans and the agent for the dividend reinvestment plan.

In May 2018, the Company announced the decision of its Board of Directors to reallocate future dividend funds towards debt reduction and other capital resource needs. Accordingly, the Company has not paid a dividend since 2018.

Information concerning the Company's share repurchases made during the fourth quarter of 2022 is as follows:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans [2]
October	6,673	$ 2.50	—	2,426,177
November	88	$ 5.44	—	2,426,177
December	13,149	$ 2.09	—	2,426,177
Total	19,910	$ 2.24	—	

(1)   All shares were surrendered or deemed surrendered to the Company in connection with the Company's stock-based compensation plans.

(2)   The total number of shares repurchased as part of the publicly announced share repurchase plan was 13,450,772 as of December 31, 2022. The plan was approved by the Board of Directors in April 1997. The Company may purchase shares from time to time in open market purchases or privately negotiated transactions. The Company may make all or part of the purchases pursuant to accelerated share repurchases or Rule 10b5-1 plans. The plan has no expiration date. The following table provides a summary of Board of Director approvals to repurchase the Company's outstanding common shares:

	Total Number of Shares Approved for Repurchase
1997	2,000,000
2004	2,000,000
2005	6,000,000
2007	2,000,000
2011	1,876,949
2012	2,000,000
	15,876,949

PERFORMANCE GRAPH

The graph below compares the cumulative five-year total return provided to shareholders on the Company's common shares relative to the cumulative total returns of the S&P 500 index, the S&P Midcap 400 index and two customized peer groups, whose individual companies are listed in footnotes 1 and 2 below. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Company's common shares, in each index and in each of the peer groups on December 31, 2017 and its relative performance is tracked through December 31, 2022.



The Compensation Committee of the Company's Board of Directors annually reviews and approves the selection of peer group companies, adjusting the group from time to time based on changes in the Company's industry and the Company's operations, the current peer group and the comparability of our peer group companies.

1. There are seventeen companies included in the Company's 2021 & 2022 peer group, which are: ACI Worldwide, Benchmark Electronics Inc., Bread Financial Holding, Broadridge Financial Solutions Inc., Ciena Corporation, Euronet Worldwide Inc., Juniper Networks Inc., Logitech International SA, NCR Corp., Netapp Inc., Pitney Bowes Inc., Sabre Corp., Sanmina Corp., The Brink's Company, Unisys Corp., Western Union Co. and Zebra Technologies Corp.
2. There are fifteen companies included in the Company's 2020 peer group, which are: Alliance Data Systems Corp., Benchmark Electronics Inc., Broadridge Financial Solutions Inc., Ciena Corporation, Euronet Worldwide Inc., Juniper Networks Inc., Logitech International SA, NCR Corp., Netapp Inc., Pitney Bowes Inc., Sabre Corp., Sanmina Corp., Unisys Corp., Western Union Co. and Zebra Technologies Corp.

ITEM 6: [RESERVED]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes that appear within this Annual Report on Form 10-K.

Organizational Simplification Initiative

In connection with the appointment of a new Chief Executive Officer, a cost savings program was announced to simplify the Company's operating model by focusing on the areas of our business that provide the most value to our customers and shareholders. The intent is to streamline our operations and move the organization closer to the customer by standardizing and digitizing processes wherever possible to remove redundancies and drive a more efficient organization. Doing so is anticipated to result in annual efficiencies of greater than $150.0.

Another key priority of the new leadership team is to solidify our supply chain to achieve stability and meet the strong demand we are experiencing. The Company seeks to limit inflationary costs throughout the supply chain and particularly as it relates to raw materials and logistics costs. To facilitate this initiative, the Company is in the process of regionalizing its manufacturing and related supply chain activities.

Refinancing Transactions

On October 20, 2022, the Company, certain of its subsidiaries, including Diebold Nixdorf Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law and a direct wholly owned subsidiary of the Company (the Dutch Subsidiary), and certain initial consenting holders entered into a Transaction Support Agreement (which was subsequently amended on November 28, 2022 and December 20, 2022), to which the other consenting holders became parties (together with all exhibits, annexes and schedules thereto, and as so amended, the Transaction Support Agreement). As contemplated in the Transaction Support Agreement, the following refinancing transactions (the Refinancing Transactions) were completed on December 29, 2022:

- The Company and certain of its subsidiaries obtained a new $250 million asset-based credit facility (the ABL Facility), which will mature in July 2026, subject to a springing maturity to a date that is 91 days prior to the maturity of certain indebtedness of the Company or its subsidiaries above a certain threshold amount. The ABL Facility is provided by, and replaces the commitments of, the Company's existing revolving credit lenders under the Credit Agreement, dated as of November 23, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the Existing Credit Agreement), among the Company, as borrower, the Company's subsidiary borrowers party thereto, the lenders party thereto from time to time and JPMorgan Chase Bank N.A., as administrative agent.
- Diebold Nixdorf Holding Germany GmbH (the German Borrower), a wholly-owned subsidiary of the Company, obtained a new $400 million superpriority term loan credit facility (the Superpriority Facility), which will mature in July 2025.
- Certain holders of the term loans (the Existing Term Loans) under the Existing Credit Agreement exchanged such Existing Term Loans at par into extended term loans (the New Term Loans and, such exchange, the Term Loan Exchange), which will mature in July 2025.
- The Company amended the Existing Credit Agreement to, among other things, permit the Refinancing Transactions, remove substantially all negative covenants and mandatory prepayments, and direct the collateral agent to release the liens on certain collateral securing the Company's obligations under the Existing Credit Agreement and the Company's existing subsidiary guarantors' obligations under the related guarantees (in each case, to the extent permitted, including under applicable law).
- The Company consummated a private exchange offer (the Private 2024 Exchange Offer) and consent solicitation with respect to the outstanding 2024 Senior Notes, which included (i) a private offer to certain eligible holders to exchange any and all 2024 Senior Notes for units (the Units) consisting of (a) new 8.50%/12.50% Senior Secured PIK Toggle Notes due 2026 issued by the Company (the 2L Notes) and (b) a number of warrants (the Warrants) to purchase common shares of the Company and (ii) a related consent solicitation to adopt certain proposed amendments to the indenture governing the 2024 Senior Notes (the 2024 Senior Notes Indenture) to eliminate certain of the covenants, restrictive provisions and events of default intended to protect holders, among other things, from such indenture (collectively, the 2024 Exchange Offer and Consent Solicitation).
- (i) Certain holders of the Company's 9.375% Senior Secured Notes due 2025 (the 2025 USD Senior Notes), issued pursuant to the Indenture, dated as of July 20, 2020 (as amended, the 2025 USD Senior Notes Indenture) exchanged such 2025 USD Senior Notes for new 9.375% Senior Secured Notes due 2025 (the New 2025 USD Senior Notes), being issued under the 2025 USD Senior Notes Indenture and with identical terms to the 2025 USD Senior Notes (after

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

giving effect to the proposed amendments as described below), and (ii) certain holders of the Dutch Subsidiary's 9.000% Senior Secured Notes due 2025 (the 2025 EUR Senior Notes and, together with the 2025 USD Senior Notes, the 2025 Senior Notes), issued pursuant to that certain Indenture, dated as of July 20, 2020 (the 2025 EUR Senior Notes Indenture) exchanged such 2025 EUR Senior Notes for new 9.00% Senior Secured Notes due 2025 (the New 2025 EUR Senior Notes and, together with the New 2025 USD Senior Notes, the New 2025 Notes). The Company also consummated the related consent solicitations and effected certain proposed amendments to the 2025 USD Senior Notes Indenture and the 2025 EUR Senior Notes Indenture.

Public 2024 Exchange Offer

On February 10, 2023, the Company filed with the SEC a registration statement on Form S-4, registering an exchange offer (the Public 2024 Exchange Offer) with respect to the 2024 Senior Notes, on substantially the same terms as the Private 2024 Exchange Offer, to exchange the remaining 2024 Senior Notes outstanding following the Private 2024 Exchange Offer for Units. The Public 2024 Exchange Offer is currently scheduled to expire on March 24, 2023. The Company is required to raise equity capital prior to the maturity date of the 2024 Senior Notes in an amount necessary to repurchase, redeem, prepay or pay in full the principal amount of any 2024 Senior Notes that are not exchanged in the Public 2024 Exchange Offer in excess of $20 aggregate principal amount of 2024 Senior Notes (such 2024 Senior Notes in excess of $20, the Excess Stub Notes).

Reportable Segment Update

In the second quarter of 2022, we reorganized our reportable segments in connection with the new and simplified operating model. We believe the new segmentation aligns with our focus on standard and centralized global product and service offerings that support our customer base, which is largely comprised of global financial institutions and retailers. Our new reporting units, determined in accordance with ASC 350, "*Intangibles - goodwill and other*", are the same as the operating and reportable segments, which are global Banking and global Retail.

The reorganization of our operating model was considered a triggering event indicating a test for goodwill impairment was required on the effective date of the change. As of April 30, 2022, we performed an interim quantitative goodwill impairment test for both our old and new reporting units using a combination of the income valuation and market approach methodology. The determination of the fair value of the reporting unit requires significant estimates and assumptions, including significant unobservable inputs. The key inputs included, but were not limited to, discount rates, terminal growth rates, market multiple data from selected guideline public companies, management's internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures and earnings before interest and taxes margins, among others. No impairment resulted from the quantitative interim goodwill impairment test under either the legacy or new reporting unit structure.

As of April 30, 2022, we determined that the fair value of Eurasia Banking had a cushion of approximately 10 percent when compared with carrying amounts prior to the change. The other legacy reporting units had significant excess fair value or cushion when compared to their carrying amount. As of April 30, 2022 and under the new reporting unit structure, both banking and retail had significant excess fair value or cushion when compared to their carrying amount

As of our annual impairment testing date of October 1, 2022, Banking had a cushion of approximately 100 percent and Retail had a cushion of approximately 120 percent.

While we believe our estimates regarding the fair value of our reporting units are appropriate, changes in certain assumptions or our failure to execute on the current plan could have a significant impact to the estimated fair value and may result in material non-cash impairment charges. We will continue to monitor our reporting units for changes to the overall business environment that could ultimately impact their estimated fair value.

Business Drivers

The Company's operating model is based upon unit economics and service contract base. Business drivers of the Company's future net sales performance include, but are not limited to:

- demand for self-service and automation from Banking and Retail customers driven by the evolution of consumer behavior;
- demand for cost efficiencies and better usage of real estate for bank branches and retail stores as they transform their businesses to meet the needs of their customers while facing macro-economic challenges;
- demand for services on distributed IT assets such as ATMs, POS and SCO, including managed services and professional services;
- timing of product upgrades and/or replacement cycles for ATMs, POS and SCO;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

- demand for software products and professional services;
- demand for security products and services for the financial, retail and commercial sectors; and
- demand for innovative technology in connection with the Company's strategy.

RESULTS OF OPERATIONS

This Results of Operations focuses on discussion of 2022 results as compared to 2021 results. For discussion of 2021 results as compared to 2020 results, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022.

Net Sales

The following table represents information regarding our net sales for the years ended December 31:

	2022	2021	% Change	% Change in CC [1]	% of Total Net Sales for the Year Ended 2022	% of Total Net Sales for the Year Ended 2021
Segments						
Banking						
Services	$ 1,548.1	$ 1,681.2	(7.9)	(3.8)	44.7	43.1
Products	874.3	1,029.9	(15.1)	(10.2)	25.3	26.4
Total Banking	$ 2,422.4	$ 2,711.1	(10.6)	(6.2)	70.0	69.5
Retail						
Services	$ 550.8	$ 622.4	(11.5)	(1.6)	15.9	15.9
Products	487.5	571.7	(14.7)	(6.5)	14.1	14.6
Total Retail	$ 1,038.3	$ 1,194.1	(13.0)	(4.0)	30.0	30.5
Total net sales	$ 3,460.7	$ 3,905.2	(11.4)	(5.5)	100.0	100.0

[1] The Company calculates constant currency (CC) by translating the prior-year period results at the current year exchange rate.

Net sales decreased $444.5, or 11.4 percent, including a net unfavorable currency impact of $241.6 primarily related to the euro, resulting in a constant currency decrease of $202.9. After excluding $125.3 attributable to revenue of divested businesses, net sales decreased by $77.6.

Segments

- Banking net sales decreased $288.7, including a net unfavorable currency impact of $128.5 related primarily to the euro and revenue of divested businesses of $55.5. Excluding the impact of currency and divestitures, net sales decreased $104.7 driven by unplanned reductions in installation activity, including delays resulting from global supply chain disruptions, non-recurrence of prior-year refresh projects and the Company's initiative to reduce low margin services contracts.

- Retail net sales decreased $155.8, including a net unfavorable currency impact of $113.1 mostly related to the euro and revenue of divested businesses of $69.8. Excluding currency and divestitures, net sales increased $27.1 primarily from a growing retail contract base as well as favorable mix of solutions sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

Gross Profit and Gross Margin

The following table represents information regarding our gross profit and gross margin for the years ended December 31:

	2022	2021	$ Change	% Change
Gross profit - services	$ 618.1	$ 726.3	$ (108.2)	(14.9)
Gross profit - products	139.2	317.1	(177.9)	(56.1)
Total gross profit	$ 757.3	$ 1,043.4	$ (286.1)	(27.4)
Gross margin - services	29.4 %	31.5 %		
Gross margin - products	10.2 %	19.8 %		
Total gross margin	21.9 %	26.7 %		

Services gross margin decreased 210 basis points primarily due to inflationary labor and logistics costs, as well as lower fixed cost absorption due to the lower revenue base.

Product gross margin decreased 960 basis points. The decrease in product gross margin is the result of inflationary costs throughout the supply chain, most notably raw material inflation and freight inflation. While the Company is focused on obtaining price increases to offset the inflationary costs, long lead times between order entry and revenue recognition do not allow for pricing actions to take immediate effect.

Operating Expenses

The following table represents information regarding our operating expenses for the years ended December 31:

	2022	2021	$ Change	% Change
Selling and administrative expense	$ 741.6	$ 775.6	$ (34.0)	(4.4)
Research, development and engineering expense	120.7	126.3	(5.6)	(4.4)
Impairment of assets	111.8	1.3	110.5	N/M
Loss (gain) on sale of assets, net	(5.1)	3.1	(8.2)	N/M
Total operating expenses	$ 969.0	$ 906.3	$ 62.7	6.9

Selling and administrative expense decreased $34.0, or $83.6 after excluding the impact of $32.0 in non-directly attributable refinancing-related charges and $16.0 in increased restructuring costs in the current year compared to prior as well as $1.6 of additional other charges occurring in 2022. The decrease is predominantly the result of payroll expense decreases resulting from the headcount reduction stemming from the organizational simplification as well as a reduction in bonus expense due to the Company not achieving its incentive compensation thresholds in 2022.

Research, development and engineering expense decreased $5.6. Excluding the impact of additional restructuring charges of $9.1 and charges from the held for sale non-core European retail business of $9.9, research, development and engineering expense decreased $24.6. Headcount within the research and development organization was significantly reduced in connection with the organizational simplification and related product portfolio rationalization. Additionally, certain activities are being moved to lower cost jurisdictions.

The Company incurred $111.8 in impairment charges in 2022, of which $38.4 related to the impairment of capitalized North American ERP implementation costs which are discussed in Note 22 of the consolidated financial statements. $16.8 of impairment was due to the war in Ukraine in which the Company impaired certain assets in Ukraine, Russia, and Belarus which are discussed in Note 23 of the consolidated financial statements. $46.9 related to goodwill, capitalized software and right-of-use lease asset impairment within the held for sale non-core European retail business which were impaired to bring the carrying value of the held for sale European retail business down to estimated fair value less cost to sell and $9.7 was due to facility closures and other divestitures made during the year.

Net gain on sales of assets for 2022 was $5.1, primarily related to the sale of an IP address for $3.5 as well as a European facility sale for a $1.9 gain, both in the third quarter. Net loss on sale of assets in 2021 was primarily from the divestiture of the non-core German IT business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

Operating Profit (Loss)

The following table represents information regarding our operating profit (loss) for the years ended December 31:

	2022	2021	$ Change	% Change
Operating profit (loss)	$ (211.7)	$ 137.1	$ (348.8)	N/M
Operating margin	(6.1)%	3.5 %		

Operating profit decreased $348.8 compared to the prior year, driven largely by non-recurring impairment charges and increased restructuring and transformation costs, as noted above, as well as decreases in service and product gross profit resulting from inflationary costs. This unfavorability was partially offset by decreases in selling and administrative expense as well as reduced research, development, and engineering expense as a result of the Company's cost savings measures and decreased incentive compensation expense.

Other Income (Expense)

The following table represents information regarding our other income (expense) for the years ended December 31:

	2022	2021	$ Change	% Change
Interest income	$ 10.0	$ 6.1	$ 3.9	63.9
Interest expense	(199.2)	(195.3)	(3.9)	(2.0)
Foreign exchange loss, net	(7.8)	(2.0)	(5.8)	(290.0)
Miscellaneous, net	2.2	3.4	(1.2)	(35.3)
Loss on refinancing	(32.1)	—	(32.1)	N/M
Other income (expense)	$ (226.9)	$ (187.8)	$ (39.1)	20.8

Net other expense increased in 2022 primarily related to third-party costs directly related to the Refinancing Transactions of $32.1 that were expensed as incurred due to these Refinancing Transactions being accounted for as a modification. Additionally, foreign exchange resulted in unfavorable additional expense of $5.8. Net interest income and expense were consistent year-over-year.

Net Loss

The following table represents information regarding our income (loss), net of tax, for the years ended December 31:

	2022	2021	$ Change	% Change
Net loss	$ (585.6)	$ (78.1)	$ (507.5)	N/M
Percent of net sales	(16.9)%	(2.0)%		
Effective tax rate	(34.0)%	(54.6)%		

Net loss was unfavorable $507.5 largely driven by the decreased operating profit and loss on refinancing discussed in previous sections. Also impacting the net loss is a $121.5 increase in tax expense, which is fully attributable to valuation allowances on the deferred tax assets recorded in connection with the Company's going concern assessment discussed in Note 11 of the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

Segment Operating Profit Summary

The following tables represent information regarding the segment operating profit metrics, which exclude the impact of restructuring and transformation, non-routine charges, and the held for sale non-core European retail business because these items are not assigned to a segment in any of the Company's reporting metrics, including those used by the Chief Operating Decision Maker for assessing performance and allocating resources. Refer to Note 24 of the consolidated financial statements for further details regarding the determination of reportable segments and the reconciliation between segment operating profit and consolidated operating profit.

Banking:		2022		2021		$ Change	% Change
Net sales	$	2,422.4	$	2,711.1	$	(288.7)	(10.6)
Segment operating profit	$	310.8	$	440.6	$	(129.8)	(29.5)
Segment operating profit margin		12.8 %		16.3 %			

Banking operating profit decreased $129.8 attributable to the decrease in sales resulting from unfavorable foreign currency, reductions in installation activity, including delays resulting from global supply chain disruptions, non-recurrence of prior-year refresh projects as well as reductions in both service and product gross margins as a result of inflationary raw material, labor and logistics costs and reduced fixed cost absorption. Pricing actions to offset inflationary costs have a delayed impact due to the long lead times between order entry and fulfillment. The operating profit unfavorability was partially offset by reductions in operating expenses stemming from headcount reductions and reduced incentive compensation.

Retail:		2022		2021		$ Change	% Change
Net sales	$	1,018.2	$	1,194.1	$	(175.9)	(14.7)
Segment operating profit	$	134.0	$	164.6	$	(30.6)	(18.6)
Segment operating profit margin		13.2 %		13.8 %			

Retail operating profit decreased $30.6 attributable to the decrease in sales resulting entirely from foreign currency translation and divestitures, and a decline in gross margins resulting predominantly from inflationary raw material costs. This unfavorability was partially offset by reductions in operating expenses stemming from headcount reductions and reduced incentive compensation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

On December 29, 2022, and as discussed above, the Company completed the Refinancing Transactions, which were a series of transactions with certain key financial stakeholders to refinance certain debt with near-term maturities and provide the Company with new capital. As planned, at the closing of the Refinancing Transactions, the Company drew down the ABL Facility and made payments to suppliers and vendors to work towards improved supplier relationships. As of December 31, 2022, therefore, the Company had zero availability under the ABL Facility and $344 of cash, cash equivalents, restricted cash and short-term investments. As designed, the ABL Facility availability resets each month. Initially, the Company believed that the Refinancing Transactions, along with cash from operations, would be sufficient to meet the Company's near-term and long-term liquidity needs for at least the next 12 months. Over the course of the first quarter of 2023, based on the Company's revenue cycle and the composition of the borrowing base under the ABL Facility, the availability under the ABL Facility as of March 2023 has been substantially limited. In addition, slower-than-expected conversion of inventory into revenue has further suppressed liquidity. Accordingly, without modifications to the ABL Facility and access to additional capital, the Company currently projects that it will not generate sufficient cash from operations or have access to other sources of liquidity to sustain its operating needs or to meet its obligations as they become due over the twelve-month period subsequent to the filing of this annual report on Form 10-K.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 of the consolidated financial statements, the Company is required to raise equity capital to repay any amount exceeding $20 of the remaining principal balance of the 2024 Senior Notes. Failure to raise sufficient equity will constitute an event of default under the Superpriority Facility, the New Term Loans and the 2025 Senior Notes would become due and payable, which the Company would not have sufficient liquidity to repay. Because of this uncertainty, and because of the uncertainty regarding the Company's ability to sustain its operating needs or to meet its obligations as they become due over the twelve-month period, the accompanying consolidated financial statements contain a "going concern" uncertainty paragraph. The inclusion of the "going concern" uncertainty paragraph would have constituted a default under the agreements governing the ABL Facility, the Superpriority Facility and the New Term Loans as of December 31, 2022; however, the requisite lenders under each of these facilities have waived such default.

The Company is currently working to improve its operating performance and its cash, liquidity and financial position. In addition, the Company is in discussions with the lenders under the ABL Facility regarding modifications to the ABL Facility to provide the Company with access to additional borrowings thereunder. The Company is also engaged in discussions with its lenders regarding additional short-term liquidity, including potentially providing additional liquidity in the form of a "first-in-last-out" facility to be provided under the ABL Facility, which a lender has provided a "highly confident letter" for, subject to customary conditions. The Company expects the first-in-last-out facility to provide $55 of additional liquidity and to close by March 20, 2023, however, there can be no assurance that such facility will be entered into by such date or at all. In addition, the Company is in discussions with its lenders about other strategic initiatives and liquidity solutions for its business. However, there can be no assurance that the Company's efforts to improve its operating performance and financial position will be successful, that it will be able to modify the terms of the ABL Facility, or that it will be able to obtain additional financing on commercially reasonable terms or at all. As a result, the Company's liquidity and ability to timely pay its obligations when due could be adversely affected.

The Company's total cash and cash availability as of December 31, 2022 and 2021 was as follows:

	2022	2021
Cash, cash equivalents, and restricted cash	$ 319.1	$ 388.9
Additional cash availability from:		
Revolving credit facility	—	284.0
Short-term investments	24.6	34.3
Total cash and cash availability	$ 343.7	$ 707.2

As of December 31, 2022, the ABL Facility Under the Company's credit agreement (the Credit Agreement) provides for a revolving credit facility with commitments of up to $250 and matures on July 20, 2026. The weighted average interest rate on outstanding ABL borrowings as of December 31, 2022 was 7.66 percent which is based on the Secured Overnight Financing Rate (SOFR). There was $344 in cash, cash equivalents, restricted cash and short term investments and zero borrowing availability under the ABL Facility as of December 31, 2022 after giving effect to $29.0 in outstanding letters of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

The following table summarizes the results, excluding the impact of cash in businesses held for sale, of our consolidated statement of cash flows for the years ended December 31:

Net cash flow provided (used) by:	2022		2021		2020
Operating activities	$	(387.9)	$ 123.3	$	18.0
Investing activities		(23.8)	(49.2)		(82.6)
Financing activities		349.8	(3.6)		16.9
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(8.2)	(5.7)		(3.2)
Net decrease in cash, cash equivalents and restricted cash	$	(70.1)	$ 64.8	$	(50.9)

Operating Activities. Cash flows from operating activities can fluctuate significantly from period to period as working capital needs and the timing of payments impact reported cash flows. Net cash used in operating activities was $387.9 for the year ended December 31, 2022, compared to $123.3 net cash provided by operating activities for the year ended December 31, 2021.

- Cash flows from operating activities during the year ended December 31, 2022 compared to the year ended December 31, 2021 were unfavorably impacted by $507.5 in additional net loss. While some of the contributing factors to the larger loss in 2022 such as the $111.8 in impairments and $127.4 of valuation allowance are non-cash, reduced profitability still played a significant role in the reduction in cash flows from operating activities. Refer to "Results of Operations" discussed above for further discussion of the Company's net loss.

- The net aggregate of inventories and accounts payable was a decrease in operating cash flow of $141.0 during the year ended December 31, 2022, compared to an operating cash source of $156.6 during the year ended December 31, 2021. The $297.6 change is largely a result of vendor payment timing whereby payments were strictly controlled at year-end in 2021. In comparison, the Company began normalizing vendor payments in the fourth quarter of 2022. Also contributing to the 2022 cash usage was investments in inventory in response to high product demand and long lead times.

- The net aggregate of trade receivables and deferred revenue was an increase in operating cash source of $91.2 during the year ended December 31, 2022, compared to an operating cash source of $7.3 in the year ended December 31, 2021. The $83.9 net change is primarily due to increased deferred revenue balances resulting from customers prepaying for units which are delayed.

Investing Activities. Net cash used by investing activities was $23.8 for the year ended December 31, 2022 compared to net cash used by investing activities of $49.2 for the year ended December 31, 2021. The most significant drivers of the $25.4 improvement were increases from divestitures and asset sales and timing of investment maturities as compared to prior year.

The Company anticipates total capital expenditures and capitalized software development costs of approximately $50.0 in 2023 to be utilized for improvements to the Company's product line and investments in its infrastructure. The Company intends to finance these investments with borrowings under the Company's committed and uncommitted credit facilities and funds provided by income generated by the business.

Financing Activities. Net cash provided by financing activities was $349.8 for the year ended December 31, 2022 compared to net cash used by financing activities of $3.6 for the year ended 2021, a change of $353.4. Refer to Note 11 of the consolidated financial statements for details of the Company's cash flows related to debt borrowings and repayments, most notably those in connection with the December 2022 Refinancing Transactions.

As part of the Refinancing Transactions, on December 29, 2022, the German Borrower borrowed approximately $400.6 principal amount of super-priority term loans under the Superpriority Facility (the Super Priority Term Loans) that mature in 2025. The net proceeds from the offering were used to pay down 15 percent of both the Term B - USD and Term B - EUR facilities and for general corporate purposes. Additionally, as part of this refinancing, the Company replaced its Revolving Facility with the ABL in a cashless exchange.

Refer to Note 11 of the consolidated financial statements for additional information regarding the Company's debt obligations. The Company paid cash for interest related to its debt of $231.6 and $175.1 for the years ended December 31, 2022 and 2021, respectively. The increase is primarily related acceleration of interest payments as required by the Refinancing Transactions in December 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

Contractual and Other Obligations. We have certain contractual obligations and commitments for general operating purposes. Refer to Note 11 of the consolidated financial statements for scheduled maturities and interest rates of our long-term debt. The Company's leases support global staff via the use of office space, warehouses, vehicles and IT equipment and are discussed in additional detail within Note 16 of the consolidated financial statements. Changes in our business needs, fluctuating interest rates, and other factors may result in actual payments differing from our estimates. We cannot provide certainty regarding the timing and amounts of these payments or our ability to refinance outstanding debt on favorable terms or at all. The Company's material cash obligations include the following contractual and other obligations as of December 31, 2022:

				Payment due by period					
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Short-term uncommitted lines of credit [1]	$	0.9	$	0.9	$	—	$	—	$	—
Debt [2]		2,828.4		24.9		2,209.2		594.3		—
Interest on debt [3]		566.1		173.4		342.6		50.1		—
Minimum lease obligations		169.4		58.0		59.4		22.7		29.3
Purchase commitments		—		—		—		—		—
Total	$	3,564.8	$	257.2	$	2,611.2	$	667.1	$	29.3

[1] The amount available under the short-term uncommitted lines at December 31, 2022 was $25.0. Refer to Note 11 of the consolidated financial statements for additional information.

[2] Debt maturities in total differ from Note 11 of the consolidated financial statements due to PIK (paid-in-kind) interest associated with the 2L Notes that will increase the carrying value of this instrument over the term of the 2L Notes.

[3] Amounts represent estimated contractual interest payments on outstanding long-term debt and notes payable. Rates in effect as of December 31, 2022 are used for variable rate debt.

In addition to the general operating items above, the Company provides eligible employees with benefits pursuant to the pension and postretirement plans further described in Note 15 of the consolidated financial statements. Future contributions and disbursements related to the plans are dependent upon a number of factors, including the funded status of the plans.

Off-Balance Sheet Arrangements. The Company enters into various arrangements not recognized in the consolidated balance sheets that have or could have an effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources. The principal off-balance sheet arrangements that the Company enters into are guarantees and sales of finance receivables. The Company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, customers, regulatory agencies and insurance providers. If the Company is not able to comply with its contractual obligations, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. The Company has sold finance receivables to financial institutions while continuing to service the receivables. The Company records these sales by removing finance receivables from the consolidated balance sheets and recording gains and losses in the consolidated statement of operations (refer to Note 7 of the consolidated financial statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

Supplemental Guarantor Financial Information. Diebold Nixdorf, Incorporated initially issued its 8.5 percent Senior Notes due 2024 (the 2024 Senior Notes) in an offering exempt from the registration requirements of the Securities Act, which were later exchanged in an exchange offer registered under the Securities Act, and any 2L Notes issued pursuant to the Public 2024 Exchange Offer (the "Public 2L Notes") will be issued in a transaction registered under the Securities Act. The 2024 Senior Notes are and will be, and the Public 2L Notes will be, guaranteed by certain of Diebold Nixdorf, Incorporated's existing and future subsidiaries which are listed on Exhibit 22.1 to this annual report on Form 10-K. The following presents the consolidating financial information separately for Diebold Nixdorf, Incorporated (the Parent Company), the issuer of the guaranteed obligations, and the guarantor subsidiaries, as specified in the indenture governing the Company's obligations under the 2024 Senior Notes and the indenture that will govern the Company's obligations under the Public 2L Notes, on a combined basis.

Each guarantor subsidiary is 100 percent owned by the Parent Company at the date of each balance sheet presented. The 2024 Senior Notes are, and the Public 2L Notes will be, fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantees of the guarantor subsidiaries are subject to release in limited circumstances only upon the occurrence of certain conditions. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use by the Parent Company and the guarantor subsidiaries of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation.

		Summarized Balance Sheet
		December 31, 2022
Total current assets	$	1,818.9
Total non-current assets	$	1,401.2
Total current liabilities	$	2,662.6
Total non-current liabilities	$	2,748.7

		Summarized Statement of Operations
		Year ended
		December 31, 2022
Net sales	$	2,521.2
Cost of sales		1,857.8
Gross profit		663.4
Selling and administrative expense		690.0
Research, development and engineering expense		83.4
Impairment of assets		52.0
Loss (gain) on sale of assets, net		(4.6)
Operating profit		(157.4)
Interest income		1.6
Interest expense		(298.3)
Foreign exchange (loss) gain, net		36.5
Miscellaneous gain/(loss), net		(13.2)
Income from continuing operations before taxes		(430.8)
Net (loss) income	$	(494.7)

As of December 31, 2022, the Issuers and the guarantor subsidiaries on a combined basis had the following balances with non-guarantor subsidiaries:

		Summarized Balance Sheet
		December 31, 2022
Total current assets	$	820.5
Total non-current assets	$	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

The following tables present summarized financial information for the subsidiaries of the Company whose securities are pledged as the Collateral (together, the "Collateral Group") on a combined basis with intercompany balances and transactions between entities in the Consolidated Group eliminated. No trading market for the subsidiaries in the Collateral Group exists.

	Summarized Balance Sheet
	December 31, 2022
Total current assets	$ 2,362.4
Total non-current assets	$ 1,248.3
Total current liabilities	$ 1,035.7
Total non-current liabilities	$ 1,443.0

	Summarized Statements of Operation
	Year ended
	December 31, 2022
Net sales	$ 2,370.9
Cost of sales	1,541.5
Gross profit	829.4
Selling and administrative expense	420.9
Research, development and engineering expense	84.8
Impairment of assets	25.8
Loss (gain) on sale of assets, net	(1.3)
Operating profit	299.2
Interest income	3.5
Interest expense	(44.7)
Foreign exchange (loss) gain, net	28.5
Miscellaneous gain/(loss), net	(53.6)
Income from continuing operations before taxes	$ 232.9
Net (loss) income	$ 239.3

As of December 31, 2022, the Collateral Group on a combined basis had the following balances with non-guarantor subsidiaries:

	Summarized Balance Sheet
	December 31, 2022
Total current assets	$ 1,332.0
Total non-current assets	$ —

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements. The consolidated financial statements of the Company are prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade and financing receivables, inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations, and assumptions used in the calculation of income taxes, pension and post-retirement benefits and customer incentives, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic conditions and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

The Company's significant accounting policies are described in Note 1 of the consolidated financial statements, which is contained in Item 8 of this annual report on Form 10-K. Management believes that, of its significant accounting policies, its policies concerning revenue recognition, allowances for credit losses, inventory reserves, goodwill, long-lived assets, taxes on income, contingencies and pensions and post-retirement benefits are the most critical because they are affected significantly by judgments, assumptions and estimates. Additional information regarding these policies is included below.

Revenue Recognition. Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The amount of consideration can vary depending on discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items contained in the contract with the customer of which generally these variable consideration components represents minimal amount of net sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company's payment terms vary depending on the individual contracts and are generally fixed fee. The Company recognizes advance payments and billings in excess of revenue recognized as deferred revenue. In certain contracts where services are provided prior to billing, the Company recognizes a contract asset within trade receivables.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and that are collected by the Company from a customer are excluded from revenue.

The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Although infrequent, shipping and handling associated with outbound freight after control over a product has transferred to a customer is not a separate performance obligation, rather is accounted for as a fulfillment cost. Third-party freight payments are recorded in cost of sales.

The Company includes a warranty in connection with certain contracts with customers, which are not considered to be separate performance obligations. The Company provides its customers a manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. For additional information on product warranty refer to Note 9 of the consolidated financial statements. The Company also has extended warranty and service contracts available for its customers, which are recognized as separate performance obligations. Revenue is recognized on these contracts ratably as the Company has a stand-ready obligation to provide services when or as needed by the customer. This input method is the most accurate assessment of progress toward completion the Company can apply.

Product revenue is recognized at the point in time that the customer obtains control of the product, which could be upon delivery or upon completion of installation services, depending on contract terms. The Company's software licenses are functional in nature (the IP has significant stand-alone functionality); as such, the revenue recognition of distinct software license sales is at the point in time that the customer obtains control of the rights granted by the license.

Professional services integrate the commercial solution with the customer's existing infrastructure and helps define the optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. Revenue from professional services are recognized over time, because the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed or when the Company's performance creates an asset with no alternative use and the Company has an enforceable right to payment for performance completed to date. Generally revenue will be recognized using an input measure, typically costs incurred. The typical contract length for service is generally one year and is billed and paid in advance except for installations, among others.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

Services may be sold separately or in bundled packages. For bundled packages, the Company accounts for individual services separately if they are distinct. A distinct service is separately identifiable from other items in the bundled package if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration (including any discounts) is allocated between separate services or distinct obligations in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells the products or services. For items that are not sold separately, the Company estimates stand-alone selling prices using the cost plus expected margin approach. Revenue on service contracts is recognized ratably over time, generally using an input measure, as the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed. In some circumstances, when global service supply chain services are not included in a term contract and rather billed as they occur, revenue on these billed work services are recognized at a point in time as transfer of control occurs.

The following is a description of principal solutions offered within the Company's two main customer segments that generate the Company's revenue.

Banking

Products. Products for banking customers consist of cash recyclers and dispensers, intelligent deposit terminals, teller automation tools and kiosk technologies, as well as physical security solutions. The Company provides its banking customers front-end applications for consumer connection points and back-end platforms that manage channel transactions, operations and integration and facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics. These offerings include highly configurable, API enabled software that automates legacy banking transactions across channels.

Services. The Company provides its banking customers product-related services which include proactive monitoring, rapid resolution of incidents through remote service capabilities or an on-site visit and professional services. First and second line maintenance, preventive maintenance and on-demand services keep the distributed assets of the Company's customers up and running through a standardized incident management process. Managed services and outsourcing consists of the end-to-end business processes, solution management, upgrades and transaction processing. The Company also provides a full array of cash management services, which optimizes the availability and cost of physical currency across the enterprise through efficient forecasting, inventory and replenishment processes.

Retail

Products. The retail product portfolio includes modular, integrated and mobile POS and SCO terminals that meet evolving automation and omnichannel requirements of consumers. Supplementing the POS system is a broad range of peripherals, including printers, scales and mobile scanners, as well as the cash management portfolio which offers a wide range of banknote and coin processing systems. Also in the portfolio, the Company provides SCO terminals and ordering kiosks which facilitate an efficient and user-friendly purchasing experience. The Company's hybrid product line can alternate from an attended operator to self-checkout with the press of a button as traffic conditions warrant throughout the business day.

The Company's platform software is installed within retail data centers to facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics.

Services. The Company provides its retail customers product-related services which include on-demand services and professional services. Diebold Nixdorf AllConnect Services for retailers include maintenance and availability services to continuously improve retail self-service fleet availability and performance. These include: total implementation services to support both current and new store concepts; managed mobility services to centralize asset management and ensure effective, tailored mobile capability; monitoring and advanced analytics providing operational insights to support new growth opportunities; and store life-cycle management to proactively monitors store IT endpoints and enable improved management of internal and external suppliers and delivery organizations.

Inventory Reserves. At each reporting period, the Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

Goodwill. Goodwill is the cost in excess of the net assets of acquired businesses (refer to Note 8 of the consolidated financial statements). The Company tests all existing goodwill at least annually as of October 31 for impairment on a reporting unit basis using either a quantitative or qualitative approach. The annual goodwill impairment test was performed using a quantitative analysis in 2022, qualitative analysis in 2021 and a quantitative analysis in 2020. As a result of the reporting unit change in Q2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

2022, we performed an interim quantitative goodwill impairment test. No impairment resulted from the quantitative interim goodwill impairment test under either the legacy or new reporting unit structure.

A qualitative analysis is performed by assessing recent trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data, and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative analysis performed for each reporting unit. The results of the qualitative analyses did not indicate a need to perform a quantitative analysis.

In years in which quantitative analyses were performed, the fair value of the reporting units is determined based upon a combination of the income and market approaches, which are standard valuation methodologies. The income approach uses discounted estimated future cash flows, whereas the market approach or guideline public company method utilizes market data of similar publicly traded companies. The fair value of the reporting unit is defined as the price that would be received in a sale of the net assets in an orderly transaction between market participants at the assessment date. The Company compares the fair value of each reporting unit with its carrying value and would recognize an impairment charge if the amount carrying amount exceeds the reporting unit's fair value.

The techniques used in the Company's quantitative assessments incorporate a number of assumptions that the Company believes to be reasonable and to reflect market conditions at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, which typically are Level 3 inputs, include discount rates, terminal growth rates, market multiple data from selected guideline public companies, management's internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures, among others. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

The Company tests for interim impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company's products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit's assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price. If the Company's qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized.

Taxes on Income. Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain jurisdictions. Deferred tax assets are reduced by a valuation allowance when, based upon the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company operates in numerous taxing jurisdictions and is subject to examination by various federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities may differ from actual payments or assessments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

The Company assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and any related interest and penalties, when the tax benefit is not more likely than not realizable. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There is no liability recorded for matters in which the liability is not probable and reasonably estimable. Attorneys in the Company's legal department monitor and manage all claims filed against the Company and review all pending investigations. Generally, the estimate of probable loss related to these matters is developed in consultation with internal and outside legal counsel representing the Company. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The Company attempts to resolve these matters through settlements, mediation and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from the estimates, the future results may be materially impacted. Adjustments to the initial estimates are recorded when a change in the estimate is identified.

Pensions and Other Post-retirement Benefits. Annual net periodic expense and benefit liabilities under the Company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. The Company periodically reviews the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated), fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected long term rates of return. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other post-retirement benefits are not funded and the Company's policy is to pay these benefits as they become due.

The following table represents assumed healthcare cost trend rates at December 31:

	2022	2021
Healthcare cost trend rate assumed for next year	6.0 %	5.6 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.0 %	4.0 %
Year that rate reaches ultimate trend rate	2046	2045

RECENTLY ISSUED ACCOUNTING GUIDANCE

Refer to Note 1 of the consolidated financial statements for information on recently issued accounting guidance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

FORWARD-LOOKING STATEMENT DISCLOSURE

This annual report on Form 10-K contains statements that are not historical information and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements include, but are not limited to, projections, statements regarding the Company's expected future performance (including expected results of operations and financial guidance), future financial condition, potential impact of the ongoing coronavirus (COVID-19) pandemic, anticipated operating results, strategy plans, future liquidity and financial position.

Statements can generally be identified as forward-looking because they include words such as "believes," "anticipates," "expects," "intends," "plans," "will," "believes," "estimates," "potential," "target," "predict," "project," "seek," and variations thereof or "could," "should" or words of similar meaning. Statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Forward-looking statements reflect the current views of the Company with respect to future events and are subject to assumptions, risks and uncertainties that could cause actual results to differ materially. Although the Company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and key performance indicators that impact the Company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The factors that may affect the Company's results include, among others:

- the overall impact of the global supply chain complexities on the Company and its business, including delays in sourcing key components as well as longer transport times, especially for container ships and U.S. trucking, given the Company's reliance on suppliers, subcontractors and availability of raw materials and other components;
- the ability of the Company to raise necessary equity capital to pay the 2024 Senior Notes at maturity if there is insufficient participation in the Public 2024 Exchange Offer;
- the Company's ability to generate sufficient cash or have sufficient access to capital resources to service its debt, which, if unsuccessful or insufficient, could force the Company to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness;
- the Company's ability to comply with the covenants contained in the agreements governing its debt and to successfully refinance its debt in the future;
- the Company's ability to successfully convert its backlog into sales, including our ability to overcome supply chain and liquidity challenges;
- the ultimate impact of the ongoing COVID-19 pandemic and other public health emergencies, including further adverse effects to the Company's supply chain, maintenance of increased order backlog, and the effects of any COVID-19 related cancellations;
- the Company's ability to successfully meet its cost-reduction goals and continue to achieve benefits from its cost-reduction initiatives and other strategic initiatives, such as the current $150 million-plus cost savings plan;
- the success of the Company's new products, including its DN Series line and EASY family of retail checkout solutions, and electronic vehicle charging service business;
- the impact of a cybersecurity breach or operational failure on the Company's business;
- the Company's ability to attract, retain and motivate key employees;
- the Company's reliance on suppliers, subcontractors and availability of raw materials and other components;
- changes in the Company's intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, which could negatively impact foreign and domestic taxes;
- the Company's success in divesting, reorganizing or exiting non-core and/or non-accretive businesses and its ability to successfully manage acquisitions, divestitures, and alliances;
- the ultimate outcome of the appraisal proceedings initiated in connection with the implementation of the Domination and Profit Loss Transfer Agreement with the former Diebold Nixdorf AG (which was dismissed in the Company's favor at the lower court level in May 2022) and the merger/squeeze-out;
- the impact of market and economic conditions, including the bankruptcies, restructuring or consolidations of financial institutions, which could reduce the Company's customer base and/or adversely affect its customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit;
- the impact of competitive pressures, including pricing pressures and technological developments;
- changes in political, economic or other factors such as currency exchange rates, inflation rates (including the impact of possible currency devaluations in countries experiencing high inflation rates), recessionary or expansive trends, hostilities or conflicts (including the war between Russia and Ukraine and the tension between the U.S. and China), disruption in energy supply, taxes and regulations and laws affecting the worldwide business in each of the Company's operations;
- the Company's ability to maintain effective internal controls;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2022
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
(unaudited)
(in millions, except per share amounts)

- unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments;
- the effect of changes in law and regulations or the manner of enforcement in the U.S. and internationally and the Company's ability to comply with applicable laws and regulations; and
- and other factors included in the Company's filings with the SEC.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(dollars in millions, except per share amounts)

The Company is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent movement in the applicable foreign exchange rates would have resulted in an increase or decrease in 2022 operating loss of $5.0 and $6.1, respectively. A hypothetical 10 percent movement in the applicable foreign exchange rates would have resulted in an increase or decrease in 2021 operating profit of and $23.9 and $29.2, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.

The Company's risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company's primary exposures to foreign exchange risk are movements in the euro, British pound, Canadian dollar, Brazilian real, Thai baht and Mexican peso.

The Company manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. At December 31, 2022 and 2021, variable rate borrowings under the credit facilities totaled $1,240.5 and $833.2, respectively, of which $325.0 were effectively converted to fixed rate using interest rate swaps at December 31, 2021. A one percentage point increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of $12.4 and $5.1 for 2022 and 2021, respectively, including the impact of the swap agreements. The Company's exposure to interest rate risk is movements in the EURIBOR, SOFR and LIBOR, while historically the primary exposure was related to movement in the LIBOR. Refer to Item 1A of this annual report on Form 10-K for a discussion of risks relating to any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Diebold Nixdorf, Incorporated:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Diebold Nixdorf, Incorporated and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company projects that it will not generate sufficient cash from operations to meet its obligations as they become due over the next twelve months. The Company is also required to raise equity capital to pay any outstanding principal amount of 8.50% Senior Notes due 2024 in excess of $20 million. These conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net sales

As discussed in Note 1 to the Company's consolidated financial statements, the Company recognizes net sales when it satisfies a performance obligation by transferring control over a product or service to a customer. The Company recorded $3,460.7 million of net sales in 2022.

We identified the evaluation of the sufficiency of audit evidence over net sales as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the geographical dispersion of the Company's net sales generating activities. This included determining the Company locations for which procedures were performed.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net sales, including the determination of the Company locations for which those procedures were to be performed. At each Company location for which procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's net sales process, including controls over the accurate recording of net sales. We assessed the recorded net sales for each of these locations by selecting transactions and comparing the amounts recognized for consistency with underlying documentation, including contracts with customers, customer acceptance, and shipping documentation. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

Assessment of goodwill impairment in the Eurasia Banking reporting unit

As discussed in Notes 8 and 24 to the consolidated financial statements, in the second quarter of 2022 the Company reorganized its reportable segments and reporting units. As a result of the reporting unit change, the Company performed an interim quantitative goodwill impairment test for both its old and new reporting units. As of March 31, 2022, prior to the reorganization, the Eurasia Banking reporting unit had $263.4 million of goodwill. The fair values of the reporting units were determined based on a combination of an income approach and a market approach. As of April 30, 2022, the Company determined that the fair value of all reporting units were in excess of their carrying values and therefore did not record any goodwill impairment. The estimated fair value of the Eurasia Banking reporting unit at that date exceeded its carrying value by approximately 10%.

We identified the April 30, 2022 assessment of goodwill impairment for the Eurasia Banking reporting unit as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the fair value of the reporting unit determined under the income approach. The key assumptions used in the income approach included revenue growth projections and the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's goodwill impairment process, including controls over the revenue growth projections and the discount rate. We performed sensitivity analyses over the revenue growth projections and the discount rate to assess their impact on the Company's fair value determination. We compared the Company's revenue growth projections used in the valuation model against peer company projected revenue growth rates and the historical revenue growth rates of the Company. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

* comparing the Company's discount rate inputs to publicly-available market data and information for comparable entities to test the selected discount rate

* testing the estimate of fair value for the reporting unit using the Company's key assumptions and comparing the result to the Company's fair value estimate.

/s/ KPMG LLP

We or our predecessor firms have served as the Company's auditor since 1965.

Cleveland, Ohio
March 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Diebold Nixdorf, Incorporated:

Opinion on Internal Control Over Financial Reporting

We have audited Diebold Nixdorf, Incorporated and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Cleveland, Ohio
March 16, 2023

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in millions)

		December 31,	
		2022	2021
ASSETS			
Current assets			
Cash, cash equivalents and restricted cash	$	319.1 $	388.9
Short-term investments		24.6	34.3
Trade receivables, less allowances for doubtful accounts of $34.5 and $35.3, respectively		612.2	595.2
Inventories		588.1	544.2
Prepaid expenses		50.5	48.2
Current assets held for sale		7.9	73.4
Other current assets		168.5	203.1
Total current assets		1,770.9	1,887.3
Securities and other investments		7.6	11.0
Property, plant and equipment, net		120.7	138.1
Deferred income taxes		—	95.7
Goodwill		702.3	743.6
Customer relationships, net		213.6	301.7
Other intangible assets, net		44.0	45.8
Right-of-use operating lease assets		108.5	152.4
Other assets		97.4	131.6
Total assets	$	3,065.0 $	3,507.2
LIABILITIES AND EQUITY			
Current liabilities			
Notes payable	$	24.0 $	47.1
Accounts payable		611.6	706.3
Deferred revenue		453.2	322.4
Payroll and other benefits liabilities		107.9	186.5
Current liabilities held for sale		6.8	20.3
Operating lease liabilities		39.0	54.5
Other current liabilities		362.4	412.3
Total current liabilities		1,604.9	1,749.4
Long-term debt		2,585.8	2,245.6
Pensions, post-retirement and other benefits		40.6	104.2
Long-term operating lease liabilities		76.7	103.0
Deferred income taxes		96.6	105.5
Other liabilities		31.5	36.5
Equity			
Diebold Nixdorf, Incorporated shareholders' equity			
Preferred shares, no par value, 1,000,000 authorized shares, none issued		—	—
Common shares, $1.25 par value, 125,000,000 authorized shares, (95,779,719 and 94,599,742 issued shares, 79,103,450 and 78,352,333 outstanding shares, respectively)		119.8	118.3
Additional capital		831.5	819.6
Retained earnings (accumulated deficit)		(1,406.7)	(822.4)
Treasury shares, at cost (16,676,269 and 16,247,409 shares, respectively)		(585.6)	(582.1)
Accumulated other comprehensive loss		(360.0)	(378.5)
Equity warrants		20.1	—
Total Diebold Nixdorf, Incorporated shareholders' equity		(1,380.9)	(845.1)
Noncontrolling interests		9.8	8.1
Total equity		(1,371.1)	(837.0)
Total liabilities and equity	$	3,065.0 $	3,507.2

See accompanying notes to consolidated financial statements

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years ended December 31,		
	2022	2021	2020
Net sales			
Services	$ 2,098.9	$ 2,303.6	$ 2,364.4
Products	1,361.8	1,601.6	1,537.9
	3,460.7	3,905.2	3,902.3
Cost of sales			
Services	1,480.8	1,577.3	1,666.2
Products	1,222.6	1,284.5	1,201.1
	2,703.4	2,861.8	2,867.3
Gross profit	757.3	1,043.4	1,035.0
Selling and administrative expense	741.6	775.6	858.6
Research, development and engineering expense	120.7	126.3	133.4
Impairment of assets	111.8	1.3	7.5
Loss (gain) on sale of assets, net	(5.1)	3.1	11.5
	969.0	906.3	1,011.0
Operating profit (loss)	(211.7)	137.1	24.0
Other income (expense)			
Interest income	10.0	6.1	6.8
Interest expense	(199.2)	(195.3)	(266.8)
Foreign exchange loss, net	(7.8)	(2.0)	(14.4)
Miscellaneous, net	2.2	3.4	6.8
Loss on refinancing	(32.1)	—	(25.9)
Loss before taxes	(438.6)	(50.7)	(269.5)
Income tax expense (benefit)	149.2	27.7	(1.0)
Equity in earnings (loss) of unconsolidated subsidiaries, net	2.2	0.3	0.7
Net loss	(585.6)	(78.1)	(267.8)
Net income (loss) income attributable to noncontrolling interests	(4.2)	0.7	1.3
Net loss attributable to Diebold Nixdorf, Incorporated	$ (581.4)	$ (78.8)	$ (269.1)
Basic and diluted weighted-average shares outstanding	79.0	78.3	77.6
Net loss attributable to Diebold Nixdorf, Incorporated			
Basic and diluted loss per share	$ (7.36)	$ (1.01)	$ (3.47)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	Years ended December 31,		
	2022	2021	2020
Net loss	$ (585.6)	$ (78.1)	$ (267.8)
Other comprehensive income (loss), net of tax:			
Translation adjustment (net of tax of $(3.0), $(6.6) and $(10.2), respectively)	(35.3)	(53.6)	(26.8)
Foreign currency hedges (net of tax of $0.0, $0.0 and $(0.3), respectively)	—	0.7	—
Interest rate hedges:			
Net loss recognized in other comprehensive income (net of tax of $0.7, $3.4 and $(5.9), respectively)	5.5	8.6	(16.3)
Less: reclassification adjustments for amounts recognized in net (loss) income (net of tax of $0.1, $0.8 and $(1.8), respectively)	0.6	2.1	(5.0)
	4.9	6.5	(11.3)
Pension and other post-retirement benefits:			
Prior service credit (cost) recognized during the year (net of tax of $0.0, $0.0 and $0.2, respectively)	2.4	—	0.5
Net actuarial gains recognized during the year (net of tax of $0.0, $23.2 and $1.5, respectively)	38.5	76.0	6.1
Net actuarial gains (losses) occurring during the year (net of tax of $0.0, $2.0 and $(3.9), respectively)	2.3	7.5	(9.7)
Net actuarial gains (losses) recognized due to settlement (net of tax of $0.0, $(0.4) and $0.3, respectively)	10.2	(0.7)	0.8
Acquired benefit plans and other (net of tax of $0.0, $0.0 and $0.0, respectively)	—	0.1	0.2
Currency impact (net of tax of $0.0, $(0.4) and $0.5, respectively)	(1.4)	(0.6)	1.8
	52.0	82.3	(0.3)
Other	2.8	(0.9)	(0.8)
Other comprehensive income (loss), net of tax	24.4	35.0	(39.2)
Comprehensive loss	(561.2)	(43.1)	(307.0)
Less: comprehensive income (loss) attributable to noncontrolling interests	1.7	1.3	(0.3)
Comprehensive loss attributable to Diebold Nixdorf, Incorporated	$ (562.9)	$ (44.4)	$ (306.7)

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Common Shares		Additional Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Equity Warrants	Total Diebold Nixdorf, Incorporated Shareholders' Equity	Non-controlling Interests	Total Equity
	Number	$1.25 Par Value								
Balance at January 1, 2020	92.2	$115.3	$ 773.9	$ (472.3)	$ (571.9)	$ (375.3)	$ —	$ (530.3)	$ 24.0	$ (506.3)
Net income (loss)				(269.1)				(269.1)	1.3	(267.8)
Other comprehensive income						(37.6)		(37.6)	(1.6)	(39.2)
Share-based compensation issued	1.3	1.6	(1.6)					—		—
Share-based compensation expense			14.9					14.9		14.9
Treasury shares (0.5 shares)					(4.8)			(4.8)		(4.8)
Sale of equity interest redeemable noncontrolling interest			0.7					0.7	(28.3)	(28.3)
									—	0.7
Distribution noncontrolling interest holders, net				(0.9)				(0.9)	—	(0.9)
Balance at December 31, 2020	93.5	$116.9	$ 787.9	$ (742.3)	$ (576.7)	$ (412.9)	$ —	$ (827.1)	$ (4.6)	$ (831.7)
Net income (loss)				(78.8)				(78.8)	0.7	(78.1)
Other comprehensive loss						34.4		34.4	0.6	35.0
Share-based compensation issued	1.1	1.4	(1.3)					0.1		0.1
Share-based compensation expense			13.8					13.8		13.8
Treasury shares (0.4 shares)					(5.4)			(5.4)		(5.4)
Reclassification from redeemable noncontrolling interest and other			19.2					19.2	12.7	31.9
Distribution to noncontrolling interest holders, net				(1.3)				(1.3)	(1.3)	(2.6)
Balance at December 31, 2021	94.6	$118.3	$ 819.6	$ (822.4)	$ (582.1)	$ (378.5)	$ —	$ (845.1)	$ 8.1	$ (837.0)
Net loss				(581.4)				(581.4)	(4.2)	(585.6)
Other comprehensive loss						18.5		18.5	5.9	24.4
Share-based compensation issued	1.2	1.5	(1.5)					—		—
Share-based compensation expense			13.4					13.4		13.4
Treasury shares (0.4 shares)					(3.5)			(3.5)		(3.5)
Distributions to noncontrolling interest holders, net				(2.9)				(2.9)	—	(2.9)
Equity warrants							20.1	20.1		20.1
Balance at December 31, 2022	95.8	$119.8	$ 831.5	$(1,406.7)	$ (585.6)	$ (360.0)	$ 20.1	$ (1,380.9)	$ 9.8	$(1,371.1)

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2022	2021	2020
Cash flow from operating activities			
Net loss	$ (585.6)	$ (78.1)	$ (267.8)
Adjustments to reconcile net loss to cash provided (used) by operating activities:			
Depreciation	29.8	46.4	73.7
Amortization	26.6	24.5	23.8
Amortization of Wincor Nixdorf purchase accounting intangible assets	69.6	78.2	82.9
Amortization of deferred financing costs into interest expense	15.5	17.3	45.4
Share-based compensation	13.4	13.8	14.9
Net pension settlements	10.1	—	—
Debt prepayment costs	—	—	67.2
Other	3.1	—	(12.3)
Loss (gain) on sale of assets, net	(5.1)	3.1	11.5
Impairment of assets	111.8	1.3	7.5
Deferred income taxes	92.9	(12.6)	(27.1)
Changes in certain assets and liabilities			
Trade receivables	(49.4)	16.4	(19.7)
Inventories	(74.5)	(84.8)	(14.8)
Sales tax and net value added tax	17.5	(15.2)	0.9
Income taxes	2.0	(5.3)	(23.1)
Accounts payable	(66.5)	241.4	10.6
Deferred revenue	140.6	(9.1)	20.2
Accrued salaries, wages and commissions	(72.5)	(19.4)	(1.3)
Restructuring	9.4	(25.4)	18.0
Warranty liability	(7.3)	0.3	(5.6)
Pension and other post-retirement benefits	(19.5)	(13.0)	(14.7)
Certain other assets and liabilities	(49.8)	(56.5)	27.8
Net cash provided (used) by operating activities	(387.9)	123.3	18.0
Cash flow from investing activities			
Proceeds from divestitures, net of cash divested	10.5	1.1	(37.0)
Proceeds from settlement of corporate-owned life insurance policies	—	—	15.6
Proceeds from maturities of investments	414.1	287.7	214.6
Payments for purchases of investments	(401.3)	(288.4)	(241.3)
Proceeds from sale of assets	6.0	1.7	10.2
Capital expenditures	(24.4)	(20.2)	(27.5)
Capitalized software development	(28.7)	(31.1)	(17.2)

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Net cash provided (used) by investing activities	(23.8)	(49.2)	(82.6)
Cash flow from financing activities			
Debt issuance costs	(15.7)	—	(26.4)
Debt prepayment costs	—	—	(67.2)
Revolving credit facility borrowings (repayments), net	121.0	0.9	60.1
Other debt borrowings	386.1	11.2	1,107.8
Other debt repayments	(131.0)	(19.4)	(1,049.9)
(Distributions to) / Contributions from noncontrolling interest holders	(2.8)	11.4	(0.9)
Other	(7.8)	(7.7)	(6.6)
Net cash provided (used) by financing activities	349.8	(3.6)	16.9
Effect of exchange rate changes on cash and cash equivalents	(8.2)	(5.7)	(3.2)
Change in cash, cash equivalents and restricted cash	(70.1)	64.8	(50.9)
Add: Cash included in assets held for sale at beginning of year	3.1	2.7	97.2
Less: Cash included in assets held for sale at end of year	2.8	3.1	2.7
Cash, cash equivalents and restricted cash at the beginning of the year	388.9	324.5	280.9
Cash, cash equivalents and restricted cash at the end of the year	$ 319.1	$ 388.9	$ 324.5
Cash paid for			
Income taxes	33.1	42.3	43.8
Interest	231.6	175.1	138.1

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of DECEMBER 31, 2021
(in millions, except per share amounts)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Diebold Nixdorf, Incorporated and its wholly- and majority-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated, including common control transfers among subsidiaries of the Company.

Use of Estimates in Preparation of Consolidated Financial Statements. The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include revenue recognition, inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations and assumptions used in the calculation of income taxes, pension and other post-retirement benefits and customer incentives, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic condition and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Reclassifications. The Company has reclassified the presentation of certain prior-year information to conform to the current presentation.

International Operations. The financial statements of the Company's international operations are measured using local currencies as their functional currencies, with the exception of certain financial results from Argentina, Singapore, El Salvador, and Switzerland, which have a functional currency other than local currency. These operations used either United States dollar (USD) or euro as their functional currency depending on the concentration of USD or euro transactions and distinct financial information. The Company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders' equity, while transaction gains (losses) are included in net income (loss).

Acquisitions and Divestitures. Acquisitions are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company generally uses valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed. These valuations require management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities.

For all divestitures, the Company considers assets to be held for sale when management approves and commits to a formal plan to actively market the assets for sale at a price reasonable in relation to their estimated fair value, the assets are available for immediate sale in their present condition, an active program to locate a buyer and other actions required to complete the sale have been initiated, the sale of the assets is probable and expected to be completed within one year (or, if it is expected that others will impose conditions on the sale of the assets that will extend the period required to complete the sale, that a firm purchase commitment is probable within one year) and it is unlikely that significant changes will be made to the plan. Upon designation as held for sale, the Company records the assets at the lower of their carrying value or their estimated fair value, reduced for the cost to dispose of the assets, and ceases to record depreciation expense on the assets. Assets and liabilities are reclassified as held for sale in the period the held for sale criteria are met.

As of December 31, 2022, the Company had $7.9 and $6.8 of current assets and liabilities held for sale, respectively, related to a non-core retail business in Europe. As of December 31, 2021, the Company had $73.4 and $20.3 of current assets and liabilities held for sale, respectively, primarily related to non-core businesses in Europe.

Revenue Recognition. Refer to Note 21 of the consolidated financial statements.

Cost of Sales. Cost of sales for services primarily consists of fuel, parts and labor and benefits costs related to installation of products and service maintenance contracts, including call center costs as well as costs for service parts repair centers. Cost of sales for products is primarily comprised of direct materials and supplies consumed in the manufacturing and distribution of products, as well as related labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished products. Cost of sales for products also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Property, plant and equipment and long-lived assets. Property, plant and equipment and long-lived assets are recorded at

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

historical cost, including interest where applicable.

Impairment of property, plant and equipment and long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Depreciation and Amortization. Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful life for each asset class. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement. Repairs and maintenance are expensed as incurred. Generally, amortization of the Company's other long-term assets, such as intangible assets and capitalized software development, is computed using the straight-line method over the life of the asset.

Fully depreciated assets are retained until disposal. Upon disposal, assets and related accumulated depreciation or amortization are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations.

Advertising Costs. Advertising costs are expensed as incurred and were $8.5, $7.1 and $7.2 in 2022, 2021 and 2020, respectively.

Research, Development and Engineering. Research, development and engineering costs are expensed as incurred and were $120.7, $126.3 and $133.4 for the years ended December 31, 2022, 2021 and 2020, respectively. This excludes certain software development costs of $28.7, $31.1, and $17.2 in 2022, 2021 and 2020, respectively, which are capitalized after technological feasibility of the software is established.

Shipping and Handling Costs. The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Third-party freight payments are recorded in cost of sales.

Taxes on Income. Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain tax jurisdictions. Deferred tax assets are reduced by a valuation allowance when, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company regularly assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, when the tax benefit is not more likely than not realizable. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

Sales Tax. The Company collects sales taxes from customers and accounts for sales taxes on a net basis.

Cash, Cash Equivalents and Restricted Cash. The Company considers highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company had $9.1 and $0.0 of restricted cash at December 31, 2022 and 2021, respectively.

Financial Instruments. The carrying amount of cash and cash equivalents, short-term investments, trade receivables and accounts payable approximated their fair value because of the relatively short maturity of these instruments. The Company's risk-management strategy allows for derivative financial instruments such as forwards to hedge certain foreign currency exposures and interest rate swaps to manage interest rate risk. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair values of derivatives that are not designated as hedges are recognized in earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Fair Value. The Company measures its financial assets and liabilities using one or more of the following three valuation techniques:

Valuation technique	Description
Market approach	Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Cost approach	Amount that would be required to replace the service capacity of an asset (replacement cost).
Income approach	Techniques to convert future amounts to a single present amount based upon market expectations.

The hierarchy that prioritizes the inputs to valuation techniques used to measure fair value is divided into three levels:

Fair value level	Description
Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
	Fair value of investments categorized as level 1 are determined based on period end closing prices in active markets. Mutual funds are valued at their net asset value (NAV) on the last day of the period.
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
	Fair value of investments categorized as level 2 are determined based on the latest available ask price or latest trade price if listed. The fair value of unlisted securities is established by fund managers using the latest reported information for comparable securities and financial analysis. If the manager believes the fund is not capable of immediately realizing the fair value otherwise determined, the manager has the discretion to determine an appropriate value. Common collective trusts are valued at NAV on the last day of the period.
Level 3	Unobservable inputs for which there is little or no market data.
Net asset value	Fair value of investments categorized as NAV represent the plan's interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses the end of the period when determining the timing of transfers between levels.

Short-Term Investments The Company has investments in certificates of deposit that are recorded at cost, which approximates fair value.

Assets Held in Rabbi Trusts / Deferred Compensation The fair value of the assets held in rabbi trusts (refer to Note 7 of the consolidated financial statements) is derived from investments in a mix of money market, fixed income and equity funds. The related deferred compensation liability is also recorded at fair value.

Foreign Exchange Contracts The valuation of foreign exchange forward and option contracts is determined using valuation techniques, including option models tailored for currency derivatives. These contracts are valued using the market approach based on observable market inputs. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including spot rates, foreign currency forward rates, the interest rate curve of the domestic currency, and foreign currency volatility for the given currency pair.

Forward Contracts A substantial portion of the Company's operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities.

Interest Rate Swaps The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

Refer to Note 19 of the consolidated financial statements for further details of assets and liabilities subject to fair value measurement.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Trade Receivables. The Company records the lifetime expected loss on uncollectible trade receivables based on historical loss experience as a percentage of sales and makes adjustments as necessary based on current trends. The Company will also record periodic adjustments for specific customer circumstances and changes in the aging of accounts receivable balances. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

The following table summarizes the Company's allowances for doubtful accounts:

	2022	2021	2020
Balance at January 1	$ 35.3	$ 37.5	$ 42.2
Charged to costs and expenses	14.0	9.8	10.1
Charged to other accounts [1]	(0.1)	—	(1.2)
Deductions [2]	(14.7)	(12.0)	(13.6)
Balance at December 31	$ 34.5	$ 35.3	$ 37.5

[1] Includes net effects of foreign currency translation
[2] Uncollectible accounts written-off, net of recoveries.

Financing Receivables. The Company records the lifetime expected loss on uncollectible notes and finance lease receivables (collectively, financing receivables) on a customer-by-customer basis and evaluates specific customer circumstances, aging of invoices, credit risk changes, payment patterns and historical loss experience with consideration given to current trends. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

Inventories. The Company primarily values inventories using average or standard costing utilizing lower of cost or net realizable value. The standard costs approximate costs determined on a first in, first out basis. The Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued products to the lower of cost or net realizable value.

Deferred Revenue. Deferred revenue is recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, deferred revenue is recorded for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

Goodwill. Goodwill is the cost in excess of the net assets of acquired businesses. The Company tests all existing goodwill at least annually for impairment on a reporting unit basis. The annual goodwill impairment test was performed as of October 31 for all periods presented.

The Company tests for interim impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. Each year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company's products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit's assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price.

If the Company's qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if management elects to perform a quantitative assessment of goodwill, an impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized. The Company compares the fair value of each reporting unit with its carrying value and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The fair value of the reporting units is determined based upon a combination of the income and market approach in valuation methodology. The income approach uses discounted estimated future cash flows, whereas the market approach or guideline public company method utilizes market data of similar publicly traded companies. The fair value of the reporting unit is defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The techniques used in the Company's quantitative assessment incorporate a number of assumptions that the Company believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Assumptions, which include Level 3 inputs, relate to revenue growth, material and operating costs, and discount rate. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pensions and Other Post-retirement Benefits. Annual net periodic expense and benefit liabilities under the Company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. The Company periodically reviews actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed based upon the results of actual claims experience. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees or directly by the plan administrator. Other post-retirement benefits are not funded and the Company's policy is to pay these benefits as they become due.

The Company recognizes the funded status of each of its plans in the consolidated balance sheets. Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds five percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

The Company records a curtailment when an event occurs that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. A curtailment gain is recorded when the employees who are entitled to the benefits terminate their employment; a curtailment loss is recorded when it becomes probable a loss will occur. Upon a settlement, the Company recognizes the proportionate amount of the unamortized gains and losses if the cost of all settlements during the year exceeds the interest component of net periodic cost for the affected plan.

Noncontrolling Interests . Noncontrolling interests represent the portion of profit or loss, net assets and comprehensive income that is not allocable to the Company.

Noncontrolling interests with redemption features, such as put rights, that are not solely within the Company's control are considered redeemable noncontrolling interests. Redeemable noncontrolling interests are presented outside of equity on the Company's consolidated balance sheets. The balance of redeemable noncontrolling interests is reported at the greater of its carrying value or its maximum redemption value at each reporting date. Refer to Note 12 of the consolidated financial statements for more information.

Related Party Transactions. The Company has certain strategic alliances that are not consolidated. The Company's strategic alliances are not significant subsidiaries and are accounted for under the equity method of investments. The Company owns 48.1 percent of Inspur (Suzhou) Financial Information Technology Co., Ltd (Inspur JV) and 49.0 percent of Aisino-Wincor Retail & Banking Systems (Shanghai) Co., Ltd (Aisino JV) as of December 31, 2022. The Company engages in transactions with these entities in the ordinary course of business. As of December 31, 2022, the Company had accounts receivable and accounts payable balances with these affiliates of $18.9 and $25.7, respectively, which is included in trade receivables, less allowances for doubtful accounts and accounts payable, respectively, on the consolidated balance sheets.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Recently Adopted Accounting Guidance

In August 2018, the Financial Accounting Standards Board (FASB) issued guidance on a company's accounting for implementation fees paid in a cloud computing service contract arrangement that addresses which implementation costs to capitalize as an asset and which costs to expense. Capitalized implementation fees are to be expensed over the term of the cloud computing arrangement, and the expense is required to be recognized in the same line item in the income statement as the associated hosting service expenses. The entity is also required to present the capitalized implementation fees on the balance sheet in the same line item as it would present a prepayment for hosting service fees associated with the cloud computing arrangement. Cash payments for cloud computing arrangements (CCA) implementation costs are classified as cash outflows from operating activities.

The effects of the adoption of the ASUs listed below did not significantly impact the Company's financial statements:

Standards Adopted	Description	Effective Date
ASU 2021-05 Leases (Topic 842) Lessors - Certain Leases with Variable Lease Payments	This Accounting Standard Update (ASU) modifies a lessor's lease classification requirements for leases with variable lease payments. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.	January 1, 2022
ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40) Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options	This ASU was designed to provide clarification on accounting for the modification or exchanges of freestanding equity-classified call options that remain equity classified after modification or exchange.The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.	January 1, 2022
ASU 2021-08 Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The ASU is designed improve consistency related to the recognition of contract assets and liabilities from revenue contracts in a business combination. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.	January 1, 2022
ASU 2021-10 Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance	This guidance improves the transparency of financial reporting by adding requirements for disclosures related to government assistance. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.	January 1, 2022

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Recently Issued Accounting Guidance

The following ASUs were recently issued by the FASB, which could significantly impact the Company's financial statements:

Standards Pending Adoption	Description	Effective/ Adoption Date	Anticipated Impact
ASU 2020-04 Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The standard provides optional expedients and exceptions for applying GAAP to contracts, hedges and other transaction that will be impacted by reference rate reform.	March 12, 2020 through December 31, 2024	The Company is currently assessing the impact this ASU will have on its consolidated financial statements. The ASU allows for early adoption in any year end after issuance of the update.
ASU 2022-06 Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848	The standard defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024.	December 31, 2024	The Company does not expect this ASU will have a significant impact on its consolidated financial statements.
ASU 2022-04 Liabilities-Supplier Finance Programs	The standard improves the transparency of financial reporting by adding requirements for disclosures related supplier finance programs.	January 1, 2023	The Company does not expect this ASU will have a significant impact on its consolidated financial statements.

NOTE 2: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the dilutive effect of potential common shares outstanding. Under the two-class method of computing earnings (loss) per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company's participating securities include restricted stock units (RSUs), director deferred shares and shares that were vested but deferred by employees. The Company calculated basic and diluted earnings (loss) per share under both the treasury stock method and the two-class method. For the years presented there were no differences in the earnings (loss) per share amounts calculated using the two methods. Accordingly, the treasury stock method is disclosed below; however, because the Company is in a net loss position, dilutive shares of 1.5, 1.2 and 1.2 for the years ended December 31, 2022, 2021 and 2020, respectively, are excluded from the shares used in the computation of diluted earnings (loss) per share.

The following table represents amounts used in computing earnings (loss) per share and the effect on the weighted-average number of shares of dilutive potential common shares for the years ended December 31:

	2022	2021	2020
Numerator			
Income (loss) used in basic and diluted loss per share			
Net loss	$ (585.6)	$ (78.1)	$ (267.8)
Net income (loss) income attributable to noncontrolling interests	(4.2)	0.7	1.3
Net loss attributable to Diebold Nixdorf, Incorporated	$ (581.4)	$ (78.8)	$ (269.1)
Denominator			
Weighted-average number of common shares used in basic and diluted earnings (loss) per share [1]	79.0	78.3	77.6
Net loss per share attributable to Diebold Nixdorf, Incorporated			
Basic and diluted loss per share	$ (7.36)	$ (1.01)	$ (3.47)

[1] Shares of 4.2, 3.9 and 2.4 for the years ended December 31, 2022, 2021 and 2020, respectively, are excluded from the computation of diluted earnings (loss) per share because the effects are anti-dilutive, irrespective of the net loss position.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 3: SHARE-BASED COMPENSATION AND EQUITY

Dividends. In May 2018, the Company announced the decision of its Board of Directors to reallocate future dividend funds towards debt reduction and other capital resource needs. Accordingly, the Company has not paid a dividend since 2018.

Share-Based Compensation Cost. The Company recognizes costs resulting from all share-based payment transactions based on the fair value of the award as of the grant date. Awards are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite periods of each award. To cover the exercise and/or vesting of its share-based payments, the Company uses a combination of new shares from its authorized, unissued share pool and its treasury shares. The number of common shares that may be issued pursuant to the 2017 Equity and Performance Incentive Plan (the 2017 Plan) was 15.9, of which 7.1 shares were available for issuance at December 31, 2022.

The following table summarizes the components of the Company's employee and non-employee directors share-based compensation programs recognized as selling and administrative expense for the years ended December 31:

	2022		2021		2020
Stock options					
Pre-tax compensation expense	$ 0.3	$	1.5	$	1.7
Tax benefit	—		(0.4)		(0.5)
Stock option expense, net of tax	$ 0.3	$	1.1	$	1.2
RSU's					
Pre-tax compensation expense	$ 13.6	$	8.7	$	8.9
Tax benefit	(1.6)		(2.2)		(2.2)
RSU expense, net of tax	$ 12.0	$	6.5	$	6.7
Performance shares					
Pre-tax compensation expense	$ (0.5)	$	3.6	$	4.3
Tax benefit	—		(1.0)		(1.0)
Performance share expense, net of tax	$ (0.5)	$	2.6	$	3.3
Total share-based compensation					
Pre-tax compensation expense	$ 13.4	$	13.8	$	14.9
Tax benefit	(1.6)		(3.6)		(3.7)
Total share-based compensation, net of tax	$ 11.8	$	10.2	$	11.2

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table summarizes information related to unrecognized share-based compensation costs as of December 31, 2022:

	Unrecognized Cost	Weighted-Average Period
		(years)
Stock options	$ —	0.1
RSUs	6.4	1.2
Performance shares	0.1	0.8
	$ 6.5	

SHARE-BASED COMPENSATION AWARDS

Stock options, RSUs and performance shares have been issued to officers and other management employees under the Company's Amended and Restated 1991 Equity and Performance Incentive Plan (as amended and restated as of February 12, 2014) (the 1991 Plan) and the 2017 Plan. Certain awards have accelerated vesting clauses upon retirement, which results in either immediate or accelerated expense.

Stock Options

In previous years, stock options were granted to employees that generally vest after a period of one year to three years and have a term of ten years from the issuance date. No stock options were granted in 2022 or 2021. Option exercise prices typically equal the closing price of the Company's common shares on the date of grant. The estimated fair value of the options granted was calculated using a Black-Scholes option pricing model using the following assumptions:

	2022	2021	2020
Expected life (in years)	0	0	5
Weighted-average volatility	— %	— %	64 %
Risk-free interest rate	— %	— %	0.49-1.47%
Expected dividend yield	— %	— %	— %

The Company uses historical data to estimate the expected life within the valuation model. Expected volatility is based on historical volatility of the price of the Company's common shares over the expected life of the equity instrument. The risk-free rate of interest is based on a zero-coupon U.S. government instrument over the expected life of the equity instrument. The expected dividend yield is based on actual dividends paid per share and the price of the Company's common shares.

Options outstanding and exercisable as of December 31, 2022 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
		(per share)	(in years)	
Outstanding at January 1, 2022	2.6	$ 13.45		
Expired or forfeited	(1.1)	$ 8.79		
Granted	—	$ —		
Outstanding at December 31, 2022	1.5	$ 16.81	5	$ —
Options exercisable at December 31, 2022	1.5	$ 16.91	5	$ —

[1] The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing share price on the last trading day of the year in 2022 and the exercise price, multiplied by the number of "in-the-money" options) that would have been received by the option holders had all option holders exercised their options on December 31, 2022. The amount of aggregate intrinsic value will change based on the fair market value of the Company's common shares.

The aggregate intrinsic value of options exercised was minimal for the years ended December 31, 2022, 2021 and 2020. The weighted-average, grant-date fair value of stock options granted for the year ended December 31, 2020 was $6.05.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Restricted Stock Units

Each RSU provides for the issuance of one common share of the Company at no cost to the holder and are granted to both employees and non-employee directors. RSUs either cliff vest after one year or vest per annum over a three-year period. Non-vested employee RSUs are forfeited upon termination unless the Board of Directors determines otherwise.

Non-vested RSUs outstanding as of December 31, 2022 and changes during the year ended were as follows:

	Number of Shares		Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2022	1.6	$	10.87
Forfeited	(0.5)	$	9.78
Vested	(1.2)	$	9.36
Granted	2.3	$	6.57
Non-vested at December 31, 2022	2.2	$	7.53

The weighted-average grant-date fair value of RSUs granted for the years ended December 31, 2022, 2021 and 2020 was $6.57, $13.71 and $10.64, respectively. The total fair value of RSUs vested during the years ended December 31, 2022, 2021 and 2020 was $11.0, $10.3 and $12.7, respectively.

Performance Shares

Performance shares are granted to employees and vest based on the achievement of certain performance objectives, as determined by the Board of Directors. Each performance share earned entitles the holder to one common share of the Company. The Company's performance shares include performance objectives that are assessed after a period of four years as well as performance objectives that are assessed annually over a period of four years. No shares are vested unless certain performance threshold objectives are met.

Non-vested performance shares outstanding as of December 31, 2022 and changes during the year ended were as follows:

	Number of Shares		Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2022 [1]	2.2	$	10.57
Forfeited	(1.5)	$	17.75
Vested	(0.2)	$	13.45
Granted	0.9	$	7.28
Non-vested at December 31, 2022	1.4	$	0.30

[1] Non-vested performance shares are based on a maximum potential payout. Actual shares vested at the end of the performance period may be less than the maximum potential payout level depending on achievement of the performance objectives, as determined by the Board of Directors.

The weighted-average grant-date fair value of performance shares granted for the years ended December 31, 2022 and 2021 was $7.28 and $13.73, respectively. No performance shares were granted in 2020. The total fair value of performance shares vested during the years ended December 31, 2022, 2021 and 2020 was $2.0, $0.0 and $1.2, respectively.

Liability Awards

In addition to the equity awards described above, the Company has certain performance and service based awards that will be settled in cash and are accounted for as liabilities. The total compensation expense for these awards was $(4.7), $7.1 and $21.4 for the years ended December 31, 2022, 2021 and 2020, respectively. These awards vest ratably over a three-year period.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 4: INCOME TAXES

The following table presents components of loss from operations before taxes for the years ended December 31:

	2022	2021	2020
Domestic	$ (413.2)	$ (168.3)	$ (293.8)
Foreign	(25.4)	117.6	24.3
Total	$ (438.6)	$ (50.7)	$ (269.5)

The following table presents the components of income tax expense (benefit) for the years ended December 31:

	2022	2021	2020
Current			
U.S. federal	$ 8.5	$ 3.5	$ 3.5
Foreign	43.3	38.2	14.6
State and local	4.0	(1.2)	0.4
Total current	55.8	40.5	18.5
Deferred			
U.S. federal	62.5	(1.7)	7.1
Foreign	22.4	(11.4)	(22.6)
State and local	8.5	0.3	(4.0)
Total deferred	93.4	(12.8)	(19.5)
Income tax expense (benefit)	$ 149.2	$ 27.7	$ (1.0)

Income tax expense (benefit) attributable to loss from operations before taxes differed from the amounts computed by applying the U.S. federal income tax rate of 21 percent to pre-tax loss from operations. The following table presents these differences for the years ended December 31:

	2022	2021	2020
Statutory tax benefit	$ (92.1)	$ (10.6)	$ (56.6)
State and local taxes (net of federal tax benefit)	(17.6)	(0.6)	(3.6)
Brazil non-taxable incentive	(4.6)	(4.3)	(5.2)
Valuation allowances	209.8	33.8	32.5
Goodwill impairment	9.3	—	—
Foreign tax rate differential	(4.6)	2.2	(6.1)
Tax on unremitted foreign earnings	4.2	0.7	1.8
Change to uncertain tax positions	1.8	(9.2)	(23.9)
U.S. taxed foreign income	17.1	6.9	8.7
Non-deductible (non-taxable) items	15.5	0.7	12.2
Termination of company owned life insurance	—	—	35.1
Return to provision	3.3	(0.8)	(9.6)
Withholding tax and other taxes	5.4	8.7	4.6
Other	1.7	0.2	9.1
Income tax expense (benefit)	$ 149.2	$ 27.7	$ (1.0)

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The effective tax rate for 2022 was (34.0) percent. Tax expense items contributing to the difference from the U.S. federal income tax rate included valuation allowances, U.S. tax on foreign income, non-deductible expenses, goodwill impairments, withholding taxes, changes to uncertain tax position accruals and other items. These items were partially offset by benefits of utilization of U.S. foreign tax credits, nontaxable incentives, and foreign rate differential.

The effective tax rate for 2021 was (54.6) percent. Tax expense items contributing to the difference from the U.S. federal income tax rate included valuation allowances related to certain foreign and U.S. tax attributes for which realization does not meet the *more likely than not* criteria, U.S. tax on foreign income, withholding taxes, non-deductible expenses and other items. These items were partially offset by benefits related to settling certain open tax years in Germany and the U.S. and other changes to uncertain tax position accruals, non-taxable incentives, and other items.

The effective tax rate for 2020 was 0.4 percent. Tax expense items contributing to the difference from the U.S. federal income tax rate included U.S. tax on foreign income, valuation allowances related to certain foreign and U.S. tax attributes for which realization does not meet the *more likely than not* criteria, non-deductible expenses, and the tax effects of terminating certain company-owned life insurance policies. These items were partially offset by tax credits, benefits related to settling certain open tax years in Germany and the U.S., changes to uncertain tax position accruals, and benefit related to regulations issued in 2020 related to US tax reform.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is *more likely than not* that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is more likely than not of being realized upon settlement.

Details of the unrecognized tax benefits are as follows:

	2022	2021	2020
Balance at January 1	$ 55.1	$ 36.8	$ 50.9
Increases (decreases) related to prior year tax positions, net	(1.7)	42.1	0.9
Increases related to current year tax positions	—	—	—
Settlements	(0.7)	(23.3)	(7.7)
Reductions due to lapse of applicable statute of limitations	(0.6)	(0.5)	(7.3)
Balance at December 31	$ 52.1	$ 55.1	$ 36.8

Of the Company's $52.1 unrecognized tax benefits, if recognized, $12.1 would affect the Company's effective tax rate. The remaining $40.0 relates to a prior year tax return position, which if recognized, would be offset by changes in valuation allowances and have no effect on the Company's effective tax rate.

The Company classifies interest expense and penalties related to the underpayment of income taxes in the consolidated financial statements as income tax expense. As of December 31, 2022 and 2021, accrued interest and penalties related to unrecognized tax benefits totaled $1.3 and $1.7, respectively.

Within the next 12 months, no material changes to our unrecognized tax benefits are expected for currently reserved positions. Tax years prior to 2018 are closed by statute for U.S. federal tax purposes. The Company is subject to tax examination in various U.S. state jurisdictions for tax years 2012 to the present. In addition, the Company is subject to a German tax audit for tax years 2018-2019, and other various foreign jurisdictions for tax years 2013 to the present.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2022	2021
Deferred tax assets		
Accrued expenses	$ 51.9	$ 50.8
Warranty accrual	12.3	12.4
Deferred compensation	3.0	3.9
Allowances for doubtful accounts	5.0	8.0
Inventories	18.5	19.6
Deferred revenue	28.1	19.8
Pensions, post-retirement and other benefits	48.6	48.8
Deferred finance charges	108.3	—
Tax credits	—	67.2
Net operating loss carryforwards	179.4	150.7
Capital loss carryforwards	1.3	1.1
State deferred taxes	28.0	8.6
Lease liability	28.9	34.5
Other	22.8	18.8
	536.1	444.2
Valuation allowances	(468.3)	(261.8)
Net deferred tax assets	$ 67.8	$ 182.4
Deferred tax liabilities		
Property, plant and equipment, net	$ 10.3	$ 12.9
Goodwill and intangible assets	88.2	112.6
Undistributed earnings	34.4	32.2
Right-of-use assets	31.5	34.5
Net deferred tax liabilities	164.4	192.2
Net deferred tax (liability) asset	$ (96.6)	$ (9.8)

Deferred income taxes reported in the consolidated balance sheets as of December 31 are as follows:

	2022	2021
Deferred income taxes - assets	$ —	$ 95.7
Deferred income taxes - liabilities	(96.6)	(105.5)
Net deferred tax (liabilities) assets	$ (96.6)	$ (9.8)

As of December 31, 2022, the Company had domestic and international net operating loss (NOL) carryforwards of $918.0, resulting in an NOL deferred tax asset of $179.4. Of these NOL carryforwards, $454.9 expire at various times between 2023 and 2043 and $463.2 does not expire.

The Company recorded a valuation allowance to reflect the estimated amount of certain U.S., foreign and state deferred tax assets that, more likely than not, will not be realized. The net change in total valuation allowance for the years ended December 31, 2022 and 2021 was an increase of $206.5 and $32.3, respectively. The 2022 valuation allowance increase was driven primarily by the Company's going concern assessment. Of the total 2022 net increase of $206.5, the Company recorded $209.8 to tax expense, approximately ($3.3) was recorded to shareholder's equity.

For the years ended December 31, 2022 and 2021, provisions were made for foreign withholding taxes and estimated foreign income taxes which may be incurred upon the remittance of certain undistributed earnings in foreign subsidiaries and foreign unconsolidated affiliates. Provisions have not been made for income taxes on $994.9 of undistributed earnings at December 31,

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

2022 in foreign subsidiaries and corporate joint ventures that were deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing if and when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

The Company's undistributed earnings in foreign subsidiaries that are deemed permanently reinvested increased compared to the prior-year amount and was primarily impacted by current year income.

NOTE 5: INVENTORIES

Major classes of inventories are summarized as follows:

	2022	2021
Raw materials and work in process	$ 200.6	$ 194.1
Finished goods	229.4	180.3
Total product inventories	430.0	374.4
Service parts	158.1	169.8
Total inventories	$ 588.1	$ 544.2

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, at cost less accumulated depreciation and amortization as of December 31:

	Estimated Useful Life (years)	2022	2021
Land and land improvements	(1)	$ 10.0	$ 10.6
Buildings and building improvements	15-30	68.3	69.1
Machinery, tools and equipment	5-12	81.8	85.2
Leasehold improvements (2)	10	17.1	24.2
Computer equipment	3	101.1	105.6
Computer software	5-10	127.8	129.0
Furniture and fixtures	5-8	54.6	59.7
Tooling	3-5	134.7	141.2
Construction in progress		4.6	7.8
Total property plant and equipment, at cost		$ 600.1	$ 632.4
Less accumulated depreciation and amortization		479.4	494.3
Total property plant and equipment, net		$ 120.7	$ 138.1

(1) Estimated useful life for land and land improvements is perpetual and 15 years, respectively.
(2) The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the lease.

During 2022, 2021 and 2020, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $29.8, $46.4 and $73.7, respectively.

In the second quarter of 2021, the Company sold assets located at the Hamilton, Ohio facility for proceeds of approximately $1.7, which resulted in a gain on sale of $0.4.

In the fourth quarter of 2020, the Company sold its former headquarters building in North Canton, Ohio for proceeds of $7.2, which resulted in a gain on sale of $0.6.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 7: INVESTMENTS

The Company's investments, primarily in Brazil, consist of certificates of deposit that are recorded at fair value based upon quoted market prices. Changes in fair value are recognized in interest income, determined using the specific identification method, and were minimal. There were no gains from the sale of securities or proceeds from the sale of securities prior to the maturity date for the year ended December 31, 2022.

The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash, 401(k) or share-based compensation and enable non-employee directors to defer receipt of director fees at the participants' discretion. For deferred cash-based compensation, the Company established rabbi trusts (refer to Note 19 of the consolidated financial statements), which are recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liability is recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trusts are recognized in interest income.

The Company's investments subject to fair value measurement consist of the following:

	Cost Basis	Unrealized Gain	Fair Value
As of December 31, 2022			
Short-term investments			
Certificates of deposit	$ 24.6	$ —	$ 24.6
Long-term investments			
Assets held in a rabbi trust	$ 4.3	$ 0.1	$ 4.4
As of December 31, 2021			
Short-term investments			
Certificates of deposit	$ 34.3	$ —	$ 34.3
Long-term investments:			
Assets held in a rabbi trust	$ 5.4	$ 1.6	$ 7.0

Securities and other investments also includes cash surrender value of insurance contracts of $3.2 and $4.0 as of December 31, 2022 and 2021, respectively.

The Company has certain non-consolidated joint ventures that are not significant subsidiaries and are accounted for under the equity method of accounting. The Company owns 48.1 percent of Inspur Financial Information System Co., Ltd. (Inspur JV) and 49.0 percent of Aisino-Wincor Retail & Banking Systems (Shanghai) Co., Ltd. (Aisino JV). The Company engages in transactions in the ordinary course of business with the respective joint ventures. As of December 31, 2022, the Company had accounts receivable and accounts payable balances with these joint ventures of $18.9 and $25.7, respectively, which are included in trade receivables, less allowances for doubtful accounts and accounts payable on the condensed consolidated balance sheets.

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

In the second quarter of 2022, the Company reorganized its reportable segments in connection with the new and simplified operating model implemented by the recently appointed Chief Executive Officer. This organizational change is described in further detail in Note 19 of the consolidated financial statements, and is consistent with how the Chief Executive Officer, the chief operating decision maker (CODM), makes key operating decisions, allocates resources, and assesses the performance of the business.

Prior to reorganization, the Company had four reporting units: Eurasia Banking, Americas Banking, EMEA Retail, and Rest of World Retail. The Company's new reporting units, determined in accordance with ASC 350, "Intangibles - goodwill and other", are the same as the operating and reportable segments, which are global Banking and global Retail. The Banking reporting unit is the summation of the legacy Eurasia Banking and Americas Banking reporting units and Retail is the summation of the legacy EMEA Retail and Rest of World Retail reporting units.

The new segmentation aligns with the Company's focus on standard and centralized global product and service offerings that support our customer base, which is largely comprised of global financial institutions and retailers. Further the simplified

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

organization does not have regional leaders reporting to the CODM, and operating metrics other than net sales will not be allocated or analyzed on a regional basis largely due to the centralization of our manufacturing and procurement functions.

As of April 30, 2022 and as a result of the reporting unit change, we performed an interim quantitative goodwill impairment test for both our old and new reporting units using a combination of the income valuation and market approach methodology. The determination of the fair value of the reporting unit requires significant estimates and assumptions, including significant unobservable inputs. The key inputs included, but were not limited to, discount rates, terminal growth rates, market multiple data from selected guideline public companies, management's internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures and earnings before interest and taxes margins, among others. No impairment resulted from the quantitative interim goodwill impairment test under either the legacy or new reporting unit structure.

Management determined that the fair value of Eurasia Banking had a cushion of approximately 10 percent when compared to its carrying amounts prior to the change. The other legacy reporting units had significant excess fair value or cushion when compared to its carrying amount. Under the new reporting unit structure, Banking had a cushion of approximately 130 percent and Retail had a cushion of approximately 110 percent.

Changes in certain assumptions or the Company's failure to execute on the current plan could have a significant impact to the estimated fair value of the reporting units.

In addition to the quantitative goodwill impairment test, the Company also performed a reassignment of the goodwill to the new reporting units using a relative fair value allocation approach required by Accounting Standards Codification (ASC) 350. The results of that reassignment are included in the summary below.

| | Legacy Reporting Units | | New Reporting Unit | | |
	Eurasia Banking	Americas Banking	Banking	Retail	Total
Goodwill	$ 590.4	$ 444.7	$ —	$ 236.2	$ 1,271.3
Accumulated impairment losses	(291.7)	(122.0)	—	(57.2)	(470.9)
Balance at January 1, 2021	$ 298.7	$ 322.7	$ —	$ 179.0	$ 800.4
Divestitures	—	—	—	(3.3)	(3.3)
Currency translation adjustment	(29.0)	(4.6)	—	(19.9)	(53.5)
Goodwill	$ 561.4	$ 440.1	$ —	$ 213.0	$ 1,214.5
Impairment	—	—	—	—	—
Accumulated impairment losses	(291.7)	(122.0)	—	(57.2)	(470.9)
Balance at December 31, 2021	$ 269.7	$ 318.1	$ —	$ 155.8	$ 743.6
Currency translation adjustment	(6.3)	(1.0)	—	(4.4)	(11.7)
Goodwill	$ 555.1	$ 439.1	$ —	$ 208.6	$ 1,202.8
Currency translation adjustment	—	—	(18.6)	(11.0)	(29.6)
Goodwill reassignment	(555.1)	(439.1)	922.2	72.0	—
Goodwill	—	—	903.6	269.6	1,173.2
Accumulated impairment reassignment	291.7	122.0	(413.7)		—
Accumulated impairment losses	—	—	(413.7)	(57.2)	(470.9)
Balance at December 31, 2022	$ —	$ —	$ 489.9	$ 212.4	$ 702.3

Goodwill. In the fourth quarter of 2022 and in connection with the annual goodwill impairment test, the Company performed a quantitative assessment prescribed by ASC 350 using a combination of the income valuation and market approach methodology. The determination of the fair value of the reporting unit requires significant estimates and assumptions, including significant unobservable inputs. The key inputs included, but were not limited to, discount rates, terminal growth rates, market multiple data from selected guideline public companies, management's internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures and earnings before interest and taxes margins, among others. No impairment resulted from the quantitative annual goodwill impairment test as both reporting units had substantial excess of fair value over carrying value.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Intangible Assets. Intangible assets consists of net capitalized software development costs, patents, trademarks and other intangible assets. Where applicable, intangible assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets. Fees to renew or extend the term of the Company's intangible assets are expensed when incurred.

The following summarizes information on intangible assets by major category:

		December 31, 2022			December 31, 2021		
	Weighted-average remaining useful lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships, net	3.2 years	$ 662.3	$ (448.7)	$ 213.6	$ 703.3	$ (401.6)	$ 301.7
Capitalized software development	2.1 years	245.2	(202.7)	42.5	228.1	(184.9)	43.2
Development costs non-software	0.7 years	48.7	(48.7)	—	51.8	(51.6)	0.2
Other	5.0 years	48.7	(47.2)	1.5	50.8	(48.4)	2.4
Other intangible assets, net		342.6	(298.6)	44.0	330.7	(284.9)	45.8
Total		$ 1,004.9	$ (747.3)	$ 257.6	$ 1,034.0	$ (686.5)	$ 347.5

Costs incurred for the development of external-use software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other intangible assets and are typically amortized on a straight-line basis over the estimated useful lives, which typically do not exceed three years. Amortization begins when the product is available for general release. Costs capitalized include third-party labor, direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. The Company performs at least annual reviews to ensure that unamortized program costs remain recoverable from future revenue. If future revenue does not support the unamortized program costs, the amount by which the unamortized capitalized cost of a software product exceeds the net realizable value is written off.

The following table identifies the activity relating to total capitalized software development:

	2022	2021	2020
Beginning balance as of January 1	$ 43.2	$ 38.0	$ 46.0
Capitalization	28.7	31.1	17.2
Amortization	(14.1)	(23.3)	(27.2)
Impairment	(9.8)	—	—
CTA, transferred to held-for-sale, other	(5.5)	(2.6)	2.0
Ending balance as of December 31	$ 42.5	$ 43.2	$ 38.0

The Company's total amortization expense, excluding deferred financing costs, was $96.2, $102.7 and $106.7 for the years ended December 31, 2022, 2021 and 2020, respectively. The expected annual amortization expense is as follows:

	Estimated amortization
2023	$ 88.4
2024	84.2
2025	60.5
2026	19.8
2027	0.3
	$ 253.2

NOTE 9: PRODUCT WARRANTIES

The Company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Changes in the Company's warranty liability balance are illustrated in the following table:

	2022	2021
Balance at January 1	$ 36.3	$ 38.6
Current period accruals	19.5	24.4
Current period settlements	(26.4)	(24.4)
Currency translation	(1.1)	(2.3)
Balance at December 31	$ 28.3	$ 36.3

NOTE 10: RESTRUCTURING

In the fourth quarter of 2021, the Company completed the execution of a multi-year restructuring and transformation program called DN Now. On a cumulative basis, $218.9 of expenses were incurred through December 31, 2021. These costs consisted of $200.2 of severance charges with the remainder related to costs of personnel transitioning out of the organization, and consulting fees paid to third-party organizations who assisted with our transition to a shared service model.

In the second quarter of 2022, the Company announced a new initiative to streamline operations, drive efficiencies and digitize processes, targeting annualized cost savings of more than $150.0 by the end of 2023. Throughout 2022, the Company incurred $124.2 of restructuring and transformation costs. The most significant of these costs was $54.9 and $7.6, recorded in the second and fourth quarters of 2022, respectively, that was accrued for severance payments under an ongoing severance benefit program. Consistent with DN Now, other than severance, the remainder of the expenses incurred primarily relate to transitioning personnel and consultant fees in relation to the transformation process.

In connection with the latest restructuring initiative, several facilities have been identified for closure, which resulted in a $5.4 impairment of right-of-use assets and related leasehold improvements and furniture and fixtures recorded during the second quarter of 2022. In connection with the organizational simplification and related portfolio optimization, $4.1 of German capitalized software was impaired in the third quarter of 2022.

The following table summarizes the impact of the Company's restructuring and transformation charges, excluding the aforementioned impairments, on the consolidated statements of operations for the years ended December 31:

	2022	2021	2020
Cost of sales - services	$ 7.7	$ 13.0	$ 14.1
Cost of sales - products	13.1	2.4	8.2
Selling and administrative expense	94.4	13.1	52.9
Research, development and engineering expense	9.0	(0.3)	6.4
Total	$ 124.2	$ 28.2	$ 81.6

The following table summarizes the Company's restructuring severance accrual balance and related activity:

Balance at January 1, 2020	$ 42.6
Liabilities incurred	81.6
Liabilities paid/settled	(61.3)
Balance at December 31, 2020	$ 62.9
Liabilities incurred	15.4
Liabilities paid/settled	(43.0)
Balance at December 31, 2021	$ 35.3
Liabilities incurred	62.5
Liabilities paid/settled	(53.6)
Balance at December 31, 2022	$ 44.2

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 11: DEBT

Outstanding debt balances were as follows:

	December 31,	
	2022	2021
Notes payable – current		
Uncommitted lines of credit	$ 0.9	$ 1.6
Revolving Facility	—	35.9
2023 Term Loan B Facility - USD	12.9	4.8
2023 Term Loan B Facility - Euro	5.1	4.7
2025 Extended Term Loan B Facility - USD	5.3	—
2025 Extended Term Loan B Facility - EUR	1.1	—
Other	1.7	0.3
	27.0	47.3
Short-term deferred financing fees	(3.0)	(0.2)
	$ 24.0	$ 47.1
Long-term debt		
Revolving Facility	$ —	$ 25.0
2023 Term Loan B Facility - USD	—	$ 381.0
2023 Term Loan B Facility - EUR	—	375.6
2024 Senior Notes	72.1	400.0
2025 Senior Secured Notes - USD	2.7	700.0
2025 Senior Secured Notes - EUR	4.7	396.4
2026 Asset Backed Loan (ABL)	182.0	—
2025 Extended Term Loan B Facility - USD	529.5	—
2025 Extended Term Loan B Facility - EUR	95.5	—
2026 2L Notes	333.6	—
2025 Exchanged Senior Secured Notes - USD	718.1	—
2025 Exchanged Senior Secured Notes - EUR	379.7	—
2025 Superpriority Term Loans	400.6	—
Other	6.3	4.2
	2,724.8	2,282.2
Long-term deferred financing fees	(139.0)	(36.6)
	$ 2,585.8	$ 2,245.6

On March 11, 2022, the Company entered into the eleventh and most recent amendment to its Existing Credit Agreement, to amend the financial covenants with respect to its "Total Net Leverage Ratio".

On December 29, 2022 (the "Settlement Date"), the Company completed a series of transactions with certain key financial stakeholders to refinance certain debt with near-term maturities and provide the Company with new capital. The transactions and related material definitive agreements entered into by the Company are described below.

<u>2024 Senior Notes</u>

On the Settlement Date, the Company completed a private exchange offer and consent solicitation with respect to the outstanding 8.50% Senior Notes due 2024, which included (i) a private offer to certain eligible holders to exchange any and all 2024 Senior Notes for units (the "Units") consisting of (a) new 8.50%/12.50% Senior Secured PIK Toggle Notes due 2026 issued by the Company (the "2L Notes") and (b) a number of warrants (the "New Warrants" and, together with the Units and the New Notes, the "New Securities") to purchase common shares, par value $1.25 per share, of the Company ("Common Shares") and

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

(ii) a related consent solicitation to adopt certain proposed amendments to the indenture governing the 2024 Senior Notes (the "2024 Senior Notes Indenture") to eliminate certain of the covenants, restrictive provisions and events of default intended to protect holders, among other things, from such indenture (collectively, the "2024 Exchange Offer and Consent Solicitation").

Pursuant to the 2024 Exchange Offer and Consent Solicitation, the Company accepted $327.9 in aggregate principal amount of the 2024 Senior Notes (representing 81.97% of the aggregate principal amount outstanding of the 2024 Senior Notes) tendered for exchange and issued $333.6 in aggregate principal amount of Units consisting of $333.6 in aggregate principal amount of 2L Notes and 15,813,847 New Warrants to purchase up to 15,813,847 Common Shares.

Each New Warrant will initially represent the right to purchase one Common Share, at an exercise price of $0.01 per share. The New Warrants will, in the aggregate and upon exercise, be exercisable for up to 15,813,847 Common Shares (representing 19.99% of the Common Shares outstanding on the business day immediately preceding the Settlement Date), subject to adjustment. Unless earlier cancelled in accordance with their terms, New Warrants can be exercised at any time on and after April 1, 2024 and prior to December 30, 2027 (or, if such day is not a business day, the next succeeding day that is a business day). No cash will be payable by a warrantholder in respect of the exercise price for a New Warrant upon exercise.

If a Termination Event (as defined in the agreement governing the Units) occurs with respect to any Units prior to April 1, 2024, the New Warrants forming part of such Units will automatically terminate and become void without further legal effect and will be cancelled for no further consideration.

The 2L Notes are the Company's senior secured obligations and are guaranteed by the Company's material subsidiaries in the United States, Belgium, Canada, Germany, France, Italy, the Netherlands, Poland, Spain, Sweden and the United Kingdom (the "Specified Jurisdictions"), in each case, subject to agreed guaranty and security principles and certain exclusions. The obligations of the Company and the guarantors are secured (i) on a second-priority basis by certain Non-ABL Priority Collateral (as defined below) held by the Company and those guarantors that are organized in the United States, (ii) on a third-priority basis by certain other Non-ABL Priority Collateral held by the Company and the guarantors and (iii) on a fourth-priority basis by the ABL Priority Collateral (as defined below).

The 2L Notes will mature on October 15, 2026 and bear interest at a fixed rate of 8.50% per annum through July 15, 2025, after which interest will accrue at the rate of 8.50% (if paid in cash) or 12.50% (if paid in the form of PIK Interest (as defined in the New indenture governing the 2L Notes (the "2L Notes Indenture")), subject to the applicable interest period determination election made for each applicable interest period after such date.

Interest on the 2L Notes will be payable on January 15 and July 15 of each year, commencing on July 15, 2023. Interest will accrue from the Settlement Date.

The 2L Notes will be redeemable at the Company's option, in whole or in part, at any time at 100% of their principal amount, together with accrued and unpaid interest, subject to certain restrictions.

Upon the occurrence of specific kinds of changes of control, the Company will be required to make an offer to repurchase some or all of the 2L Notes at 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain restrictions. Further, if the Company or its subsidiaries sell assets, under certain circumstances, the Company will be required to use the net proceeds from such sales to make an offer to purchase New Notes at an offer price in cash in an amount equal to 100% of the principal amount of the New Notes plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain restrictions.

The 2L Notes Indenture contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness and guarantee indebtedness, pay dividends, prepay, redeem or repurchase certain debt, incur liens and to merge, consolidate or sell assets.

The Company is required to raise equity capital prior to the maturity date of the 2024 Senior Notes in an amount necessary to repurchase, redeem, prepay or pay in full the Excess Stub Notes.

2025 Senior Secured Notes

On the Settlement Date, the Company also completed the private exchange offers and consent solicitations with respect to the outstanding 9.375% Senior Secured Notes due 2025 issued by the Company (the "2025 USD Senior Notes") and the outstanding 9.000% Senior Secured Notes due 2025 issued by Diebold Nixdorf Dutch Holding B.V. (the "Dutch Issuer"), a direct and wholly owned subsidiary of the Company (the "2025 EUR Senior Notes", and together with the 2025 USD Senior Notes, the "2025 Senior Notes"), which included (i) private offers to certain eligible holders to exchange (a) any and all 2025 USD Senior Notes for new senior secured notes (the "New 2025 USD Senior Notes") having the same terms as the 2025 USD Senior Notes, other than the issue date, the first interest payment date, the first date from which interest will accrue and other

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

than with respect to CUSIP and ISIN numbers and (b) any and all 2025 EUR Senior Notes for new senior secured notes (the "New 2025 EUR Senior Notes" and, together with the New 2025 USD Senior Notes, the "New 2025 Notes") having the same terms as the 2025 EUR Senior Notes, other than the issue date, the first interest payment date, the first date from which interest will accrue and other than with respect to ISIN numbers and common codes and (ii) related consent solicitations to enter into supplemental indentures with respect to (a) the indenture governing the 2025 USD Senior Notes, dated as of July 20, 2020 (the "2025 USD Senior Notes Indenture"), and (b) the indenture governing the 2025 EUR Senior Notes, dated as of July 20, 2020 (the "2025 EUR Senior Notes Indenture" and, together with the 2025 USD Senior Notes Indenture, the "2025 Senior Notes Indentures"), in order to amend certain provisions of the 2025 Senior Notes Indentures to, among other things, permit the refinancing transactions set forth in the Transaction Support Agreement, dated as of October 20, 2022 (as amended, the "Transaction Support Agreement"), among the Company, certain of its subsidiaries and certain creditors (collectively, the "2025 Exchange Offers and Consent Solicitations" and, together with the 2024 Exchange Offer and Consent Solicitation, the "Exchange Offers and Consent Solicitations").

The 2025 Exchange Offers and Consent Solicitations were completed on the terms and subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement, dated as of November 28, 2022 (as amended, the "2025 Offering Memorandum"), and the related eligibility letter. Pursuant to the 2025 Exchange Offers and Consent Solicitations, the Company accepted $697.3 in aggregate principal amount of the 2025 USD Senior Notes (representing 99.61% of the aggregate principal amount of the outstanding 2025 USD Senior Notes) tendered for exchange and issued $718.1 in aggregate principal amount of the New 2025 USD Senior Notes. The Dutch Issuer accepted €345.6 in aggregate principal amount of the 2025 EUR Senior Notes (representing 98.75% of the aggregate principal amount of the outstanding 2025 EUR Senior Notes) tendered for exchange and issued €356.0 aggregate principal amount of the New 2025 EUR Senior Notes. In addition, eligible holders received payment in cash for accrued and unpaid interest on the 2025 Senior Notes that were accepted for exchange.

The New 2025 USD Senior Notes are the Company's senior secured obligations. The New 2025 USD Senior Notes and the 2025 USD Senior Notes that remain outstanding are guaranteed by the Company's material subsidiaries in the Specified Jurisdictions, in each case, subject to agreed guaranty and security principles and certain exclusions. The obligations of the Company and the guarantors are secured (i) on a first-priority basis, ranking pari passu with the Superpriority Facility (as defined below), the 2025 EUR Senior Notes, the New 2025 EUR Senior Notes and the Existing Term Loans (as defined below) (excluding released liens), by certain Non-ABL Priority Collateral held by the Company and those guarantors that are organized in the United States, (ii) on a second-priority basis by certain other Non-ABL Priority Collateral held by the Company and the guarantors and (iii) on a third-priority basis by the ABL Priority Collateral.

The New 2025 USD Senior Notes will mature on July 15, 2025 and bear interest at a rate of 9.375% per year from the Settlement Date.

Interest on the New 2025 USD Senior Notes will be payable on January 15 and July 15 of each year, commencing on January 15, 2023.

The New 2025 USD Senior Notes will be redeemable at the Company's option, in whole or in part, upon not less than 15 nor more than 60 days' notice mailed or otherwise sent to each holder, at 104.688% of their principal amount prior to July 15, 2023, 102.344% prior to July 15, 2024 and 100% thereafter, together with accrued and unpaid interest, if any, to, but excluding, the date of redemption, subject to certain restrictions.

Upon the occurrence of specific kinds of changes of control, the Company will be required to make an offer to repurchase some or all of the New 2025 USD Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain restrictions. Further, if the Company or its subsidiaries sell assets, under certain circumstances, the Company will be required to use the net proceeds from such sales to make an offer to purchase the New 2025 USD Senior Notes at an offer price in cash in an amount equal to 100% of the principal amount of the New 2025 USD Senior Notes plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain restrictions.

The New 2025 EUR Senior Notes are the Dutch Issuer's senior secured obligations. The New 2025 EUR Senior Notes and the 2025 EUR Senior Notes that remain outstanding are guaranteed by the Company and the Company's material subsidiaries (other than the Dutch Issuer) in the Specified Jurisdictions, in each case, subject to agreed guaranty and security principles and certain exclusions. The obligations of the Dutch Issuer and the guarantors are secured (i) on a first-priority basis, ranking pari passu with the Superpriority Facility, the 2025 USD Senior Notes, the New 2025 USD Senior Notes and the Existing Term Loans (excluding released liens), by certain Non-ABL Priority Collateral held by the Company and those guarantors that are organized in the United States, (ii) on a second-priority basis by certain other Non-ABL Priority Collateral held by the Company and the guarantors and (iii) on a third-priority basis by the ABL Priority Collateral.

The New 2025 EUR Senior Notes will mature on July 15, 2025 and bear interest at a rate of 9.000% per year from the Settlement Date.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Interest on the New 2025 EUR Senior Notes will be payable on January 15 and July 15 of each year, commencing on January 15, 2023.

The New 2025 EUR Senior Notes will be redeemable at the Dutch Issuer's option, in whole or in part, upon not less than 15 nor more than 60 days' notice mailed or otherwise sent to each holder, at 104.500% of their principal amount prior to July 15, 2023, 102.250% prior to July 15, 2024 and 100% thereafter, together with accrued and unpaid interest, if any, to, but excluding, the date of redemption, subject to certain restrictions.

Upon the occurrence of specific kinds of changes of control, the Dutch Issuer will be required to make an offer to repurchase some or all of the New 2025 EUR Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain restrictions. Further, if the Dutch Issuer or its subsidiaries sell assets, under certain circumstances, the Dutch Issuer will be required to use the net proceeds from such sales to make an offer to purchase the New 2025 EUR Senior Notes at an offer price in cash in an amount equal to 100% of the principal amount of the New 2025 EUR Senior Notes plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain restrictions.

The Twelfth Amendment to the Existing Credit Agreement

On the Settlement Date, the Company entered into a twelfth amendment (the "Twelfth Amendment") to the Credit Agreement, dated as of November 23, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Existing Credit Agreement").

The Twelfth Amendment, among other things, (i) permits the Exchange Offers and Consent Solicitations, the Term Loan Exchange (as defined below), the Superpriority Facility (as defined below), the ABL Facility and certain other related transactions (together, the "Refinancing Transactions"), (ii) removes substantially all negative covenants and mandatory prepayment provisions from the Existing Credit Agreement and (iii) directs the collateral agent under the Existing Credit Agreement to release the liens on certain current-asset collateral securing the ABL Facility on a first-priority basis (the "ABL Priority Collateral") and certain other collateral securing the Company's obligations under the Existing Credit Agreement and the Company's existing subsidiary guarantors' obligations under the related guarantees (in each case, to the extent permitted, including under applicable law).

Superpriority Facility

On the Settlement Date, the Company and Diebold Nixdorf Holding Germany GmbH (the "Superpriority Borrower") entered into a Credit Agreement (the "Superpriority Credit Agreement"), providing for a superpriority secured term loan facility of $400 (the "Superpriority Facility"). On the Settlement Date, the Superpriority Borrower borrowed the full $400 of term loans available (the "Superpriority Term Loans").

The proceeds of the borrowing under the Superpriority Facility were or will be used, respectively, (i) on the Settlement Date, to repay the New Term Loans (as defined below) in an amount equal to 15% of the principal amount of Existing Term Loans (as defined below) that participated in the Term Loan Exchange (the "Initial New Term Loan Paydown"), (ii) on December 31, 2023, to repay the New Term Loans in an amount equal to 5% of the principal amount (at the time of the Term Loan Exchange) of Existing Term Loans that participated in the Term Loan Exchange, subject to satisfaction of certain liquidity conditions, (iii) solely in the event that the repayment in (ii) is not made as a result of such liquidity conditions not being satisfied, on December 31, 2024, to repay the New Term Loans in an amount equal to 5% of the principal amount (at the time of the Term Loan Exchange) of Existing Term Loans that participated in the Term Loan Exchange, subject to satisfaction of the same liquidity condition measured on a pro forma basis on December 31, 2024 and (iv) for general corporate purposes (excluding making payments on any other funded indebtedness).

The Superpriority Term Loans will mature on July 15, 2025. The Superpriority Term Loans bear interest equal to (i) in the case of Term Benchmark Loans (as defined in the Superpriority Credit Agreement), the Adjusted Term SOFR Rate (as defined in the Superpriority Credit Agreement and subject to a 4.0% floor) plus a 0.10% credit spread adjustment plus an applicable margin of 6.40% and (ii) in the case of Floating Rate Loans (as defined in the Superpriority Credit Agreement), the Alternate Base Rate (as defined in the Superpriority Credit Agreement and subject to a 5.0% floor) plus an applicable margin of 5.40%. Interest accrued on the Superpriority Loans is payable (i) in the case of Term Benchmark Loans, on the last day of the applicable Interest Period (as defined in the Superpriority Credit Agreement) (provided that, if the Interest Period is longer than three months, interest is also payable on the last day of each three-month interval during such Interest Period), on any date on which the Term Benchmark Loans are repaid, and at maturity, and (ii) in the case of Floating Rate Loans, on the last business day of each March, June, September and December occurring after the Settlement Date, beginning with March 31, 2023, and at maturity.

Pursuant to the Transaction Support Agreement, the Superpriority Borrower paid a fee to the lenders under the Superpriority Facility in an amount equal to 6.40% per annum of such lenders' commitments (the "Ticking Fee"), which began accruing on

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

December 20, 2022 until the Settlement Date. The total amount of the Ticking Fee paid to all lenders was $0.6, and was paid in the form of additional Superpriority Term Loans on the Settlement Date.

The obligations of the Superpriority Borrower under the Superpriority Facility are guaranteed, subject to certain exclusions and agreed guaranty and security principles, by the Company and the Company's material subsidiaries in the Specified Jurisdictions and secured (i) on a first-priority basis by substantially all assets (subject to agreed guaranty and security principles and certain exclusions) other than the ABL Priority Collateral (the "Non-ABL Priority Collateral") held by the Superpriority Borrower and those guarantors that are organized outside the United States and certain Non-ABL Priority Collateral held by the Company and those guarantors that are organized in the United States, (ii) on a first-priority basis, ranking pari passu with the New Term Loans, the 2025 Senior Notes, the New 2025 Notes and the Existing Term Loans (excluding released liens), by certain Non-ABL Priority Collateral held by the Company and those guarantors that are organized in the United States and (iii) on a second-priority basis by the ABL Priority Collateral.

The Superpriority Borrower may prepay the Superpriority Term Loans at any time; provided that voluntary prepayments and certain mandatory prepayments made (i) prior to December 29, 2024 must be accompanied by a customary make-whole premium and (ii) on or after December 29, 2024 must be accompanied by a premium of 5.00% of the aggregate principal amount of the Superpriority Term Loans being prepaid. The Superpriority Credit Agreement additionally provides that the Superpriority Borrower is required to prepay the Superpriority Term Loans in certain circumstances, including (i) in connection with asset sales, where mandatory prepayments must be made with the proceeds of such asset sales and accompanied by a premium of 1.00% of the aggregate principal amount of the loans being prepaid, and (ii) in connection with change of control and certain other transformative transactions, where prepayments must be accompanied by a premium of 5.00% of the aggregate principal amount of the loans being prepaid. Amounts borrowed and repaid under the Superpriority Facility may not be reborrowed.

The Superpriority Credit Agreement contains affirmative and negative covenants customary for facilities of its type, including, but not limited to, delivery of financial information, limitations on mergers, consolidations and fundamental changes, limitations on sales of assets, limitations on investments and acquisitions, limitations on liens, limitations on transactions with affiliates, limitations on indebtedness, limitations on negative pledge clauses, limitations on restrictions on subsidiary distributions, limitations on restricted payments and limitations on certain payments of indebtedness. The Superpriority Credit Agreement contains restrictions on making repayments of certain junior indebtedness prior to their maturity, subject to certain specified repayment conditions.

The Superpriority Credit Agreement provides for certain customary events of default, including, but not limited to, nonpayment of principal, interest, fees or other amounts, breach of covenants, cross default and cross acceleration to material indebtedness, voluntary and involuntary bankruptcy or insolvency proceedings, unpaid material judgments and change of control.

Term Loans

On December 16, 2022, the Company made an offer to (i) each of the lenders (collectively, the "Existing Dollar Term Lenders") holding certain dollar term loans (the "Existing Dollar Term Loans") under the Existing Credit Agreement providing for the opportunity to exchange all (but not less than all) of the principal amount of its Existing Dollar Term Loans for the same principal amount of Dollar Term Loans (the "New Dollar Term Loans") as defined in and made pursuant to the New Term Loan Credit Agreement (as defined below), plus the Transaction Premium (as defined in the Twelfth Amendment), and (ii) each of the lenders (collectively, the "Existing Euro Term Lenders" and together with the Existing Dollar Term Lenders, the "Existing Term Lenders") holding certain euro term loans (the "Existing Euro Term Loans" and together with the Existing Dollar Term Loans, the "Existing Term Loans"; the loan facility for the Existing Term Loans, the "Existing Term Loan Facility") providing for the opportunity to exchange all (but not less than all) of the principal amount of its Existing Euro Term Loans for either (a) the same principal amount of Euro Term Loans (the "New Euro Term Loans" and together with the New Dollar Term Loans, the "New Term Loans"; the loan facility for the New Term Loans, the "New Term Loan Facility") as defined in and made pursuant to the New Term Loan Credit Agreement or (b) the same principal amount of New Dollar Term Loans (with the exchange rate used for such conversion of the existing principal amount denominated in euros to the equivalent new principal amount denominated in dollars determined by reference to the WMR 4pm London Mid Spot Rate published by Refinitiv at 4:00 p.m. (London Time) on the date that was two business days prior to the Settlement Date), in each case, plus the Transaction Premium (collectively, clauses (i) and (ii), the "Term Loan Exchange Offer" and the exchange pursuant to the Term Loan Exchange Offer, the "Term Loan Exchange").

On the Settlement Date, the Company completed the Term Loan Exchange whereby approximately 96.6% of the aggregate principal amount of Existing Dollar Term Loans and approximately 98.6% of the aggregate principal amount of Existing Euro Term Loans, were exchanged into $626.0 (including a transaction premium of $18.2) in aggregate principal amount of New Dollar Term Loans, and €106.0 (including a transaction premium of € 3.1) in aggregate principal amount of New Euro Term Loans.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Substantially concurrently with the completion of the Term Loan Exchange Offer, the Company prepaid $91.2 in aggregate principal amount of New Dollar Term Loans and €15.4 in aggregate principal amount of New Euro Term Loans, pursuant to the Initial New Term Loan Paydown and consistent with the Transaction Support Agreement. On December 31, 2023, the Company will prepay $30.4 in aggregate principal amount of the New Dollar Term Loans and €5.1 in aggregate principal amount of the New Euro Term Loans, subject to satisfaction of certain liquidity conditions.

As a result of the Term Loan Exchange, the Company's obligations in respect of the Existing Term Loans of each lender who participated in the Term Loan Exchange were discharged and deemed satisfied in full, and each such lender's commitments with respect to the Existing Term Loans were canceled.

The terms of the New Term Loans are governed by a Credit Agreement (the "New Term Loan Credit Agreement"), dated as of the Settlement Date, among the Company the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and GLAS America LLC, as collateral agent, which provides that the New Term Loans will mature on July 15, 2025.

The New Term Loans bear interest at a rate equal to (i) in the case of Term Benchmark Loans (as defined in the New Term Loan Credit Agreement), (a) for New Dollar Term Loans, the Adjusted Term SOFR Rate (as defined in the New Term Loan Credit Agreement and subject to a 1.50% floor) plus a 0.10% credit spread adjustment plus an applicable margin of 5.25% and (b) for New Euro Term Loans, the Adjusted EURIBOR Rate (as defined in the New Term Loan Credit Agreement and subject to a 0.50% floor) plus an applicable margin of 5.50% and (ii) in the case of Floating Rate Loans (as defined in the New Term Loan Credit Agreement), the Alternate Base Rate (as defined in the New Term Loan Credit Agreement and subject to a 2.50% floor) plus an applicable margin of 4.25%. Interest accrued on the New Term Loans is payable (i) in the case of Term Benchmark Loans, on the last day of the applicable Interest Period (as defined in the New Term Loan Credit Agreement) (provided that, if the Interest Period is longer than three months, interest is also payable on the last day of each three month interval during such Interest Period), on any date on which the Term Benchmark Loans are repaid and at maturity, (ii) in the case of Floating Rate Loans, on the last business day of each March, June, September and December occurring after the Settlement Date, beginning with March 31, 2023, and at maturity.

The obligations of the Company under the New Term Loan Credit Agreement are guaranteed, subject to certain exclusions and agreed guaranty and security principles, by the Company's material subsidiaries in the Specified Jurisdictions and secured (i) on a first-priority basis, ranking pari passu with the Superpriority Facility, the 2025 Senior Notes, the New 2025 Notes and the Existing Term Loans (excluding released liens), by certain Non-ABL Priority Collateral held by the Company and those guarantors that are organized in the United States, (ii) on a second-priority basis by certain other Non-ABL Priority Collateral held by the guarantors that are organized outside the United States and (iii) on a third-priority basis by the ABL Priority Collateral.

The New Term Loan Credit Agreement contains affirmative and negative covenants customary for facilities of its type, including, but not limited to, delivery of financial information, limitations on mergers, consolidations and fundamental changes, limitations on sales of assets, limitations on investments and acquisitions, limitations on liens, limitations on transactions with affiliates, limitations on indebtedness, limitations on negative pledge clauses, limitations on restrictions on subsidiary distributions, limitations on restricted payments and limitations on certain payments of indebtedness.

The New Term Loan Credit Agreement provides that the Company may prepay the New Term Loans at any time without premium or penalty, subject to restrictions contained in the documentation governing the Company's other indebtedness. The New Term Loan Credit Agreement additionally provides that the Company will be required to prepay the New Term Loans in certain circumstances (without premium), including with the proceeds of asset sales and in connection with change of control transactions. Once repaid, the New Term Loans may not be reborrowed.

ABL Revolving Credit and Guaranty Agreements

On the Settlement Date, the Company and subsidiary borrowers (together with the Company, the "ABL Borrowers") entered into a Revolving Credit and Guaranty Agreement (the "ABL Credit Agreement"). The ABL Credit Agreement provides for an asset-based revolving credit facility (the "ABL Facility") consisting of three Tranches (respectively, "Tranche A," "Tranche B" and "Tranche C") with a total commitment of up to $250, including a Tranche A commitment of up to $155, a Tranche B commitment of up to $25 and a Tranche C commitment of up to $70. Letters of credit are limited to the lesser of (i) $50 and (ii) the aggregate unused amount of the applicable lenders' Tranche A commitments then in effect. Swing line loans are limited to the lesser (i) $50 and (ii) in respect of an applicable borrower, such borrower's Tranche A available credit then in effect. Subject to currencies available under the applicable Tranche, loans under the ABL Facility may be denominated, depending on the Tranche being drawn, in U.S. Dollars, Canadian Dollars, Euros and Pounds Sterling. The ABL Facility replaced the commitments of the Company's existing revolving credit lenders under the Existing Credit Agreement, which were repaid in full and terminated on the Settlement Date.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

On the Settlement Date, certain ABL Borrowers borrowed a total of $182 under the ABL Facility, consisting of $122 of Tranche A loans and $60 of Tranche C loans. The proceeds of borrowing under the ABL Facility were or will be used, as applicable, (i) to finance the Refinancing Transactions, including the repayment of revolving loans outstanding under the Existing Credit Agreement on the Settlement Date, (ii) to finance the ongoing working capital requirements of the ABL Borrowers and their respective subsidiaries and (iii) for other general corporate purposes.

The ABL Facility will mature on July 20, 2026, subject to a springing maturity to a date that is 91 days prior to the maturity date of any indebtedness for borrowed money (other than any Existing Term Loans or 2024 Senior Notes that were not exchanged in connection with the Refinancing Transactions) in an aggregate principal amount of more than $25 incurred by the Company or any of its subsidiaries. Loans under the ABL Facility bear interest determined by reference to a benchmark rate plus a margin of between 1.50% and 3.00%, in each case, depending on the amount of excess availability, the currency of the loans and the type of loans under the ABL Facility. A commitment fee equal to 0.50% per annum of the average daily unused portion is also payable quarterly by the ABL Borrowers under the ABL Facility.

The ABL Borrowers may borrow only up to the lesser of the level of the then-current borrowing base and the committed maximum borrowing capacity of $250, subject to certain sub-caps that are applicable under the ABL facility. The obligations of the ABL Borrowers under the ABL Facility are guaranteed, subject to certain exclusions and agreed guaranty and security principles, by the Company's material subsidiaries in the Specified Jurisdictions and secured (i) on a first-priority basis by the ABL Priority Collateral, and (ii) on a junior-most priority basis by the Non-ABL Priority Collateral.

The ABL Borrowers may voluntarily repay outstanding loans under the ABL Facility at any time, without prepayment premium, subject to certain customary "breakage" costs. Amounts borrowed and repaid under the ABL Facility may be reborrowed.

The ABL Credit Agreement contains affirmative and negative covenants customary for facilities of its type, including, but not limited to, delivery of financial information, limitations on mergers, consolidations and fundamental changes, limitations on sales of assets, limitations on investments and acquisitions, limitations on liens, limitations on transactions with affiliates, limitations on indebtedness, limitations on negative pledge clauses, limitations on restrictions on subsidiary distributions, limitations on restricted payments and limitations on certain payments of indebtedness. The ABL Facility also requires the maintenance of a minimum Fixed Charge Coverage Ratio (as defined in the ABL Credit Agreement) of 1.00 to 1.00 for the four-fiscal-quarter period immediately preceding such date when excess availability is less than the greater of $25 and 10% of the Line Cap (as defined in the ABL Credit Agreement) then in effect.

The ABL Credit Agreement contains customary events of default, including, but not limited to, nonpayment of principal, interest, fees or other amounts, breach of covenants, cross default and cross acceleration to material indebtedness, voluntary and involuntary bankruptcy or insolvency proceedings, unpaid material judgments and change of control.

Going Concern Assessment

Pursuant to the requirements of ASC Topic 205-40, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year from the date the consolidated financial statements are issued. As part of this assessment, based on conditions that are known and reasonably knowable to us, the Company considers various scenarios, forecasts, projections, and estimates, and makes certain key assumptions, including the timing and nature of projected cash expenditures or programs, and the Company's ability to delay or curtail those expenditures or programs, if necessary, among other factors. This evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within control of the Company as of the date the condensed consolidated financial statements are issued.

During the fourth quarter of 2022, an amendment to the Transaction Support Agreement was signed that requires the Company to raise equity capital to repurchase, redeem, prepay, or pay in full any Excess Stub Notes. As of December 31, 2022, the outstanding principal balance of the 2024 Senior Notes is approximately $72.1 and may decrease as a result of the Registered Public Exchange Offer. If by April 15, 2024, the Company is unable to reduce the principal balance of the 2024 Senior Notes to below $20 either via participation in the Registered Exchange Offer or raised equity capital, it will constitute an event of default under the Superpriority Facility, the New Term Loans and the 2025 Senior Notes Indentures, which would permit the creditors thereunder to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Furthermore, if the obligors under these facilities and indentures are unable to repay the amounts due and payable thereunder, those lenders and noteholders could proceed against the collateral granted them to secure that indebtedness. In the event the Company's lenders or noteholders accelerate the repayment of its indebtedness, the Company and its subsidiaries may not have sufficient assets to repay that indebtedness. In the event the Company's lenders or noteholders accelerate the repayment of its indebtedness, the Company and its subsidiaries may not have sufficient assets to repay that indebtedness.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

At the closing of the Refinancing Transactions, the Company drew down the ABL Facility to make payments to suppliers and vendors. As of December 31, 2022, therefore, the Company had no additional availability under the ABL Facility and $344 of cash, cash equivalents, restricted cash and short-term investments. As designed, the ABL Facility availability resets each month. Initially, the Company believed that the Refinancing Transactions, along with cash from operations, would be sufficient to meet the Company's near-term and long-term liquidity needs for at least the next 12 months. Over the course of the first quarter of 2023, the borrowing base under the ABL Facility and the availability under the ABL Facility as of March 2023 has been substantially limited. In addition, slower-than-expected conversion of inventory into revenue has further suppressed liquidity. Accordingly, without modifications to the ABL Facility and access to additional capital, the Company currently projects that it will not generate sufficient cash from operations or have access to other sources of liquidity to sustain its operating needs or to meet its obligations as they become due over the twelve-month period from the date the consolidated financial statements are issued.

The Company is currently working to improve its operating performance and its cash, liquidity and financial position. In addition, the Company is in discussions with the lenders under the ABL Facility regarding modifications to the borrowing base under the ABL Facility to provide the Company with access to additional borrowings. The Company is also engaged in discussions with its lenders regarding additional short-term liquidity, including potentially providing additional liquidity in the form of a "first-in-last-out" facility to be provided under the ABL Facility, which a lender has provided a "highly confident letter" for, subject to customary conditions. The Company expects the first-in-last-out facility to provide $55 of additional liquidity and to close by March 20, 2023, however, there can be no assurance that such a facility will be entered into by such date or at all. In addition, the Company is in discussions with its lenders about other strategic initiatives and liquidity solutions for its business. However, there can be no assurance that the Company's efforts to improve its operating performance and financial position will be successful, that it will be able to modify the terms of the ABL Facility, or that it will be able to obtain additional financing on commercially reasonable terms or at all. As a result, the Company's liquidity and ability to timely meet its obligations when due could be adversely affected.

Based on the circumstances discussed above, substantial doubt exists regarding our ability to continue as a going concern.

The inclusion of the "going concern" uncertainty paragraph in the independent registered public accounting firm's report covering the consolidated financial statements would have constituted a default under the agreements governing the ABL Facility, the Superpriority Facility and the New Term Loans; however, the requisite lenders under each of these facilities have waived such default.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Uncommitted Line of Credit

As of December 31, 2022, the Company had various international, short-term uncommitted lines of credit with borrowing limits aggregating to $25.9. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of December 31, 2022 and 2021 was 11.02 percent and 3.24 percent, respectively. Short-term uncommitted lines mature in less than one year. The remaining amount available under the short-term uncommitted lines at December 31, 2022 was $25.0.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The cash flows related to debt borrowings and repayments were as follows:

	December 31,		
	2022		2021
Revolving credit facility borrowings	$ 693.9	$	590.9
Revolving credit facility repayments	$ (572.9)	$	(590.1)
Proceeds from 2025 Superpriority Term Loans	370.0		—
International short-term uncommitted lines of credit and other borrowings	16.1		11.2
Other debt borrowings	$ 386.1	$	11.2
Payments on Term Loan B Facility - USD under the Credit Agreement	(95.4)		(4.8)
Payments on Term Loan B Facility - Euro under the Credit Agreement	(20.2)		(4.8)
International short-term uncommitted lines of credit and other repayments	(15.4)		(9.8)
Other debt repayments	$ (131.0)	$	(19.4)

Below is a summary of financing and replacement facilities information:

Financing and Replacement Facilities	Interest Rate Index and Margin	Maturity/Termination Dates	Initial Term (Years)
Term Loan B Facility - USD[i]	LIBOR + 2.75%	November 2023	7.5
Term Loan B Facility - Euro[iii]	EURIBOR + 3.00%	November 2023	7.5
2024 Senior Notes	8.50%	April 2024	8
2025 Senior Secured Notes - USD	9.38%	July 2025	5
2025 Senior Secured Notes - EUR	9.00%	July 2025	5
ABL[iii]	SOFR + 2.50-3.00%	July 2026	3.5
Extended Term B USD[iv]	SOFR + 5.35%	July 2025	2.5
Extended Term B EUR[v]	EURIBOR + 5.60%	July 2025	2.5
2L Notes	8.50% / 12.50% PIK	October 2026	3.8
Exchanged USD Senior Secured Notes	9.38%	July 2025	2.5
Exchanged EUR Senior Secured Notes	9.00%	July 2025	2.5
Superpriority Term Loans[vi]	SOFR + 6.50%	July 2025	2.5

[i]   LIBOR with a floor of 0.0 percent
[ii]   EURIBOR with a floor of 0.0 percent
[iii] SOFR with a floor of 0.0 percent
[iv]   SOFR with a floor of 1.5 percent
[v]   EURIBOR with a floor of 0.5 percent
[vi]   SOFR with a floor of 4.0 percent

Maturities of long-term debt as of December 31, 2022 are as follows:

	Maturities of Debt[1]
2023	$ 25.8
2024	84.8
2025	2,124.4
2026	594.3
	$ 2,829.3

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

1.   Total debt maturities will differ from the schedule of debt instruments above due to PIK (paid-in-kind) interest associated with the 2L Notes that will increase the carrying value of this instrument over the term of the loan.

Interest expense on the Company's debt instruments for the years ended December 31, 2022, 2021 and 2020 was $187.9, $180.0 and $269.7, respectively.

NOTE 12: REDEEMABLE NONCONTROLLING INTERESTS

Changes in redeemable noncontrolling interests were as follows:

	2022	2021	2020
Balance at January 1	$ —	$ 19.2	$ 20.9
Other comprehensive income	—	—	—
Redemption value adjustment	—	—	(1.7)
Redemption of shares	—	—	—
Termination of put option	—	(19.2)	—
Balance at December 31	$ —	$ —	$ 19.2

During the first quarter of 2021, the Company entered into an agreement whereby its ownership percentage in a certain consolidated but non-wholly owned subsidiary in Europe was reduced by means of capital contributions from noncontrolling shareholders totaling $12.7. Following entry into the agreement, the Company maintains a controlling interest in the subsidiary. As part of this agreement, the put option that could have required the Company to acquire the noncontrolling shares was irrevocably waived, reducing the redeemable noncontrolling interest to zero.

NOTE 13: ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes in the Company's AOCI, net of tax, by component for the years ended December 31:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post-Retirement Benefits	Other	Accumulated Other Comprehensive Loss
Balance at December 31, 2020	$ (256.7)	$ (2.6)	$ (6.1)	$ (146.9)	$ (0.6)	$ (412.9)
Other comprehensive income (loss) before reclassifications (1)	(54.2)	0.7	8.6	7.0	(0.9)	(38.8)
Amounts reclassified from AOCI	—	—	(2.1)	75.3	—	73.2
Net current period other comprehensive income (loss)	(54.2)	0.7	6.5	82.3	(0.9)	34.4
Balance at December 31, 2021	$ (310.9)	$ (1.9)	$ 0.4	$ (64.6)	$ (1.5)	$ (378.5)
Other comprehensive income (loss) before reclassifications (1)	(41.2)	—	5.5	0.9	2.8	(32.0)
Amounts reclassified from AOCI	—	—	(0.6)	51.1	—	50.5
Net current period other comprehensive income (loss)	(41.2)	—	4.9	52.0	2.8	18.5
Balance at December 31, 2022	$ (352.1)	$ (1.9)	$ 5.3	$ (12.6)	$ 1.3	$ (360.0)

(1)   Other comprehensive income (loss) before reclassifications within the translation component excludes (gains)/losses of $(5.9) and $(0.6) of translation attributable to noncontrolling interests for December 31, 2022 and 2021, respectively.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table summarizes the details about amounts reclassified from AOCI for the years ended December 31:

	2022	2021	
	Amount Reclassified from AOCI	Amount Reclassified from AOCI	Affected Line Item in the Statement of Operations
Interest rate hedges (net of tax of $0.1 and $0.8, respectively)	$ (0.6)	$ (2.1)	Interest expense
Pension and post-retirement benefits:			
Net prior service benefit amortization (net of tax of $0.0 and $0.0, respectively)	2.4	—	(1)
Net actuarial gains recognized during the year (net of tax of $0.0 and $23.2, respectively)	38.5	76.0	(1)
Net actuarial gains (losses) recognized due to settlement (net of tax of $0.0 and $(0.4), respectively)	10.2	(0.7)	(1)
	51.1	75.3	
Total reclassifications for the period	$ 50.5	$ 73.2	

(1) Pension and other post-retirement benefits AOCI components are included in the computation of net periodic benefit cost (refer to Note 15 of the consolidated financial statements).

NOTE 14: ACQUISITIONS AND DIVESTITURES

Divestitures

In the first and second quarters of 2022, the Company received net proceeds of $5.8 and $4.7, respectively, from the German reverse vending business sale. The Company signed a divestiture agreement for its German reverse vending business in the fourth quarter of 2021, however the transaction had not closed as it was pending the regulatory process as of December 31, 2021. An impairment loss was recorded in 2021 related to this transaction for $1.3.

In the third quarter of 2022, the Company received $3.5 in cash proceeds related to the sale of IT assets with no book value.

In the fourth quarter of 2022, the Company received $2.7 in cash proceeds and recognized $1.9 of gain related to the sale of a building in Belgium.

In the second quarter of 2021, the Company divested its Asia Pacific Electronic Security business, a non-core, wholly owned portion of the banking business. The sale resulted in a gain of approximately $1.0 and cash proceeds of $5.8.

In the fourth quarter of 2021, the Company divested Prosystems IT GmbH, a non-core, wholly owned European ERP business which resulted in a loss on sale of $3.9 million and a net cash consideration distribution of $4.7.

NOTE 15: BENEFIT PLANS

Qualified Retirement Benefits. The Company has a qualified retirement plan covering certain U.S. employees that has been closed to new participants since 2003 and frozen since December 2013.

The Company has a number of non-U.S. defined benefit plans covering eligible employees located predominately in Europe, the most significant of which are German plans. Benefits for these plans are based primarily on each employee's final salary, with annual adjustments for inflation. The obligations in Germany consist of employer funded pension plans and deferred compensation plans. The employer funded pension plans are based upon direct performance-related commitments in terms of defined contribution plans. Each beneficiary receives, depending on individual pay-scale grouping, contractual classification, or income level, different yearly contributions. The contribution is multiplied by an age factor appropriate to the respective pension plan and credited to the individual retirement account of the employee. The retirement accounts may be used up at retirement by either a one-time lump-sum payout or payments of up to ten years.

The Company has other defined benefit plans outside the U.S., which have not been mentioned here due to materiality.

Supplemental Executive Retirement Benefits. The Company has non-qualified pension plans in the U.S. to provide supplemental retirement benefits to certain officers, which have also been frozen since December 2013. Benefits are payable at retirement based upon a percentage of the participant's compensation, as defined.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Other Benefits. In addition to providing retirement benefits, the Company provides post-retirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Retired eligible employees in the U.S. may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. There are no plan assets and the Company funds the benefits as the claims are paid. The post-retirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates.

The following tables set forth the change in benefit obligation, change in plan assets, funded status, consolidated balance sheet presentation and net periodic benefit cost for the Company's defined benefit pension plans and other benefits at and for the years ended December 31:

| | Retirement Benefits | | | | Other Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2022	2021	2022	2021	2022	2021
Change in benefit obligation						
Benefit obligation at beginning of year	$ 584.4	$ 620.1	$ 420.5	$ 468.7	$ 5.7	$ 13.7
Service cost	—	—	8.9	9.8	—	0.1
Interest cost	17.3	15.9	4.1	2.9	0.2	0.7
Actuarial gain	(133.8)	(24.0)	(80.5)	(5.4)	(1.2)	(8.0)
Plan participant contributions	—	—	1.2	1.4	—	—
Benefits paid	(25.7)	(27.6)	(6.5)	(6.5)	(0.5)	(0.5)
Plan amendments	—	—	(2.4)	(2.9)	—	—
Settlements	(82.4)	—	(24.6)	(18.4)	—	—
Foreign currency impact	—	—	(22.9)	(29.1)	0.1	(0.3)
Acquired benefit plans and other	—	—	(0.3)	—	—	—
Benefit obligation at end of year	359.8	584.4	297.5	420.5	4.3	5.7
Change in plan assets						
Fair value of plan assets at beginning of year	511.3	486.4	394.4	394.1	—	—
Actual return on plan assets	(113.8)	48.9	(27.6)	41.6	—	—
Employer contributions	3.6	3.5	10.9	9.6	0.5	0.5
Plan participant contributions	—	—	1.2	1.4	—	—
Benefits paid	(25.7)	(27.5)	(6.5)	(6.5)	(0.5)	(0.5)
Foreign currency impact	—	—	(22.5)	(27.5)	—	—
Settlements	(82.4)	—	(24.6)	(18.3)	—	—
Fair value of plan assets at end of year	293.0	511.3	325.3	394.4	—	—
Funded status	$ (66.8)	$ (73.1)	$ 27.8	$ (26.1)	$ (4.3)	$ (5.7)
Amounts recognized in balance sheets						
Noncurrent assets	$ —	$ —	$ —	$ —	$ —	$ —
Current liabilities	3.5	3.5	3.1	3.3	0.5	0.6
Noncurrent liabilities [1]	63.3	69.6	(30.9)	22.7	3.8	5.1
Accumulated other comprehensive loss:						
Unrecognized net actuarial (loss) gain [2]	(77.3)	(94.9)	45.4	13.8	5.6	4.8
Unrecognized prior service (cost) benefit [2]	—	—	5.9	3.9	—	—
Net amount recognized	$ (10.5)	$ (21.8)	$ 23.5	$ 43.7	$ 9.9	$ 10.5

[1] Included in the consolidated balance sheets in pensions, post-retirement and other benefits.
[2] Represents amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

| | Retirement Benefits | | | | Other Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2022	2021	2022	2021	2022	2021
Change in accumulated other comprehensive loss						
Balance at beginning of year	$ (94.9)	$ (154.5)	$ 17.7	$ (3.8)	$ 4.8	$ (3.8)
Prior service credit/loss recognized during the year	—	—	2.4	—	—	—
Net actuarial gains (losses) recognized during the year	(1.1)	50.6	38.4	23.6	1.2	8.0
Net actuarial (losses) gains occurring during the year	4.4	9.0	(1.6)	0.3	(0.5)	0.2
Net actuarial losses recognized due to settlement	14.3	—	(4.1)	(1.1)	—	—
Acquired benefit plans and other	—	—	—	(0.1)	—	0.2
Foreign currency impact	—	—	(1.5)	(1.2)	0.1	0.2
Balance at end of year	$ (77.3)	$ (94.9)	$ 51.3	$ 17.7	$ 5.6	$ 4.8

| | Retirement Benefits | | | | | | Other Benefits | | |
| | U.S. Plans | | | Non-U.S. Plans | | | | | |
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Components of net periodic benefit cost									
Service cost	$ —	$ —	$ 3.8	$ 8.9	$ 9.8	$ 9.8	$ —	$ 0.1	$ 0.1
Interest cost	17.3	15.9	18.9	4.1	2.9	4.0	0.2	0.7	0.8
Recognition/establishment of Germany benefit obligation	—	—	—	—	—	—	—	—	—
Expected return on plan assets	(21.2)	(22.3)	(25.4)	(14.5)	(14.5)	(13.4)	—	—	—
Other Adjustments	—	—	—	—	—	0.2	—	—	—
Amortization of prior service cost	—	—	—	(0.4)	(0.1)	2.8	—	—	—
Recognized net actuarial (gain) loss	4.4	8.9	7.8	(1.6)	0.3	(0.6)	(0.4)	0.2	0.4
Settlement (gain) loss	14.3	—	—	(4.1)	(1.1)	1.1	—	—	—
Net periodic benefit cost	$ 14.8	$ 2.5	$ 5.1	$ (7.6)	$ (2.7)	$ 3.9	$ (0.2)	$ 1.0	$ 1.3

The following table represents information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

| | U.S. Plans | | Non-U.S. Plans | |
	2022	2021	2022	2021
Projected benefit obligation	$ 359.8	$ 584.4	$ 189.2	$ 293.9
Accumulated benefit obligation	$ 359.8	$ 584.4	$ 181.6	$ 282.3
Fair value of plan assets	$ 293.0	$ 511.3	$ 51.7	$ 88.7

The following table represents the weighted-average assumptions used to determine benefit obligations at December 31:

| | Pension Benefits | | | | Other Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2022	2021	2022	2021	2022	2021
Discount rate	5.59%	2.99%	4.92%	2.39%	6.84%	4.22%
Rate of compensation increase	N/A	N/A	3.88%	3.89%	N/A	N/A

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table represents the weighted-average assumptions used to determine periodic benefit cost at December 31:

| | Pension Benefits | | | | Other Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2022	2021	2022	2021	2022	2021
Discount rate	2.99%	2.62%	2.39%	1.90%	4.22%	5.19%
Expected long-term return on plan assets	5.25%	6.05%	3.30%	3.32%	N/A	N/A
Rate of compensation increase	N/A	N/A	3.89%	3.63%	N/A	N/A

The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is primarily determined using the plan's current asset allocation and its expected rates of return. The Company also considers information provided by its investment consultant, a survey of other companies using a December 31 measurement date and the Company's historical asset performance in determining the expected long-term rate of return. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook.

During 2021, the Society of Actuaries released new mortality tables (Pri-2012) and projection scales resulting from recent studies measuring mortality rates for various groups of individuals. As of December 31, 2022, the Company used the Pri-2012 mortality tables and the MP-2021 mortality projection scales. The Pri-2012 mortality tables were also used in 2021.

The following table represents assumed healthcare cost trend rates at December 31:

	2022	2021
Healthcare cost trend rate assumed for next year	6.0%	5.6%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.0%	4.0%
Year that rate reaches ultimate trend rate	2046	2045

The healthcare trend rates for the postemployment benefits plans in the U.S. are reviewed based upon the results of actual claims experience. The Company used initial healthcare cost trends of 6.0 percent and 5.6 percent in 2022 and 2021, respectively, with an ultimate trend rate of 4.0 percent reached in 2046. Assumed healthcare cost trend rates have a modest effect on the amounts reported for the healthcare plans.

A one-percentage-point change in assumed healthcare cost trend rates results in a minimal impact to total service and interest cost and post-retirement benefit obligation.

The Company has a pension investment policy in the U.S. designed to achieve an adequate funded status based on expected benefit payouts and to establish an asset allocation that will meet or exceed the return assumption while maintaining a prudent level of risk. The plans' target asset allocation adjusts based on the plan's funded status. As the funded status improves or declines, the debt security target allocation will increase and decrease, respectively. The Company utilizes the services of an outside consultant in performing asset / liability modeling, setting appropriate asset allocation targets along with selecting and monitoring professional investment managers.

The U.S. plan assets are invested in equity and fixed income securities, alternative assets and cash. Within the equities asset class, the investment policy provides for investments in a broad range of publicly-traded securities including both domestic and international stocks diversified by value, growth and cap size. Within the fixed income asset class, the investment policy provides for investments in a broad range of publicly-traded debt securities with a substantial portion allocated to a long duration strategy in order to partially offset interest rate risk relative to the plans' liabilities. The alternative asset class includes investments in diversified strategies with a stable and proven track record and low correlation to the U.S. stock market. Several plans outside of the U.S. are also invested in various assets, under various investment policies in compliance with local funding regulations.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table summarizes the Company's target allocation for these asset classes in 2023, which are readjusted at least quarterly within a defined range for the U.S., and the Company's actual pension plan asset allocation as of December 31, 2022 and 2021:

| | U.S. Plans | | | Non-U.S. Plans | | |
| | Target | Actual | | Target | Actual | |
	2023	2022	2021	2023	2022	2021
Equity securities	41%	43%	46%	52%	52%	55%
Debt securities	50%	48%	50%	26%	26%	25%
Real estate	4%	7%	3%	8%	8%	12%
Other	5%	2%	1%	14%	14%	8%
Total	100%	100%	100%	100%	100%	100%

The following table summarizes the fair value categorized into a three level hierarchy, as discussed in Note 1 of the consolidated financial statements, based upon the assumptions (inputs) of the Company's plan assets as of December 31, 2022:

| | U.S. Plans | | | | Non-U.S. Plans | | | |
	Fair Value	Level 1	Level 2	NAV	Fair Value	Level 1	Level 2	NAV
Cash and short-term investments	$ 1.8	$ 1.8	$ —	$ —	$ 12.1	$ 11.4	$ —	$ 0.7
Mutual funds	0.8	0.8	—	—	—	—	—	—
Equity securities								
U.S. small cap core	—	—	—	—	—	—	—	—
International developed markets	—	—	—	—	170.4	167.5	—	2.9
Fixed income securities								
U.S. corporate bonds	—	—	—	—	—	—	—	—
International corporate bonds	—	—	—	—	59.6	50.1	—	9.5
U.S. government	—	—	—	—	—	—	—	—
Fixed and index funds	—	—	—	—	23.7	14.2	—	9.5
Common collective trusts								
Real estate (a)	20.1	—	—	20.1	25.5	—	14.5	11.0
Other (b)	263.1	—	—	263.1	16.8	—	—	16.8
Alternative investments								
Private equity funds (c)	7.2	—	—	7.2	—	—	—	—
Other alternative investments (d)	—	—	—	—	17.2	0.3	—	16.9
Fair value of plan assets at end of year	$ 293.0	$ 2.6	$ —	$ 290.4	$ 325.3	$ 243.5	$ 14.5	$ 67.3

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table summarizes the fair value of the Company's plan assets as of December 31, 2021:

	U.S. Plans				Non-U.S. Plans			
	Fair Value	Level 1	Level 2	NAV	Fair Value	Level 1	Level 2	NAV
Cash and short-term investments	$ 2.5	$ 2.5	$ —	$ —	$ 19.7	$ 19.7	$ —	$ —
Other	0.5	0.5	—	—	—	—	—	—
Mutual funds	1.1	1.1	—	—	0.7	—	—	0.7
Equity securities								
U.S. small cap core	—	—	—	—	—	—	—	—
International developed markets	—	—	—	—	216.8	214.6	—	2.2
Fixed income securities								
U.S. corporate bonds	—	—	—	—	—	—	—	—
International corporate bonds	—	—	—	—	58.8	58.8	—	—
U.S. government	—	—	—	—	—	—	—	—
Fixed and index funds	—	—	—	—	38.6	18.9	—	19.7
Common collective trusts								
Real estate (a)	17.2	—	—	17.2	45.8	—	15.9	29.9
Other (b)	485.9	—	—	485.9	—	—	—	—
Alternative investments								
Multi-strategy hedge funds	—	—	—	—	—	—	—	—
Private equity funds (c)	4.1	—	—	4.1	—	—	—	—
Other alternative investments (d)	—	—	—	—	14.0	0.4	—	13.6
Fair value of plan assets at end of year	$ 511.3	$ 4.1	$ —	$ 507.2	$ 394.4	$ 312.4	$ 15.9	$ 66.1

In 2022 and 2021, the fair value of investments categorized as level 3 represent the plan's interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

(a) *Real estate common collective trust.* The objective of the real estate common collective trust (CCT) is to achieve long-term returns through investments in a broadly diversified portfolio of improved properties with stabilized occupancies. As of December 31, 2022, investments in this CCT, for U.S. plans, included approximately 22 percent office, 27 percent residential, 10 percent retail and 41 percent industrial, cash and other. As of December 31, 2021, investments in this CCT, for U.S. plans, included approximately 31 percent office, 24 percent residential, 12 percent retail and 33 percent industrial, cash and other. Investments in the real estate CCT can be redeemed once per quarter subject to available cash, with a 30-day notice.

(b) *Other common collective trusts.* At December 31, 2022, approximately 53 percent of the other CCTs are invested in fixed income securities including 36 percent in corporate bonds and 64 percent in U.S. Treasury and other. Approximately 19 percent of the other CCTs at December 31, 2022 are invested in Russell 1000 Fund large cap index funds, 16 percent in International Funds, and approximately 12 percent in funds, including emerging markets, real assets, and other funds. At December 31, 2021, approximately 52 percent of the other CCTs are invested in fixed-income securities, including approximately 42 percent in corporate bonds and 58 percent in U.S. Treasury and other. Approximately 20 percent of the other CCTs at December 31, 2021 are invested in Russell 1000 Fund large cap index funds, 15 percent in International Funds, and approximately 13 percent in funds, including emerging markets, real assets, and other funds. Investments in all common collective trust securities can be redeemed daily.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

(c) *Private equity funds.* The objective of the private equity funds is to achieve long-term returns through investments in a diversified portfolio of private equity limited partnerships that offer a variety of investment strategies, targeting low volatility and low correlation to traditional asset classes. As of December 31, 2022 and 2021, investments in these private equity funds include approximately 26 percent and 33 percent, respectively, in buyout private equity funds that usually invest in mature companies with established business plans, approximately 17 percent and 19 percent, respectively, in special situations private equity and debt funds that focus on niche investment strategies and approximately 24 percent and 29 percent respectively, in venture private equity funds that invest in early development or expansion of business. Investments in the private equity fund can be redeemed only with written consent from the general partner, which may or may not be granted. At December 31, 2022 and 2021 the Company had unfunded commitments of underlying funds $1.6 and $2.4, respectively.

(d) *Other alternative investments.* Following the Acquisition, the Company's plan assets were expanded with a combination of insurance contracts, multi-strategy investment funds and company-owned real estate. The fair value for these assets is determined based on the NAV as reported by the underlying investment manager, insurance companies and the trustees of the CTA.

The following table represents the amortization amounts expected to be recognized during 2023:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Benefits
Amount of net prior service credit	$ —	$ (0.7)	$ —
Amount of net loss (gain)	$ 0.6	$ (3.7)	$ (0.6)

The Company contributed $15.0 to its retirement and other benefit plans, including contributions to the nonqualified plan and benefits paid from company assets. In 2022, the Company received a reimbursement of $17.0 from the CTA assets to the Company for benefits paid directly from company assets during the year ended December 31, 2022. The Company expects to contribute approximately $0.6 to its other post-retirement benefit plan and expects to contribute approximately $26.2 to its retirement plans, including the nonqualified plan, as well as benefits payments directly from the Company during the year ending December 31, 2023. The Company anticipates reimbursement of approximately $22 for certain benefits paid from its trustee in 2022. The following benefit payments, which reflect expected future service, are expected to be paid:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Benefits	Other Benefits after Medicare Part D Subsidy
2023	$ 22.5	$ 22.6	$ 0.6	$ 0.5
2024	$ 23.3	$ 18.9	$ 0.5	$ 0.5
2025	$ 24.2	$ 20.1	$ 0.5	$ 0.5
2026	$ 25.0	$ 20.9	$ 0.5	$ 0.5
2027	$ 25.7	$ 22.6	$ 0.5	$ 0.4
2028-2032	$ 132.8	$ 103.4	$ 1.9	$ 1.8

During 2022 the Company executed settlement agreements that reduced benefit obligations by $107.0 and resulted in non-cash expense of $10.1. These settlements included an agreement that the U.S. Pension Plan executed during the third quarter of 2022, which reduced benefit obligations by $82.4. As a result of the U.S. settlement, the Company recognized a non-cash expense of $14.3 which is reported in miscellaneous, net on the condensed consolidated statement of operations.

Retirement Savings Plan. The Company offers employee 401(k) savings plans (Savings Plans) to encourage eligible employees to save on a regular basis by payroll deductions. The Company match is determined by the Board of Directors and evaluated at least annually. Total Company match was $7.0, $7.4 and $6.9 for the years ended December 31, 2022, 2021 and 2020, respectively. The Company's basic match is 50 percent on the first 6 percent of a participant's qualified contributions, subject to IRS limits.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 16: LEASES

The Company utilizes lease agreements to meet its operating needs. These leases support global staff via the use of office space, warehouses, vehicles and IT equipment. The Company utilizes both operating and finance leases in its portfolio of leased assets, however, the majority of these leases are classified as operating. A significant portion of the volume of the lease portfolio is in fleet vehicles and IT office equipment; however, real estate leases constitute a majority of the value of the right-of-use (ROU) assets. Lease agreements are utilized worldwide, with the largest location concentration in the United States, Germany and India.

The Company made the following elections related to the January 1, 2019 adoption of ASU No. 2016-02, Leases:

- The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward its ASC 840 assessment regarding definition of a lease, lease classification and initial direct costs.

- The practical expedient related to land easements is not applicable as the Company currently does not utilize any easements.

- The Company declined the hindsight practical expedient to determine the lease term and ROU asset impairment for existing leases. The decision to decline the hindsight practical expedient resulted in relying on assessments made under ASC 840 during transition and re-assessing under ASC 842 going forward.

- The Company declined the short-term lease exception, therefore recognizing all leases in the ROU asset and lease liability balances. Consistent with ASC 842 requirements, leases that are one month or less are not included in the balance.

- The Company elected to not separate non-lease components from lease components and, instead, to account for each separate lease component and the non-lease components associated with it as a single lease component, recognized on the balance sheet. This election has been made for all classes of underlying assets.

- The Company elected to use a grouping/portfolio approach on applying discount rates to leases at transition, for certain groups of leases where it was determined that using this approach would not differ materially from a lease-by-lease approach.

The Company's lease population has initial lease terms ranging from less than one year to approximately fifteen years. Some leases include one or more options to renew, with renewal terms that can extend the lease term from six months to 15 years. The Company assesses these renewal/extension options using a threshold of reasonably certain, which is a high threshold and, therefore, the majority of its lease terms for accounting purposes do not include renewal periods. For leases where the Company is reasonably certain to renew, those optional periods are included within the lease term and, therefore, the measurement of the ROU asset and lease liability. Some of the vehicle and IT equipment leases also include options to purchase the leased asset, typically at end of term at fair market value. Some of the Company's leases include options to terminate the lease early. This allows the contract parties to terminate their obligations under the lease contract, sometimes in return for an agreed upon financial consideration. The terms and conditions of the termination options vary by contract, and for those leases where the Company is reasonably certain to use these options, the term and payments recognized in the measurement of ROU assets and lease liabilities has been updated accordingly. Additionally, there are several open-ended lease arrangements where the Company controls the option to continue or terminate the arrangement at any time after the first year. For these arrangements, the Company has analyzed a mix of historical use and future economic incentives to determine the reasonable expected holding period. This term is used for measurement of ROU assets and lease liabilities.

The following table summarizes the weighted-average remaining lease terms and discount rates related to the Company's lease population:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease terms (in years)		
Operating leases	5.8	4.0
Finance leases	3.1	3.3
Weighted-average discount rate		
Operating leases	15.4%	6.8%
Finance leases	11.9%	6.2%

Certain lease agreements include payments based on a variety of global indexes or rates. These payment amounts have been projected using the index or rate as of lease commencement or the transition date and measured in ROU assets and lease liabilities. Other leases contain variable payments that are based on actual usage of the underlying assets and, therefore, are not measured in assets or liabilities as the variable payments are not based on an index or a rate. For real estate leases, these

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

payments are most often tied to non-committed maintenance or utilities charges, and for equipment leases, to actual output or hours in operation. These amounts typically become known when the invoice is received, which is when expense is recognized. In rare circumstances, the Company's lease agreements may contain residual value guarantees. The Company's lease agreements do not contain any restrictions or covenants, such as those relating to dividends or incurring additional financial obligations.

As of December 31, 2022, the Company did not have any material leases that have not yet commenced but that create significant rights and obligations.

The Company determines whether an arrangement is or includes a lease at contract inception. All contracts containing the right to use an underlying asset are reviewed to confirm that the contract meets the definition of a lease. ROU assets and liabilities are recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term.

As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. In order to apply the incremental borrowing rate, a rate table was developed to assign the appropriate rate to each lease based on lease term and currency of payments. For leases with large numbers of underlying assets, a portfolio approach with a collateralized rate was utilized. Assets were grouped based on similar lease terms and economic environments in a manner whereby the Company reasonably expects that the application does not differ materially from a lease-by-lease approach.

The following table summarizes the components of lease expense for the years ended December 31:

	2022	2021	2020
Lease expense			
Operating lease expense	$ 75.7	$ 87.3	$ 93.6
Finance lease expense			
Amortization of ROU lease assets	$ 4.1	$ 2.9	$ 1.5
Interest on lease liabilities	$ 0.7	$ 0.9	$ 0.5
Variable lease expense	$ 10.1	$ 7.8	$ 8.0

The following table summarizes the maturities of lease liabilities:

	Operating	Finance
2023	$ 53.1	$ 4.9
2024	34.4	3.3
2025	20.0	1.7
2026	12.2	1.0
2027	8.9	0.6
Thereafter	29.1	0.2
Total	157.7	11.7
Less: Present value discount	(42.0)	(1.9)
Lease liability	$ 115.7	$ 9.8

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table summarizes the cash flow information related to leases:

		December 31, 2022		December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:				
Operating - operating cash flows	$	76.2	$	87.3
Finance - financing cash flows	$	4.3	$	2.3
Finance - operating cash flows	$	0.7	$	0.4
ROU lease assets obtained in the exchange for lease liabilities:				
Operating leases	$	28.1	$	57.4
Finance leases	$	7.4	$	4.5

The following table summarizes the balance sheet information related to leases:

		December 31, 2022		December 31, 2021
Assets				
Operating	$	108.5	$	152.4
Finance		10.3		7.1
Total leased assets	$	118.8	$	159.5
Current liabilities				
Operating	$	39.0	$	54.5
Finance		4.1		2.5
Noncurrent liabilities				
Operating		76.7		103.0
Finance		5.7		4.1
Total lease liabilities	$	125.5	$	164.1

Finance leases are included in other assets, other current liabilities and other liabilities on the consolidated balance sheets.

NOTE 17: FINANCE LEASE RECEIVABLES

The Company provides financing arrangements to customers purchasing its products. These financing arrangements are largely classified and accounted for as sales-type leases. The Company records interest income and any fees or costs related to financing receivables using the effective interest method over the term of the lease or loan.

Future minimum payments due from customers under finance lease receivables as of December 31, 2022 are as follows:

2023	$	8.7
2024		5.0
2025		5.1
2026		4.6
2027		3.7
Thereafter		1.0
	$	28.1

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table presents the components of finance lease receivables as of December 31:

	2022	2021
Gross minimum lease receivable	$ 28.1	$ 39.5
Allowance for credit losses	(0.2)	(0.3)
Estimated unguaranteed residual values	0.1	0.1
	28.0	39.3
Less:		
Unearned interest income	(1.5)	(1.2)
Unearned residuals	—	—
	(1.5)	(1.2)
Total	$ 26.5	$ 38.1

The Company's combined allowance for finance receivables and notes receivables was minimal for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, finance leases and notes receivables individually evaluated for impairment were $26.7 and $0.5, respectively, with no provision recorded. As of December 31, 2021, finance leases and notes receivables individually evaluated for impairment were $38.4 and $0.6, respectively, with no provision recorded. As of December 31, 2022 and 2021, the recorded investment in past-due financing receivables was minimal and no recorded investment in finance receivables was past due 90 days or more and still accruing interest.

The following table presents finance lease receivables sold by the Company for the years ended December 31:

	2022	2021	2020
Finance lease receivables sold	$ 1.6	$ 1.9	$ 5.0

NOTE 18: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to certain risks arising from both its business operations and economic conditions and manages certain economic risks, including interest rate and foreign exchange rate risk, through the use of derivative financial instruments. The Company's interest rate derivatives are used to manage interest expense on variable interest rate borrowings.

The following table summarizes the gain (loss) recognized on derivative instruments:

Derivative instrument	Classification on consolidated statement of operations	2022	2021	2020
Interest rate swaps and non-designated hedges	Interest expense	$ (4.4)	$ (8.4)	$ (14.3)
Foreign exchange forward contracts and cash flow hedges	Net sales	(0.1)	—	1.2
Foreign exchange forward contracts and cash flow hedges	Cost of sales	(0.5)	0.1	—
Foreign exchange forward contracts and cash flow hedges	Foreign exchange gain (loss), net	—	(4.6)	(30.9)
Total		$ (5.0)	$ (12.9)	$ (44.0)

FOREIGN EXCHANGE

Non-Designated Hedges. A substantial portion of the Company's operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The Company's policy allows the use of foreign exchange forward contracts with maturities of up to 24 months to mitigate the impact of currency fluctuations on those foreign currency asset and liability balances. The Company elected not to apply hedge accounting to its foreign exchange forward contracts. Thus, spot-based gains/losses offset revaluation gains/losses within foreign exchange loss, net and forward-based gains/losses represent interest expense or income.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

INTEREST RATE

Cash Flow Hedges. The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The Company estimates that a minimal amount will be reclassified as a decrease to interest expense over the next year.

In March 2020 and September 2019, the Company entered into multiple pay-fixed receive-variable interest rate swaps with aggregate notional amounts of $250.0 and $500.0, respectively. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in AOCI and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the changes in fair value of the derivatives is recognized directly in earnings.

As a result of the Company's refinancing activities in July 2020 (refer to Note 11 of the consolidated financial statements), the Company terminated $625.0 of interest rate hedges for a termination payout of $6.2.

The Company does not use derivatives for trading or speculative purposes and currently does not have any additional derivatives that are not designated as hedges.

NOTE 19: FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Recorded at Fair Value

Assets and liabilities subject to fair value measurement by fair value level and recorded at fair value are as follows:

	Classification on consolidated balance sheets	December 31, 2022			December 31, 2021		
		Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets							
Certificates of deposit	Short-term investments	$ 24.6	$ 24.6	$ —	$ 34.3	$ 34.3	$ —
Assets held in rabbi trusts	Securities and other investments	4.4	4.4	—	7.0	7.0	—
Foreign exchange forward contracts	Other current assets	—	—	—	0.1	—	0.1
Total		$ 29.0	$ 29.0	$ —	$ 41.4	$ 41.3	$ 0.1
Liabilities							
Foreign exchange forward contracts	Other current liabilities	$ —	$ —	$ —	$ 0.1	$ —	$ 0.1
Interest rate swaps - short term	Other current liabilities	—	—	—	2.8	—	2.8
Interest rate swaps - long term	Other liabilities	—	—	—	—	—	—
Deferred compensation	Other liabilities	4.4	4.4	—	7.0	7.0	—
Total		$ 4.4	$ 4.4	$ —	$ 9.9	$ 7.0	$ 2.9

The Company uses the end of the period when determining the timing of transfers between levels. During each of the years ended December 31, 2022 and 2021, there were no transfers between levels.

The carrying amount of the Company's revolving credit facility approximates fair value. The remaining debt had a carrying value of $2,557.6 and fair value of $1,819.7 at December 31, 2022, and a carrying value of $2,267.0 and fair value of $1,584.1 at December 31, 2021.

Refer to Note 11 of the consolidated financial statements for further details surrounding long-term debt as of December 31, 2022. Additionally, the Company remeasures certain assets to fair value, using Level 3 measurements, as a result of the occurrence of triggering events. There was no significant assets or liabilities that were remeasured at fair value on a non-recurring basis during the periods presented.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 20: COMMITMENTS AND CONTINGENCIES

Contractual Obligations

At December 31, 2022, the Company's purchase commitments due within one year were minimal for materials and services through contract manufacturing agreements at negotiated prices. The amounts purchased under these obligations were minimal in 2022. The Company guarantees a fixed cost of certain products used in production to its strategic partners. Variations in the products costs are absorbed by the Company.

Indirect Tax Contingencies

The Company accrues non-income-tax liabilities for indirect tax matters when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they are charged against income. In evaluating indirect tax matters, management takes into consideration factors such as historical experience with matters of similar nature, specific facts and circumstances, and the likelihood of prevailing. Management evaluates and updates accruals as matters progress over time. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to the Company and could require recognizing future expenditures. Also, statutes of limitations could expire without the Company paying the taxes for matters for which accruals have been established, which could result in the recognition of future gains upon reversal of these accruals at that time.

At December 31, 2022, the Company was a party to several routine indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, which neither individually nor in the aggregate are considered material by management in relation to the Company's financial position or results of operations. In management's opinion, the consolidated financial statements would not be materially affected by the outcome of these indirect tax claims and/or proceedings or asserted claims.

A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. The Company estimated the aggregate risk at December 31, 2022 to be up to $51.4 for its material indirect tax matters. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire.

Legal Contingencies

At December 31, 2022, the Company was a party to several lawsuits that were incurred in the normal course of business, which neither individually nor in the aggregate were considered material by management in relation to the Company's financial position or results of operations. In management's opinion, the Company's consolidated financial statements would not be materially affected by the outcome of these legal proceedings, commitments or asserted claims.

In addition to these normal course of business litigation matters, the Company was a party to the proceedings described below:

Diebold KGaA is a party to two separate appraisal proceedings (Spruchverfahren) in connection with the purchase of all shares in its former listed subsidiary, Diebold Nixdorf AG. Both proceedings are pending at the same Chamber for Commercial Matters (Kammer fur Hangelssachen) at the District Court (Landgericht) of Dortmund (Germany). The first appraisal proceeding relates to the Domination and Profit Loss Transfer Agreement (DPLTA) entered into by Diebold KGaA and former Diebold Nixdorf AG, which became effective on February 17, 2017. The DPLTA appraisal proceeding was filed by minority shareholders of Diebold Nixdorf AG challenging the adequacy of both the cash exit compensation of €55.02 per Diebold Nixdorf AG share (of which 6.9 shares were then outstanding) and the annual recurring compensation of €2.82 per Diebold Nixdorf AG share offered in connection with the DPLTA.

The second appraisal proceeding relates to the cash merger squeeze-out of minority shareholders of Diebold Nixdorf AG in 2019. The squeeze-out appraisal proceeding was filed by former minority shareholders of Diebold Nixdorf AG challenging the adequacy of the cash exit compensation of €54.80 per Diebold Nixdorf AG share (of which 1.4 shares were then outstanding) in connection with the merger squeeze-out.

In both appraisal proceedings, a court ruling would apply to all Diebold Nixdorf AG shares outstanding at the time when the DPLTA or the merger squeeze-out, respectively, became effective. Any cash compensation received by former Diebold Nixdorf AG shareholders in connection with the merger squeeze-out would be netted with any higher cash compensation such shareholder may still claim in connection with the DPLTA appraisal proceeding.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

In the second quarter of 2022, the District Court of Dortmund dismissed all claims to increase the cash compensation in the DPLTA appraisal proceedings. This first instance decision, however, is not final as some of the plaintiffs filed appeals. The Company believes that the compensation offered in connection with the DPLTA and the merger squeeze-out was in both cases fair and that the decision of the District Court of Dortmund in the DPLTA appraisal proceedings validates its position. German courts often adjudicate increases of the cash compensation to plaintiffs in varying amounts in connection with German appraisal proceedings. Therefore, the Company cannot rule out that a court may increase the cash compensation in these appraisal proceedings. The Company, however, is convinced that its defense in both appraisal proceedings is supported by strong sets of facts and the Company will continue to vigorously defend itself in these matters.

Bank Guarantees, Standby Letters of Credit, and Surety Bonds

In the ordinary course of business, the Company may issue performance guarantees on behalf of its subsidiaries to certain customers and other parties. Some of those guarantees may be backed by standby letters of credit, surety bonds, or similar instruments. In general, under the guarantees, the Company would be obligated to perform, or cause performance, over the term of the underlying contract in the event of an unexcused, uncured breach by its subsidiary, or some other specified triggering event, in each case as defined by the applicable guarantee. At December 31, 2022, the maximum future contractual obligations relative to these various guarantees totaled $173.2, of which $24.0 represented standby letters of credit to insurance providers, and no associated liability was recorded. At December 31, 2021, the maximum future payment obligations relative to these various guarantees totaled $155.6, of which $24.0 represented standby letters of credit to insurance providers, and no associated liability was recorded.

NOTE 21: REVENUE RECOGNITION

Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The amount of consideration can vary depending on discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items contained in the contract with the customer of which generally these variable consideration components represents minimal amount of net sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company's payment terms vary depending on the individual contracts and are generally fixed fee. The Company recognizes advance payments and billings in excess of revenue recognized as deferred revenue. In certain contracts where services are provided prior to billing, the Company recognizes a contract asset within trade receivables and other current assets.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and that are collected by the Company from a customer are excluded from revenue.

The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Although infrequent, shipping and handling associated with outbound freight after control over a product has transferred to a customer is not a separate performance obligation, rather it is accounted for as a fulfillment cost. Third-party freight payments are recorded in cost of sales.

The Company includes a warranty in connection with certain contracts with customers, which are not considered to be separate performance obligations. The Company provides its customers a manufacturer's warranty, and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. For additional information on product warranty refer to Note 9 of the consolidated financial statements. The Company also has extended warranty and service contracts available for its customers, which are recognized as separate performance obligations. Revenue is recognized on these contracts ratably as the Company has a stand-ready obligation to provide services when or as needed by the customer. This input method is the most accurate assessment of progress toward completion the Company can apply.

Nature of goods and services

Product revenue is recognized at the point in time that the customer obtains control of the product, which could be upon delivery or upon completion of installation services, depending on contract terms. The Company's software licenses are functional in nature (the IP has significant stand-alone functionality); as such, the revenue recognition of distinct software license sales is at the point in time that the customer obtains control of the rights granted by the license.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Professional services integrate the commercial solution with the customer's existing infrastructure and helps define the optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. Revenue from professional services are recognized over time, because the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed or when the Company's performance creates an asset with no alternative use and the Company has an enforceable right to payment for performance completed to date. Generally revenue will be recognized using an input measure, typically costs incurred. The typical contract length for service is generally one year and is billed and paid in advance except for installations, among others.

Services may be sold separately or in bundled packages. For bundled packages, the Company accounts for individual services separately if they are distinct. A distinct service is separately identifiable from other items in the bundled package if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration (including any discounts) is allocated between separate services or distinct obligations in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells the products or services. For items that are not sold separately, the Company estimates stand-alone selling prices using the cost plus expected margin approach. Revenue on service contracts is recognized ratably over time, generally using an input measure, as the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed. In some circumstances, when global service supply chain services are not included in a term contract and rather billed as they occur, revenue on these billed work services are recognized at a point in time as transfer of control occurs.

The following is a description of principal solutions offered within the Company's two main customer segments that generate the Company's revenue.

Banking

Products. Products for banking customers consist of cash recyclers and dispensers, intelligent deposit terminals, teller automation tools and kiosk technologies, as well as physical security solutions. The Company provides its banking customers front-end applications for consumer connection points and back-end platforms that manage channel transactions, operations and integration and facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics. These offerings include highly configurable, API enabled software that automates legacy banking transactions across channels.

Services. The Company provides its banking customers product-related services which include proactive monitoring, rapid resolution of incidents through remote service capabilities or an on-site visit and professional services.. First and second line maintenance, preventive maintenance and on-demand services keep the distributed assets of the Company's customers up and running through a standardized incident management process. Managed services and outsourcing consists of the end-to-end business processes, solution management, upgrades and transaction processing. The Company also provides a full array of cash management services, which optimizes the availability and cost of physical currency across the enterprise through efficient forecasting, inventory and replenishment processes.

Retail

Products. The retail product portfolio includes modular, integrated and mobile POS and SCO terminals that meet evolving automation and omnichannel requirements of consumers. Supplementing the POS system is a broad range of peripherals, including printers, scales and mobile scanners, as well as the cash management portfolio which offers a wide range of banknote and coin processing systems. Also in the portfolio, the Company provides SCO terminals and ordering kiosks which facilitate an efficient and user-friendly purchasing experience. The Company's hybrid product line can alternate from an attended operator to self-checkout with the press of a button as traffic conditions warrant throughout the business day.

The Company's platform software is installed within retail data centers to facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics.

Services. The Company provides its retail customers product-related services which include on-demand services and professional services. Diebold Nixdorf AllConnect Services for retailers include maintenance and availability services to continuously improve retail self-service fleet availability and performance. These include: total implementation services to support both current and new store concepts; managed mobility services to centralize asset management and ensure effective, tailored mobile capability; monitoring and advanced analytics providing operational insights to support new growth opportunities; and store life-cycle management to proactively monitors store IT endpoints and enable improved management of internal and external suppliers and delivery organizations.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

Refer to Note 24 of the consolidated financial statements for additional information regarding the Company's reportable operating segments, disaggregation of net sales by segments and product solutions, net sales by geographical region and disaggregation by timing of revenue recognition.

Timing of revenue recognition

A performance obligation is a contractual promise to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and is recognized as revenue when (point in time) or as (over time) the performance obligation is satisfied. The following table represents the percentage of revenue recognized either at a point in time or over time as of December 31:

Timing of revenue recognition	2022	2021
Products transferred at a point in time	39%	41%
Products and services transferred over time	61%	59%
Net sales	100%	100%

Contract balances

The following table provides 2022 and 2021 information about receivables and deferred revenue, which represent contract liabilities from contracts with customers:

	2022		2021	
Contract balance information	Trade Receivables	Contract liabilities	Trade Receivables	Contract liabilities
Balance at January 1	$ 595.2	$ 322.4	$ 646.9	$ 346.8
Balance at December 31	$ 612.2	$ 453.2	$ 595.2	$ 322.4

Contract assets are minimal for the periods presented. The amount of revenue recognized in 2022 and 2021 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of variable consideration and contract modifications was de minimis.

As of January 1, 2022, the Company had $322.4 of unrecognized deferred revenue constituting the remaining performance obligations that are either unsatisfied or partially unsatisfied. During 2022, the Company recognized revenue of $252.5 related to the Company's deferred revenue balance at January 1, 2022.

Contract assets are the rights to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditional on something other than the passage of time. Contract assets of the Company primarily relate to the Company's rights to consideration for goods shipped and services provided but not contractually billable at the reporting date.

The contract assets are reclassified into the receivables balance when the rights to receive payment become unconditional. Contract liabilities are recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, contract liabilities are recorded as advanced payments for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

Transaction price and variable consideration

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties. This consideration can include fixed and variable amounts and is determined at contract inception and updated each reporting period for any changes in circumstances. The transaction price also considers variable consideration, time value of money and the measurement of any non-cash consideration, all of which are estimated at contract inception and updated at each reporting date for any changes in circumstances. Once the variable consideration is identified, the Company estimates the amount of the variable consideration to include in the transaction price by using one of two methods, expected value (probability weighted methodology) or most likely amount (when there are only two possible outcomes). The Company chooses the method expected to better predict the amount of consideration to which it will be entitled and applies the method consistently to similar contracts. Generally, the Company applies the expected value method when assessing variable consideration including returns and refunds.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The Company also applies the 'as invoiced' practical expedient in ASC paragraph 606-10-55-18 related to performance obligations satisfied over time, which permits the Company to recognize revenue in the amount to which it has a right to invoice the customer if that amount corresponds directly with the value to the customer of the Company's performance completed to date. Service revenues that are recognized ratably are primarily contracts that include first and second line maintenance. Service revenues that are recognized using input measures include primarily preventative maintenance. The 'as invoiced' practical expedient relates to the on-demand service revenue which is generally not under contract.

Transaction price allocated to the remaining performance obligations

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1,400. The Company generally expects to recognize revenue on the remaining performance obligations over the next twelve to eighteen months. The Company enters into service agreements with cancellable terms after a certain period without penalty. Unsatisfied obligations reflect only the obligation during the initial term. The Company applies the practical expedient in ASC paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Cost to obtain and cost to fulfill a contract

The Company has minimal cost to obtain or fulfill contracts for customers for the periods presented. The Company pays commissions to the sales force based on multiple factors including but not limited to order entry, revenue recognition and portfolio growth. These incremental commission fees paid to the sales force meet the criteria to be considered a cost to obtain a contract, as they are directly attributable to a contract, incremental and management expects the fees are recoverable. The Company applies the practical expedient and recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The costs that are not capitalized are included in cost of sales. The costs related to contracts with greater than a one-year term are immaterial and continue to be recognized in cost of sales.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 22: CLOUD IMPLEMENTATION

At December 31, 2021, the Company had capitalized $50.7 of cloud implementation costs, which are presented in the Other assets caption of the condensed consolidated balance sheet. During the first quarter of 2022, the Company impaired $38.4 of capitalized cloud implementation costs related to a cloud-based North American enterprise resource planning (ERP) system, which was intended to replace the on premise ERP currently in use. In connection with the executive transition that took place in the first quarter of 2022 and the culmination of related process optimization workshops in March 2022, the Company made the decision to indefinitely suspend the cloud-based North America ERP implementation, which was going to require significant additional investment before it could function as well as our current North America ERP, and to instead focus the Company's ERP implementation efforts on the distribution subsidiaries, which can better leverage the standardization and simplification initiatives connected with the cloud-based implementation. As a result of the completed process optimization walkthroughs, the Company determined that the customizations already built for the North America ERP should not be leveraged at the distribution subsidiaries which require more streamlined and scalable process flows.

At December 31, 2022, the Company had a net book value of capitalized cloud implementation costs of $19.0, which relates to a combination of the distribution subsidiary ERP and corporate tools to support business operations.

Amortization of cloud implementation fees totaled $2.5 for the year ended December 31, 2022, and $0.8 for the year ended December 31, 2021. These fees are expensed over the term of the cloud computing arrangement, and the expense is required to be recognized in the same line item in the income statement as the associated hosting service expenses.

NOTE 23: WAR IN UKRAINE

The Company has a Russian distribution subsidiary that generated approximately $45.0 in revenue and $5.0 in operating profit in 2021. Due to the economic sanctions levied on and developing economic conditions in Russia, the Company is making progress towards liquidating the distribution subsidiary.

Additionally, the Company had distribution partners in Russia, Ukraine and Belarus that generated approximately $35.0 in revenue and $5.0 in gross profit in 2021. Due to the Russian incursion into Ukraine and the related economic sanctions, the prospect of re-establishing revenue from these relationships is currently uncertain.

Based on the circumstances outlined above, the Company recorded an impairment charge of $16.8 in the first quarter of 2022, inclusive of trade receivables from customers in the region that are doubtful of being collected, inventory specifically for customers in the region and various other assets that are not recoverable.

The War in Ukraine has had implications on logistic routes, which is one of several macroeconomic conditions that is negatively impacting our supply chain. We are not particularly reliant on specific suppliers based in the affected areas, but circumvention has impacted lead times of inbound product. Management has identified elevated cybersecurity risk related to the matter, and has implemented mitigation strategies. The net cost of these risks in addition to the aforementioned liquidation, management of economic sanctions, humanitarian efforts and other related expenditures offset with certain recoveries was approximately $4.5 during the year ended December 31, 2022.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 24: SEGMENT INFORMATION

During the second quarter of 2022, the Company appointed a new Chief Executive Officer and announced an organizational simplification initiative. In connection with those events, the Company's reportable segments are no longer Americas Banking, Eurasia Banking and Retail, and instead the reportable operating segments are the following: Banking and Retail. Under the simplified organization and related restructuring discussed in Note 8 of the consolidated financial statements, the Company does not have regionally focused direct reports to the CODM, and the CODM analyzes Banking and Retail on a global basis and not based on regional profitability metrics.

The Company's new reportable segment information below directly aligns with how the recently appointed Chief Executive Officer, who is also the CODM, regularly reviews results to make decisions, allocate resources and assess performance. The new Banking segment's sales and cost of sales are the summation of the legacy Americas Banking and Eurasia Banking's sales and cost of sales. The Company will continually consider its operating structure and the information subject to regular review.

Segment operating profit (loss) as disclosed herein is consistent with the segment profit or loss measure used by the CODM and does not include corporate charges, amortization of acquired intangible assets, asset impairment, restructuring and transformation charges, the results of the held-for-sale European retail business, or other non-routine, unusual or infrequently occurring items, as the CODM does not regularly review and use such financial measures to make decisions, allocate resources and assess performance.

Segment revenue represents revenues from sales to external customers. Segment operating profit is defined as revenues less expenses directly attributable to the segments. The Company does not allocate to its segments certain operating expenses which are managed at the headquarters level; that are not used in the management of the segments, not segment-specific, and impractical to allocate. In some cases the allocation of corporate charges has changed from the legacy structure to the new structure, but prior periods have been recast to conform to the new presentation. Segment operating profit reconciles to consolidated income (loss) before income taxes by deducting items that are not attributed to the segments and which are managed independently of segment results. Assets are not allocated to segments, and thus are not included in the assessment of segment performance, and consequently, we do not disclose total assets and depreciation and amortization expense by reportable operating segment.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following tables represent information regarding the Company's segment information and provides a reconciliation between segment operating profit and the consolidated income (loss) before income taxes for the years ended December 31:

	2022	2021	2020
Net sales summary by segment			
Banking	$ 2,422.4	$ 2,711.1	$ 2,850.5
Retail	1,018.2	1,194.1	1,051.8
Held for sale non-core European retail business [7]	20.1	—	—
Total Revenue	$ 3,460.7	$ 3,905.2	$ 3,902.3
Segment operating profit			
Banking	$ 310.8	$ 440.6	$ 537.2
Retail	134.0	164.6	115.6
Total segment operating profit	$ 444.8	$ 605.2	$ 652.8
Corporate charges not allocated to segments [1]	$ (247.3)	$ (272.5)	$ (297.4)
Impairment of assets [2]	(111.8)	(1.3)	(7.5)
Amortization of Wincor Nixdorf purchase accounting intangible assets [3]	(69.6)	(78.2)	(82.9)
Restructuring and transformation expenses [4]	(124.2)	(98.9)	(181.8)
Refinancing related costs [5]	(32.0)	—	—
Net non-routine expense [6]	(42.6)	(17.2)	(59.2)
Held for sale non-core European retail business [7]	(29.0)	—	—
	(656.5)	(468.1)	(628.8)
Operating profit (loss)	(211.7)	137.1	24.0
Other income (expense)	(226.9)	(187.8)	(293.5)
Loss before taxes	$ (438.6)	$ (50.7)	$ (269.5)

[1] Corporate charges not allocated to segments include headquarter-based costs associated with procurement, human resources, compensation and benefits, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global IT, tax, treasury and legal.

[2] Charges were taken in the first quarter of 2022 related to the North American ERP and certain assets in Ukraine, Russia, and Belarus; in the second quarter of 2022 related to facility closures; in the third quarter related to German capitalized software; and in the fourth quarter of 2022 related to assets at the held for sale non-core European retail business.

[3] The amortization of purchase accounting intangible assets is not included in the segment results used by the CODM to make decisions, allocate resources or assess performance.

[4] Refer to Note 8 of the consolidated financial statements for further information. Consistent with the historical reportable segment structure, restructuring and transformation costs are not assigned to the segments, and are separately analyzed by the CODM.

[5] Refinancing related costs are fees earned by our advisors and the advisors of our potential lenders that do not qualify for capitalization.

[6] Net non-routine expense consists of items that the Company has determined are non-routine in nature and not allocated to the reportable operating segments as they are not included in the measure used by the CODM to make decisions, allocate resources and assess performance.

[7] Held for sale non-core European retail business represents the revenue and operating profit, excluding impairment which is captured separately, of a business that has been classified as held for sale for all of the periods presented, but which was removed in 2022 from the retail segment's information used by the CODM to make decisions, assess performance and allocate resources, and now is individually analyzed. This change and timing thereof aligns with the build-out of a data center that makes the entity capable of operating autonomously and is consistent with material provided in connection with our refinancing effort which are exclusive of this entity.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

The following table presents information regarding the Company's segment net sales by service and product solution:

		2022		2021		2020
Banking						
Services	$	1,548.1	$	1,681.2	$	1,781.9
Products		874.3		1,029.9		1,068.6
Total Banking	$	2,422.4	$	2,711.1	$	2,850.5
Retail						
Services	$	540.9	$	622.4	$	582.6
Products		477.3		571.7		469.2
Total Retail	$	1,018.2	$	1,194.1	$	1,051.8
Held for sale non-core European retail business [7]						
Services	$	9.9	$	—	$	—
Products		10.2		—		—
		20.1		—		—
Total Revenue	$	3,460.7	$	3,905.2	$	3,902.3

The Company had no customers that accounted for more than 10 percent of total net sales in 2022, 2021 and 2020.

Below is a summary of net sales by point of origin for the years ended December 31:

		2022		2021		2020
Americas						
United States	$	861.4	$	893.1	$	974.7
Other Americas		600.0		530.1		502.9
Total Americas Revenue		1,461.4		1,423.2		1,477.6
EMEA						
Germany		522.8		768.2		764.3
Other EMEA		1,173.2		1,356.3		1,282.0
Total EMEA Revenue		1,696.0		2,124.5		2,046.3
APAC						
Total APAC Revenue		303.3		357.5		378.4
Total Revenue	$	3,460.7	$	3,905.2	$	3,902.3

Below is a summary of property, plant and equipment, net and right-of-use operating lease assets by geographical location as of December 31:

		2022		2021
Property, plant and equipment, net				
United States	$	24.4	$	19.4
Germany		80.5		96.9
Other international		15.8		21.8
Total property, plant and equipment, net	$	120.7	$	138.1
Right-of-use operating lease assets				
United States	$	34.9	$	49.1
Other international		73.6		103.3
Total right-of-use operating lease assets	$	108.5	$	152.4

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2022
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in millions, except per share amounts)

NOTE 25: SUBSEQUENT EVENTS

On February 2, 2023, the Board of Directors (the "Board") of Diebold Nixdorf, Incorporated (the "Company") increased the size of the Board from 12 to 14 members and appointed Marjorie L. Bowen, and Emanuel R. Pearlman, to the Board, effective immediately, to fill the vacancies created by the increase. Ms. Bowen's and Mr. Pearlman's terms will expire at the Company's 2023 Annual Meeting of Shareholders. Ms. Bowen and Mr. Pearlman were each identified by the Company as potential Board members in accordance with the requirements of the Transaction Support Agreement dated October 20, 2022, as amended, described in more detail in the Company's Current Reports on Form 8-K dated October 20, 2022, November 29, 2022, and December 21, 2022 (as amended, the "TSA"). Pursuant to TSA, the Company intends to nominate Ms. Bowen and Mr. Pearlman for election to the Board at the Company's 2023 Annual Meeting of Shareholders, to succeed two persons who were members of the Board at the time of the execution of the TSA. Accordingly, the Company intends to reduce the size of the Board effective at the 2023 Annual Meeting of Shareholders.

Chief Executive Officer Octavio Marquez was elected Chair of the Board of Directors, effective February 2, 2023. Gary Greenfield will not stand for reelection as director at the Company's 2023 Annual Meeting of Shareholders. Mr. Greenfield's decision not to stand for re-election is not the result of any disagreement between Mr. Greenfield and the Company on any matter relating to the operations, policies or practices of the Company.

On February 9, 2023, the Company announced that, effective February 28, 2023, Jeffrey Rutherford departed as the Company's Executive Vice President, Chief Financial Officer. James Barna, the Company's current Senior Vice President and Treasurer since September 2021, has been appointed to succeed Mr. Rutherford as Executive Vice President, Chief Financial Officer. Mr. Barna previously served as Vice President and Chief Accounting Officer of the Company from September 2019 to September 2021.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A: CONTROLS AND PROCEDURES
(in millions)

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carries out a variety of on-going procedures, under the supervision and with the participation of the Company's management, including the Company's CEO and CFO, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures.

Based on that evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period of this report.

(a) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of the CEO and CFO and Board of Directors, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control-Integrated Framework (2013 framework)" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP, the Company's independent registered public accounting firm, has issued an auditor's report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. This report is included in Item 8 of this annual report on Form 10-K.

(b) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the second quarter of 2022, the Company implemented cloud-based consolidation software to replace its legacy on-premise consolidation software. The consolidation process otherwise remains largely unchanged. Other than the change in consolidation software, during the quarter ended December 31, 2022, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors of the Company, any delinquent Section 16(a) reports, the audit committee and the designated audit committee financial experts, is included in the Company's proxy statement for the 2023 Annual Meeting of Shareholders (the 2023 Annual Meeting) and is incorporated herein by reference. There have been no material changes to the procedures by which security holders may recommend nominees to the Company's board of directors.

The following table summarizes information regarding executive officers of the Company:

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years
Octavio Marquez — 55 Chairman of the Board, President and Chief Executive Officer Year elected: 2022	2020-March 2022: Executive Vice President, Global Banking for Diebold Nixdorf, Incorporated; 2016-2020: Senior Vice President of the Americas region for Diebold Nixdorf, Incorporated.
James A. Barna — 43 Executive Vice President, Chief Financial Officer Year elected: 2023	2021-2023: Senior Vice President, Treasurer and Tax for Diebold Nixdorf, Incorporated; 2019-2021: Vice President and Chief Accounting Officer for Diebold Nixdorf, Incorporated; 2016-2019: Chief Accounting Officer and Controller for Ferro Corporation (international coatings manufacturing)
Jonathan B. Leiken — 51 Executive Vice President, Chief Legal Officer and Corporate Secretary Year elected: 2014	
Olaf Heyden — 59 Executive Vice President, Chief Operating Officer Year elected: 2016	
David Caldwell — 66 Executive Vice President, Corporate Development Year elected: 2018	
Jonathan B. Myers — 49 Executive Vice President, Global Banking Year elected: 2022	2011-2022: Executive Vice President and Chief Revenue Officer for Elavon (payments processing)
Ilhami Cantadurucu — 48 Executive Vice President, Global Retail Year elected: 2023	2021-2023: Vice President, Retail Global Account Management for Diebold Nixdorf, Incorporated; 2018-2020: Vice President, Retail Global Finance for Diebold Nixdorf, Incorporated
Elizabeth C. Radigan — 42 Executive Vice President, Chief People Officer Year elected: 2023	2014-January 2023: Senior Vice President, Chief Ethics and Compliance Officer for Diebold Nixdorf, Incorporated

There are no family relationships, either by blood, marriage or adoption, between any of the executive officers and directors of the Company.

CODE OF BUSINESS ETHICS

All of the directors, executive officers and employees of the Company are required to comply with certain policies and protocols concerning business ethics and conduct, which we refer to as our Code of Business Ethics (COBE). The COBE applies not only to the Company, but also to all of those domestic and international companies in which the Company owns or controls a majority interest. The COBE describes certain responsibilities that the directors, executive officers and employees have to the Company, to each other and to the Company's global partners and communities including, but not limited to, compliance with laws, conflicts of interest, intellectual property and the protection of confidential information. The COBE is available on the Company's web site at *www.dieboldnixdorf.com* or by written request to the Corporate Secretary.

ITEM 11: EXECUTIVE COMPENSATION

Information with respect to executive officers' and directors' compensation is included in the Company's proxy statement for the 2023 Annual Meeting and is incorporated herein by reference. Information with respect to compensation committee interlocks and insider participation and the compensation committee report is included in the Company's proxy statement for the 2023 Annual Meeting and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is included in the Company's proxy statement for the 2023 Annual Meeting and is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
Stock options	1,505,807	$ 16.81	N/A
Restricted stock units	2,217,760	N/A	N/A
Performance shares	2,610,848	N/A	N/A
Non-employee director deferred shares	27,965	N/A	N/A
Deferred compensation	815	N/A	N/A
Total equity compensation plans approved by security holders	6,363,195	$ 16.81	7,100,000

In column (b), the weighted-average exercise price is only applicable to stock options. In column (c), the number of securities remaining available for future issuance for stock options, restricted stock units, performance shares and non-employee director deferred shares is approved in total and not individually.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions and director independence is included in the Company's proxy statement for the 2023 Annual Meeting and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's independent registered public accounting firm is KPMG LLP (PCAOB firm ID: 185) with the primary location of Cleveland, OH. Information with respect to principal accountant fees and services is included in the Company's proxy statement for the 2023 Annual Meeting and is incorporated herein by reference.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Documents filed as a part of this annual report on Form 10-K.

- Reports of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets at December 31, 2022 and 2021

- Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

- Notes to Consolidated Financial Statements

2. Financial statement schedules

All schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. Exhibits

3.1(i)   Amended and Restated Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.1(i) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (Commission File No. 1-4879)

3.1(ii)   Certificate of Amendment by Shareholders to Amended Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (Commission File No. 1-4879)

3.1(iii)   Certificate of Amendment to Amended Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 1-4879)

3.1(iv)   Certificate of Amendment to Amended Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.1(i) to Registrant's Current Report on Form 8-K filed on December 12, 2016 (Commission File No. 1-4879)

3.1(v)   Certificate of Amendment to Amended Articles of Incorporation of Diebold Nixdorf, Incorporated — incorporated by reference to Exhibit 3.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (File No. 1-4879)

3.1(vi)   Certificate of Amendment to Amended Articles of Incorporation of Diebold Nixdorf, Incorporated, effective March 9, 2022

3.2   Amended and Restated Code of Regulations — incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on February 6, 2023 (Commission File No. 1-4879)

4.1(i)   Indenture, dated as of April 19, 2016, among Diebold, Incorporated, as issuer, the subsidiaries of Diebold, Incorporated named therein as guarantors and U.S. Bank National Association, as trustee (including Form of 8.5% Senior Notes due 2024) — incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on April 19, 2016 (Commission File No. 1-4879)

4.1(ii)   First Supplemental Indenture, dated as of November 29, 2018, among Diebold Nixdorf, Incorporated, the Guaranteeing Subsidiaries named therein and U.S. Bank National Association, as trustee — incorporated by reference to Exhibit 4.1(ii) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-4879)

4.1(iii)   Second Supplemental Indenture, dated as of February 20, 2019, among Diebold Nixdorf, Incorporated, the Guaranteeing Subsidiary named therein and U.S. Bank National Association, as trustee — incorporated by reference to Exhibit 4.1(iii) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-4879)

4.1(iv)   Third Supplemental Indenture, dated as of July 20, 2020, among Diebold Nixdorf, Incorporated, the Guaranteeing Subsidiary named therein and U.S. Bank National Association, as trustee—incorporated by reference to Exhibit 4.1(iv) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-4879)

4.1(v)   Fifth Supplemental Indenture, dated as of December 29, 2022, among Diebold Nixdorf, Incorporated, the Guaranteeing Subsidiary named therein and U.S. Bank National Association, as trustee—incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)

4.2(i)	Indenture, dated as of July 20, 2020, among Diebold Nixdorf, Incorporated, as issuer, the subsidiaries of Diebold Nixdorf, Incorporated named therein as guarantors, and U.S. Bank National Association, as trustee and notes collateral agent, relating to Diebold Nixdorf, Incorporated's 9.375% Senior Secured Notes due 2025 (including Form of 9.375% Senior Secured Notes due 2025) – incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on July 24, 2020 (Commission File No. 1-4879)
4.2(ii)	Supplemental Indenture, dated as of December 29, 2022, to the Indenture, dated as of July 20, 2020, among Diebold Nixdorf, Incorporated, the subsidiary guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee and existing notes collateral agent, and GLAS Americas LLC, as new notes collateral agent —incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
4.3(i)	Indenture, dated as of July 20, 2020, among Diebold Nixdorf Dutch Holding B.V., as issuer, Diebold Nixdorf, Incorporated, as guarantor, the subsidiaries of Diebold Nixdorf, Incorporated named therein as guarantors, Euroclear Financial Services DAC, as paying agent, transfer agent and registrar, and U.S. Bank National Association, as trustee, and U.S. Bank Trustees Limited, as notes collateral agent, relating to Diebold Nixdorf Dutch Holding B.V.'s 9.000% Senior Secured Notes due 2025 (including Form of 9.000% Senior Secured Notes due 2025) – incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K filed on July 24, 2020 (Commission File No. 1-4879)
4.3(ii)	Supplemental Indenture, dated as of December 29, 2022, to the Indenture, dated as of July 20, 2020, among Diebold Nixdorf, Incorporated, Diebold Nixdorf Dutch Holding B.V., the subsidiary guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, Elavon Financial Services DAC, as paying agent, transfer agent and registrar, U.S Bank Trustees Limited, as existing notes collateral agent and GLAS Americas LLC, as collateral agent—incorporated by reference to Exhibit 4.4 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
4.4	Indenture, dated as of December 29, 2022, among Diebold Nixdorf, Incorporated, the subsidiary guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and GLAS Americas LLC, as collateral agent — incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
4.45	Description of Securities of Diebold Nixdorf, Incorporated
*10.1	Form of Employee Agreement — incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (Commission File No. 1-4879)
*10.2(i)	401(k) Restoration Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.5(v) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.2(ii)	401(k) Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.5(vi) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.2(iii)	Amendment to 401(k) Restoration Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.2(vii) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-4879)
*10.3(i)	Deferred Compensation Plan No. 2 for Directors of Diebold, Incorporated — incorporated by reference to Exhibit 10.7(iv) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.3(ii)	First Amendment to Deferred Compensation Plan No. 2 for Directors of Diebold, Incorporated – incorporated by referenced to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quartered ended June 20, 2015 (Commission File No. 1-4879)
*10.4	Amended and Restated 1991 Equity and Performance Incentive Plan as Amended and Restated as of April 13, 2009 — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 29, 2009 (Commission File No. 1-4879)
*10.5(i)	Form of Deferred Compensation Agreement and Amendment No. 1 to Deferred Compensation Agreement — incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 1-4879)
*10.5(ii)	Deferred Incentive Compensation Plan No. 2 — incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.6(iii)	Section 162(m) Deferred Compensation Agreement (as amended and restated January 29, 1998) — incorporated by reference to Exhibit 10.13 (ii) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File No. 1-4879)
*10.7	Deferral of Stock Option Gains Plan — incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 1-4879)
10.8(i)	Credit Agreement, dated as of November 23, 2015, among Diebold, Incorporated, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.1 to Registrant's Amendment No. 1 to Registration Statement on Form S-4/A filed on January 8, 2016 (Registration No. 333-208186)

10.8(ii)	Replacement Facilities Effective Date Amendment, dated as of December 23, 2015, among Diebold, Incorporated, and the subsidiary borrower party thereto, the guarantors party thereto, JPMorgan Chase Bank, N.A, as administrative agent, and the lenders party thereto — incorporated by reference to Exhibit 10.2 to Registrant's Amendment No. 1 to Registration Statement on Form S-4/A filed on January 8, 2016 (Registration No. 333-208186)
10.8(iii)	Second Amendment to Credit Agreement, dated as of May 6, 2016, among Diebold, Incorporated, the subsidiary borrowers party thereto, the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on May 12, 2016 (Commission File No. 1-4879)
10.8(iv)	Third Amendment to Credit Agreement, dated as of August 16, 2016, between Diebold, Incorporated and JPMorgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.34 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2016 (Commission File No. 1-4879)
10.8(v)	Fourth Amendment to Credit Agreement, dated as of February 14, 2017, between Diebold, Incorporated and JP Morgan Chase Bank, N.A. as administrative agent — incorporated by reference to Exhibit 10.9(v) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-4879)
10.8(vi)	Incremental Amendment to Credit Agreement, dated as of May 9, 2017, among Diebold Nixdorf, Incorporated, the subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (Commission File No. 1-4879)
10.8(vii)	Fifth Amendment, dated as of April 17, 2018, among Diebold Nixdorf, Incorporated, the subsidiary borrower party thereto, the guarantor party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 20, 2018 (Commission File No. 1-4879)
10.8(viii)	Sixth Amendment and Incremental Amendment, dated as of August 30, 2018, among Diebold Nixdorf, Incorporated, the subsidiary borrowers party thereto, the guarantor party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on September 4, 2018 (Commission File No. 1-4879)
10.8(ix)	Seventh Amendment, dated August 7, 2019, among Diebold Nixdorf, Incorporated, the subsidiary borrowers party thereto, the guarantor party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (Commission File No. 1-4879)
10.8(x)	Eighth Amendment, dated as of February 27, 2020, among Diebold Nixdorf, Incorporated, the subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-4879)
10.8(xi)	Ninth Amendment, dated as of July 20, 2020, by and among Diebold Nixdorf, Incorporated, as borrower, the subsidiary borrowers named therein, the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent and the other institutions named on the signature pages thereto – incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on July 24, 2020 (Commission File No. 1-4879)
10.8(xii)	Tenth Amendment, dated as of November 6, 2020, by and among Diebold Nixdorf, Incorporated, as borrower, the subsidiary borrowers named therein, the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent and other institutions named on the signature pages thereto - incorporated by reference to Exhibit 10.8(xii) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-4879)
10.8 (xiii)	Eleventh Amendment, dated as of March 11, 2022 by and among Diebold Nixdorf, Incorporated, as borrower, the subsidiary borrowers named therein, the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent and other institutions named on the signature pages thereto — incorporated by reference to Exhibit 10.8(xiii) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-4879)
10.8(xiv)	Limited Waiver, dated as of October 31, 2022, among Diebold Nixdorf, Incorporated, JPMorgan Chase Bank, N.A., a national banking association, as administrative agent, the other Subsidiary Borrowers party thereto and the Lenders party thereto — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on November 7, 2022 (Commission File No. 1-4879)
10.8(xv)	Twelfth Amendment to Credit Agreement, dated as of December 29, 2022, among Diebold Nixdorf, Incorporated, the subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent — incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
*10.9	Senior Leadership Severance Plan, Amended and Restated Effective November 7, 2018 – incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (Commission File No. 1-4879)
*10.10	2014 Non-Qualified Stock Purchase Plan — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 30, 2014 (Commission File No. 1-4879)
*10.11	Form of Nonqualified Stock Option Agreement — incorporated by reference to Exhibit 10.28 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2015 (Commission File No. 1-4879)

*10.12	Domination and Profit and Loss Transfer Agreement, dated September 26, 2016, by and among Diebold Holding Germany Inc. & Co. KGaA and Wincor Nixdorf AG (English translation) — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on September 29, 2016 (Commission File No. 1-4879)
*10.13	Offer Letter - Olaf Heyden — incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-4879)
*10.14	Service Agreement, dated February 24, 2021, by and between Diebold Nixdorf Holding Germany GmbH and Olaf Heyden - incorporated by reference to Exhibit 10.26 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-4879)
*10.15	Offer Letter - Ulrich Näher — incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-4879)
*10.16	Service Agreement, dated February 24, 2021, by and between Diebold Nixdorf Holding Germany GmbH and Dr. Ulrich Näher - incorporated by reference to Exhibit 10.28 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-4879)
*10.17	Diebold Nixdorf, Incorporated 2017 Equity and Performance Incentive Plan, as amended May 6, 2022 — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on May 11, 2022 (Commission File No. 1-4879)
*10.18	Form of Non-Qualified Stock Option Agreement (2017 Plan) — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.19	Form of Restricted Share Agreement (2017 Plan) — incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.20	Form of Restricted Stock Unit Agreement - Cliff Vest (2017 Plan) — incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.21	Form of Restricted Stock Unit Agreement - Ratable Vest (2017 Plan) — incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.22	Form of Restricted Stock Unit Agreement - Non-employee Directors (2017 Plan) — incorporated by reference to Exhibit 10.5 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.23	Form of Stock Appreciation Rights Agreement (2017 Plan) — incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.24	Form of Performance Shares Agreement (2017 Plan) — incorporated by reference to Exhibit 10.7 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.25	Form of Performance Units Agreement (2017 Plan) — incorporated by reference to Exhibit 10.8 to Registrant's Current Report on Form 8-K filed on April 28, 2017 (Commission File No. 1-4879)
*10.26	Form of Performance Cash Award Agreement (2017 Plan) — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on February 1, 2019 (Commission File No. 1-4879)
*10.27	Form of Performance Share Unit Agreement (2017 Plan) — incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (Commission File No. 1-4879)
*10.28	Performance Restricted Stock Unit Agreement
*10.29	Offer Letter, dated February 21, 2018, by and between Diebold Nixdorf, Incorporated and Gerrard Schmid — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on February 21, 2018 (Commission File No. 1-4879)
*10.30	CEO Inducement Award Agreement, dated February 21, 2018, by and between Diebold Nixdorf, Incorporated and Gerrard Schmid — incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on February 21, 2018 (Commission File No. 1-4879)
*10.31	Change in Control Agreement, dated February 21, 2018, by and between Diebold Nixdorf, Incorporated and Gerrard Schmid — incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on February 21, 2018 (Commission File No. 1-4879)
*10.32	Performance Unit Award Agreement, dated February 12, 2021, by and between Diebold Nixdorf, Incorporated and Gerrard Schmid — incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 16, 2021 (Commission File No. 1-4879)
*10.33	Separation and Transition Agreement, dated February 9, 2022, by and between Diebold Nixdorf, Incorporated and Gerrard B. Schmid — incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on February 10, 2022 (Commission File No. 1-4879)
*10.34	Performance Unit Award Agreement, dated February 23, 2021, by and between Diebold Nixdorf, Incorporated and Jeffrey Rutherford — incorporated by reference to Exhibit 10.44 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-4879)
*10.35	Offer Letter, dated February 9, 2022, by and between Diebold Nixdorf, Incorporated and Octavio Marquez — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on February 10, 2022 (Commission File No. 1-4879)
10.36(i)	Transaction Support Agreement, dated as of October 20, 2022, among Diebold Nixdorf, Incorporated, certain of its subsidiaries and the Initial Consenting Holders identified therein – incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on October 20, 2022 (Commission File No. 1-4879)

10.36(ii)	First Amendment to Transaction Support Agreement, dated as of November 28, 2022, among Diebold Nixdorf, Incorporated, other guarantors under the Existing Documents (as defined in the Transaction Support Agreement) as set forth on the signature pages to the Transaction Support Agreement and the Consenting Parties (as defined in the Transaction Support Agreement) signatory thereto — incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on November 29, 2022 (Commission File No. 1-4879)
10.36(iii)	Second Amendment to Transaction Support Agreement, dated as of December 20, 2022, among Diebold Nixdorf, Incorporated, other guarantors under the Existing Documents (as defined in the Transaction Support Agreement) as set forth on the signature pages to the Transaction Support Agreement and the Consenting Parties (as defined in the Transaction Support Agreement) signatory thereto— incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 21, 2022 (Commission File No. 1-4879)
*10.37	Termination Agreement dated June 30, 2022, by and between Diebold Nixdorf, Incorporated and Dr. Ulrich Näher —incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (Commission File No. 1-4879)
*10.38	Offer Letter, dated July 17, 2022, between Diebold Nixdorf, Incorporate and Joe Myers — incorporated by reference to Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (Commission File No. 1-4879)
*10.39	Form of Restricted Stock Unit Agreement – Joe Myers (2017 Plan) — incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (Commission File No. 1-4879)
10.40	Unit Agreement, dated as of December 29, 2022, between Diebold Nixdorf, Incorporated and U.S. Bank Trust Company, National Association, as units trustee— incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
10.41	Warrant Agreement, dated as of December 29, 2022, between Diebold Nixdorf, Incorporated and U.S. Bank Trust Company, National Association, as warrant agent— incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
10.42	Credit Agreement, dated as of December 29, 2022, among Diebold Nixdorf, Incorporated, Diebold Nixdorf Holding Germany GmbH, the lenders party thereto, GLAS USA LLC, as administrative agent, and GLAS Americas LLC, as collateral agent— incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
10.43	Credit Agreement, dated as of December 29, 2022, among Diebold Nixdorf, Incorporated, the lenders party thereto, JPMorgan Chase Bank, N.A., administrative agent, and GLAS Americas LLC, as collateral agent— incorporated by reference to Exhibit 10.5 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
10.44	Revolving Credit and Guaranty Agreement, dated as of December 29, 2022, among Diebold Nixdorf, Incorporated, the subsidiary borrowers and guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. and PNC Capital Markets LLC, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, GLAS Americas LLC, as European collateral agent, JPMorgan Chase Bank, N.A. and PNC Bank, National Association, as co-syndication agents, and Bank of America, N.A. and Deutsche Bank, as co-documentation agents— incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K filed on January 5, 2023 (Commission File No. 1-4879)
10.45	Retention Award Letter, dated as of January 19, 2023, between Diebold Nixdorf, Incorporated and Octavio Marquez
10.46	Retention Award Letter, dated as of January 19, 2023, between Diebold Nixdorf, Incorporated and Olaf Heyden
10.47	Retention Award Letter, dated as of January 19, 2023, between Diebold Nixdorf, Incorporated and Jonathan Leiken
10.48	Offer Letter, dated February 7, 2023, by and between Diebold Nixdorf, Incorporated and James Barna – incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on February 9, 2023 (Commission File No. 1-4879)
10.49	Separation Agreement and Release, dated December 1, 2022, by and between Diebold Nixdorf, Incorporated and Elizabeth Patrick
21.1	Subsidiaries of the Registrant as of December 31, 2022
22.1	List of Subsidiary Guarantors
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this annual report on Form 10-K.

ITEM 16: FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIEBOLD NIXDORF, INCORPORATED

Date: March 16, 2023

By: */s/ Octavio Marquez*
    Octavio Marquez
    Chairman, President and Chief Executive Officer

By: */s/ James Barna*
    James Barna
    Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Octavio Marquez Octavio Marquez	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 16, 2023
/s/ James Barna James Barna	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2023
* Arthur F. Anton	Director	March 16, 2023
* Bruce Besanko	Director	March 16, 2023
* Reynolds C. Bish	Director	March 16, 2023
* William A. Borden	Director	March 16, 2023
* Marjorie L. Bowen	Director	March 16, 2023
* Ellen M. Costello	Director	March 16, 2023
* Phillip R. Cox	Director	March 16, 2023
* Alexander Dibelius	Director	March 16, 2023
* Matthew Goldfarb	Director	March 16, 2023
* Gary G. Greenfield	Director	March 16, 2023
* Emanuel R. Pearlman	Director	March 16, 2023
* Kent M. Stahl	Director	March 16, 2023
* Lauren C. States	Director	March 16, 2023

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such officers and directors.

Date: March 16, 2023

*By: */s/ Jonathan B. Leiken*
    Jonathan B. Leiken
    Attorney-in-Fact

EXHIBIT 21.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following are the subsidiaries of the Registrant included in the Registrant's consolidated financial statements at December 31, 2022. Other subsidiaries are not listed because such subsidiaries are inactive. Subsidiaries are listed alphabetically under either the domestic or international categories.

Domestic	Jurisdiction under which organized	Percent of voting securities owned by Registrant
Aevi Americas Incorporated	Georgia	71.9%(27)
Diebold Global Finance Corporation	Delaware	100%
Diebold Holding Company, LLC	Delaware	100%
Diebold Latin America Holding Company, LLC	Delaware	100%
Diebold Mexico Holding Company, LLC	Delaware	100%(1)
Diebold Nixdorf Technology Finance, LLC	Delaware	100%
Diebold Self-Service Systems	New York	100%(2)
Diebold Software Solutions, Inc.	Delaware	100%
Diebold SST Holding Company, LLC	Delaware	100%
VDM Holding Company, Inc.	Delaware	100%

International	Jurisdiction under which organized	Percent of voting securities owned by Registrant
Aevi CZ s.r.o	Czech Republic	71.9%(27)
Aevi International GmbH	Germany	71.9%(26)
Aevi UK Ltd.	United Kingdom	71.9%(27)
Aisino Wincor Manufacturing (Shanghai) Co. Ltd.	China	49%(15)
Aisino-Wincor Retail & Banking Systems (Shanghai) Co. Ltd.	China	49%(44)
Bitelco Diebold Chile Limitada	Chile	100%(20)
CI Tech Sensors AG	Switzerland	100%(4)
C.R. Panama, Inc.	Panama	100%(10)
Cable Print B.V.	Belgium	100%(37)
D&G ATMS y Seguridad de Costa Rica Ltda.	Costa Rica	51%(33)
D&G Centroamerica, S. de R.L.	Panama	51%(29)
D&G Centroamerica y GBM de Nicaragua y Compañia Ltda.	Nicaragua	51%(30)
D&G Dominicana S.A.	Dominican Republic	51%(32)
D&G Honduras S. de R.L.	Honduras	51%(31)
D&G Panama S. de R.L.	Panama	51%(34)
DB & GB ATMs Seguridad de Guatemala, Limitada	Guatemala	51%(30)
DB & GB de El Salvador Limitada	El Salvador	51%(30)
DCHC, S.A.	Panama	100%(10)
Diebold Africa (Pty) Ltd.	South Africa	100%(17)
Diebold Africa Investment Holdings (Pty) Ltd.	South Africa	100%(14)
Diebold Argentina, S.A.	Argentina	100%(10)
Diebold Brasil LTDA	Brazil	100%(28)
Diebold Brasil Servicos de Tecnologia e Participacoes Ltda	Brazil	100%(22)
Diebold Canada Holding Company Inc.	Canada	100%
Diebold Ecuador S.A.	Ecuador	100%(18)
Diebold Financial Equipment Company, Ltd.	China	48.1%(24)
Diebold Nixdorf AB	Sweden	100%(4)
Diebold Nixdorf AG	Switzerland	100%(5)
Diebold Nixdorf A/S	Denmark	100%(4)
Diebold Nixdorf AS	Norway	100%(4)
Diebold Nixdorf Australia Pty. Ltd.	Australia	100%(1)
Diebold Nixdorf BPO Sp. z.o.o.	Poland	100%(4)
Diebold Nixdorf Business Administration Center GmbH	Germany	100%(4)
Diebold Nixdorf B.V.	Netherlands	100%(4)

Diebold Nixdorf B.V.	Belgium	100%(16)
Diebold Nixdorf, C.A.	Venezuela	100%(4)
Diebold Nixdorf Canada Limited	Canada	100%(1)
Diebold Nixdorf Colombia, S.A.S.	Colombia	100%(13)
Diebold Nixdorf de Mexico S.A. de C.V.	Mexico	100%(43)
Diebold Nixdorf Deutschland GmbH	Germany	100%(4)
Diebold Nixdorf Dutch Holding B.V.	Netherlands	100%
Diebold Nixdorf EURL	Algeria	100%(4)
Diebold Nixdorf Finance Germany GmbH	Germany	100%(4)
Diebold Nixdorf Global Holding BV	Netherlands	100%
Diebold Nixdorf Global Logistics GmbH	Germany	100%(19)
Diebold Nixdorf Global Solutions B.V.	Netherlands	100%(40)
Diebold Nixdorf GmbH	Austria	100%(1)
Diebold Nixdorf Holding Germany GmbH	Germany	100%
Diebold Nixdorf (Hong Kong) Ltd.	Hong Kong	100%(4)
Diebold Nixdorf India Private Limited	India	100%(8)
Diebold Nixdorf Information Systems S.A.	Greece	100%(4)
Diebold Nixdorf Information Systems (Shanghai) Co. Ltd.	China	100%(4)
Diebold Nixdorf (Ireland) Ltd.	Ireland	100%(4)
Diebold Nixdorf Kft.	Hungary	100%(4)
Diebold Nixdorf Limited	Nigeria	100%(4)
Diebold Nixdorf LLC	Russia	100%(3)
Diebold Nixdorf Logistics GmbH	Germany	100%(4)
Diebold Nixdorf Manufacturing Pte. Ltd.	Singapore	100%(38)
Diebold Nixdorf Middle East FZ-LLC	United Arab Emirates	100%(4)
Diebold Nixdorf Myanmar Limited	Myanmar	100%(7)
Diebold Nixdorf Operations GmbH	Germany	100%(4)
Diebold Nixdorf Oy	Finland	100%(4)
Diebold Nixdorf Peru S.r.l	Peru	100%(35)
Diebold Nixdorf Philippines, Inc.	Philippines	100%
Diebold Nixdorf Portugal Unipessoal, Lda.	Portugal	100%(1)
Diebold Nixdorf Real Estate GmbH & Co. KG	Germany	100%(42)
Diebold Nixdorf Retail Solutions s.r.o.	Czech Republic	100%(36)
Diebold Nixdorf S.A.	Morocco	100%(4)
Diebold Nixdorf S.A.S.	France	100%(4)
Diebold Nixdorf Sdn. Bhd.	Malaysia	100%(4)
Diebold Nixdorf Security GmbH	Germany	100%(4)
Diebold Nixdorf Singapore Pte. Ltd.	Singapore	100%(4)
Diebold Nixdorf S.L.	Spain	100%(4)
Diebold Nixdorf Software C.V.	Netherlands	100%(9)
Diebold Nixdorf Software Partner B.V.	Netherlands	100%(4)
Diebold Nixdorf South Africa (Pty) Ltd.	South Africa	74.9%(25)
Diebold Nixdorf Sp. z.o.o.	Poland	100%(4)
Diebold Nixdorf S.r.l.	Italy	100%(4)
Diebold Nixdorf Srl	Romania	100%(41)
Diebold Nixdorf s.r.o.	Czech Republic	100%(4)
DIEBOLD NIXDORF s.r.o.	Slovakia	100%(4)
Diebold Nixdorf Systems GmbH	Germany	100%(4)
Diebold Nixdorf Taiwan Ltd.	Taiwan	100%(4)
Diebold Nixdorf Technologies LLC	UAE	49% (39)
Diebold Nixdorf Teknoloji A.S.	Turkey	100%(4)
Diebold Nixdorf (Thailand) Company Limited	Thailand	100%
Diebold Nixdorf (UK) Limited	United Kingdom	100%(4)
Diebold Nixdorf Vermögensverwaltung GmbH	Germany	100%(4)
Diebold Nixdorf Vietnam Company Limited	Vietnam	100%

Diebold Panama, Inc.	Panama	100%(10)
Diebold Paraguay S.A.	Paraguay	100%(45)
Diebold Self-Service Solutions S.ar.l	Switzerland	100%(14)
Diebold Switzerland Holding Company, Sárl	Switzerland	100%(1)
Diebold Uruguay S.A.	Uruguay	100%(10)
Inspur Financial Information Technology Co., Ltd.	China	48.1%(6)
IP Management GmbH	Germany	100%(4)
J.J.F. Panama, Inc.	Panama	100%(10)
LLC Diebold Nixdorf	Ukraine	100%(4)
Procomp Amazonia Industria Eletronica Ltda.	Brazil	100%(11)
Procomp Industria Eletronica LTDA	Brazil	100%(23)
Pt. Diebold Nixdorf Indonesia	Indonesia	100%(12)
Wincor Nixdorf Facility GmbH	Germany	100%(4)
WINCOR NIXDORF International GmbH	Germany	100%(3)
Wincor Nixdorf IT Support S.A. de C.V.	Mexico	100%(21)

(1) 100 percent of voting securities are owned by Diebold Nixdorf Global Holding, BV, which is 100 percent owned by Registrant.

(2) 70 percent partnership interest is owned by Diebold Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining 30 percent partnership interest is owned by Diebold SST Holding Company, LLC, which is 100 percent owned by Registrant.

(3) 100 percent of voting securities are owned by Diebold Nixdorf Holding Germany GmbH, which is 100 percent owned by Registrant.

(4) 100 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(5) 100 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership).

(6) 48.1 percent of voting securities are owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership).

(7) 99.99 percent of voting securities are owned by VDM Holding Company, Inc., which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Diebold Pacific, Limited, which is 100 percent owned by Registrant.

(8) 62.42 percent of voting securities are owned by Registrant; 19.03 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership); 6.82 percent of voting securities are owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership); 11.72 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership); and the remaining .01 percent of voting securities is owned by Diebold Holding Company, LLC, which is 100 percent owned by Registrant.

(9) 60 percent of voting securities are owned by Diebold Nixdorf Global Holding, BV, which is 100 percent owned by Registrant; 39.96 percent of voting securities are owned by IP Management GmbH (refer to 4 for ownership); and the remaining .4 percent of voting securities is owned by Diebold Nixdorf Software Partner B.V. (refer to 4 for ownership).

(10) 100 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(11) 99.99 percent of voting securities are owned by Diebold Brasil LTDA (refer to 28 for ownership), while the remaining .01 percent is owned by Registrant.

(12) 87.33 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership), while the remaining 12.52 percent of voting securities are owned by Diebold Nixdorf Global Holding, BV, which is 100 percent owned by Registrant.

(13) 21.44 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant; 16.78 percent of voting securities are owned by Diebold Panama, Inc. (refer to 10 for ownership); 16.78 percent of voting securities are owned by DCHC, S.A. (refer to 10 for ownership); 13.5 percent of voting securities are owned by J.J.F. Panama, Inc. (refer to 10 for ownership); and the remaining 31.5 percent of voting securities are owned by C.R. Panama, Inc. (refer to 10 for ownership).

(14) 100 percent of voting securities are owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership).

(15) 100 percent of voting securities are owned by Aisino-Wincor Retail & Banking Systems (Shanghai) Co. Ltd. (refer to 44 for ownership).

(16) 90 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership), while the remaining 10 percent of voting securities are owned by Diebold Nixdorf AG (refer to 5 for ownership).

(17) 100 percent of voting securities are owned by Diebold Africa Investment Holdings (Pty) Ltd. (refer to 14 for ownership).

(18) 99.99 percent of voting securities are owned by Diebold Nixdorf Colombia, S.A.S. (refer to 13 for ownership), while the remaining 0.01 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(19) 100 percent of voting securities are owned by Diebold Nixdorf Logistics GmbH (refer to 4 for ownership).

(20) 99.88 percent of voting securities are owned by Registrant, while the remaining .12 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(21) 100 percent of voting securities are owned by Diebold Nixdorf, C.A. (refer to 4 for ownership).

(22) 99.99 percent of voting securities are owned by Diebold Canada Holding Company Inc., which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Procomp Amazonia Industria Eletronica Ltda. (refer to 11 for ownership).

(23) 99.99 percent of voting securities are owned by Diebold Brasil Servicos de Tecnologia e Participacoes Ltda. (refer to 22 for ownership), while the remaining .01 percent of voting securities is owned by Registrant.

(24) 100 percent of voting securities are owned by Inspur Financial Information Technology Co., Ltd. (refer to 6 for ownership).

(25) 74.9 percent of voting securities are owned by Diebold Africa Investment Holdings (Pty) Ltd. (refer to 14 for ownership).

(26) 71.9 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(27) 100 percent of voting securities are owned by Aevi International GmbH (refer to 26 for ownership).

(28) 99.99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Registrant.

(29) 51 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(30) 99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 29 for ownership).

(31) 99.97 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 29 for ownership), while the remaining .03 percent of voting securities is owned by D&G ATMs y Seguridad de Costa Rica Ltda. (refer to 33 for ownership).

(32) 99.85 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 29 for ownership).

(33) 100 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 29 for ownership).

(34) 99.99 percent of voting securities are owned by D&G Centroamerica, S. de R.L. (refer to 29 for ownership).

(35) 99.86 percent of voting securities are owned by Registrant, while the remaining .14 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(36) 100 percent of voting securities are owned by IP Management GmbH (refer to 4 for ownership).

(37) 74.986 percent of voting securities are owned by Registrant; 25.004 percent of voting securities is owned by Diebold Nixdorf B.V. (refer to 16 for ownership); while the remaining .01 percent of voting securities is owned by Diebold Holding Company, LLC, which is 100 percent owned by Registrant.

(38) 100 percent of voting securities are owned by Diebold Nixdorf Singapore Pte. Ltd (refer to 4 for ownership).

(39) 49 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(40) 100 percent of voting securities are owned by Diebold Nixdorf Software C.V. (refer to 9 for ownership).

(41) 99.99 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership), while the remaining .01 percent of voting securities is owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership).

(42) 100 percent of voting securities are owned by Wincor Nixdorf Facility GmbH (refer to 4 for ownership).

(43) 84.99 percent of voting securities are owned by Diebold Mexico Holding Company, LLC (refer to 1 for ownership); 15 percent of voting securities are owned by WINCOR NIXDORF International (refer to 3 for ownership); <.001 percent of voting securities is owned by Diebold Nixdorf, C.A. (refer to 4 for ownership); while the remaining <.001 percent of voting securities is owned by Registrant.

(44) 49 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(45) 99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining 1 percent is owned by Registrant.

Exhibit 22.1

LIST OF SUBSIDIARY GUARANTORS

The following subsidiaries of Diebold Nixdorf, Incorporated (the "Parent Company") were, as of December 31, 2022, guarantors of the Company's 8.5% senior notes due April 2024:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION OR ORGANIZATION
Diebold Global Finance Corporation	Delaware
Diebold Holding Company, LLC	Delaware
Diebold Self-Service Systems	Delaware
Diebold SST Holding Company, LLC	Delaware
Griffin Technology Incorporated	New York

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 33-32960, 33-39988, 33-55452, 33-54677, 33-54675, 333-31993, 333-32187, 333-60578, 333-162036, 333-162037, 333-162049, 333-190626, 333-193713, 333-199738, 333-217476, 333-223125, 333-224618, 333-231133, 333-238167, 333-256039 and 333-267014) on Form S-8 and (Nos. 333-213780, 333-208186 and 333-269706) on Form S-4 of our reports dated March 16, 2023, with respect to the consolidated financial statements of Diebold Nixdorf, Incorporated and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Cleveland, Ohio
March 16, 2023

EXHIBIT 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, That the undersigned directors of Diebold Nixdorf, Incorporated, a corporation organized and existing under the laws of the State of Ohio, do for themselves and not for another, constitute and appoint Jonathan B. Leiken, or any one of them, a true and lawful attorney-in-fact in their names, place and stead, to sign their names to the report on Form 10-K for the year ended December 31, 2022, or to any and all amendments to such reports, and to cause the same to be filed with the Securities and Exchange Commission; it being intended to give and grant unto said attorneys-in-fact and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises as fully and to all intents and purposes as the undersigned by themselves could do if personally present. The undersigned directors ratify and confirm all that said attorneys-in-fact or either of them shall lawfully do or cause to be done by virtue hereof.

The undersigned have hereunto set their hands as of the date set opposite their signature.

Signature	Date
/s/ Arthur F. Anton Arthur F. Anton	March 16, 2023
/s/ Bruce Besanko Bruce Besanko	March 16, 2023
/s/ Reynolds C. Bish Reynolds C. Bish	March 16, 2023
/s/ William A. Borden William A. Borden	March 16, 2023
/s/ Marjorie L. Bowen Marjorie L. Bowen	March 16, 2023
/s/ Ellen M. Costello Ellen M. Costello	March 16, 2023
/s/ Phillip R. Cox Phillip R. Cox	March 16, 2023
/s/ Alexander Dibelius Alexander Dibelius	March 16, 2023
/s/ Matthew Goldfarb Matthew Goldfarb	March 16, 2023
/s/ Gary G. Greenfield Gary G. Greenfield	March 16, 2023
/s/ Emanuel R. Pearlman Emanuel R. Pearlman	March 16, 2023
/s/ Kent M. Stahl Kent M. Stahl	March 16, 2023
/s/ Lauren C. States Lauren C. States	March 16, 2023

EXHIBIT 31.1

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Octavio Marquez, certify that:

1) I have reviewed this annual report on Form 10-K of Diebold Nixdorf, Incorporated;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2023

By: */s/ Octavio Marquez*
    Octavio Marquez
    President and Chief Executive Officer
    (Principal Executive Officer)

EXHIBIT 32.1

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Diebold Nixdorf, Incorporated and subsidiaries (the Company) for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Gerrard B. Schmid, President and Chief Executive of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ Octavio Marquez
Octavio Marquez
President and Chief Executive Officer
(Principal Executive Officer)

March 16, 2023

EXHIBIT 32.2

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Diebold Nixdorf, Incorporated and subsidiaries (the Company) for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James Barna, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to my knowledge:

1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ James Barna
James Barna
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

March 16, 2023

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Directors

Arthur F. Anton [2,4]
Retired Chairman and
Chief Executive Officer,
Swagelok Company
Solon, Ohio
(Fluid Systems Technology)
Director since 2019

Bruce H. Besanko [2,5]
Retired Chief Financial Officer,
Kohl's Corporation
Menomonee Falls, Wis.
(National Retailer)
Director since 2018

Reynolds C. Bish [3,5]
Chief Executive Officer and Director,
Kofax Limited
Irvine, Calif.
(Process Automation Software
Provider)
Director since 2019

William A. (Bill) Borden [2,5]
Corporate Vice President,
Worldwide Financial Services
Microsoft Corp.
Redmond, Wash.
(Software and Technology)
Director since 2021

Marjorie L. Bowen [4]
Former Managing Director,
Houlihan Lokey
Los Angeles, Calif.
(Investment Banking)
Director since 2023

Ellen M. Costello [1,2]
Retired Chief Executive Officer,
BMO Financial Corporation
Chicago, Ill.
(Diversified Financial Services)
Director since 2018

Phillip R. Cox [1,3]
President and Chief Executive Officer,
Cox Financial Corporation
Cincinnati, Ohio
(Financial Planning and
Wealth Management Services)
Director since 2005

Dr. Alexander Dibelius [1,4]
Managing Partner,
CVC Capital Partners GmbH
Frankfurt, Germany
(Private Equity)
Director since 2016

Matthew Goldfarb [1,4]
Managing Director and Head of
Special Situations,
Antarctica Capital
New York, N.Y.
(Private Equity)
Director since 2019

Gary G. Greenfield [5]
Executive Advisor
Court Square Capital Partners
New York, N.Y.
(Private Equity)
Director since 2014

Octavio Marquez
Chairman of the Board, President and
Chief Executive Officer,
Diebold Nixdorf, Incorporated
Hudson, Ohio
Director since 2022

Emanuel R. (Manny) Pearlman [1,4]
Chairman and Chief Executive Officer,
Liberation Investment Group
Northbrook, Ill.
(Investment management and
consulting)
Director since 2023

Kent M. Stahl [3,4]
Retired Partner
Wellington Management Company, LLP
Boston, Mass.
(Investment Management)
Director since 2019

Lauren C. States [3,5]
Retired Vice President, Strategy &
Transformation,
IBM Corporation
Armonk, N.Y.
(Information Technology)
Director since 2020

1   Member of the People and
    Compensation Committee
2   Member of the Audit Committee
3   Member of the Board Governance
    Committee
4   Member of the Finance Committee
5   Member of the Technology
    Committee

Officers

Octavio Marquez
Chairman of the Board, President and
Chief Executive Officer

James Barna
Executive Vice President,
Chief Financial Officer

Jonathan Leiken
Executive Vice President,
Chief Legal Officer and Secretary

Olaf Heyden
Executive Vice President,
Chief Operating Officer

Elizabeth (Lisa) Radigan
Executive Vice President,
Chief People Officer

Jonathan (Joe) Myers
Executive Vice President,
Global Banking

Ilhami Cantadurucu
Executive Vice President,
Global Retail

Shareholder Information

CORPORATE OFFICES

Diebold Nixdorf, Incorporated
50 Executive Parkway
P.O. Box 2520
Hudson, OH, USA 44236-0020
+1 330-490-4000

www.dieboldnixdorf.com

STOCK EXCHANGE

The company's common shares are listed under the symbol DBD on the New York and Frankfurt Stock Exchanges.

TRANSFER AGENT AND REGISTRAR

EQ Shareowner Services
+1 855-598-5492 or +1 651-450-4064

Website: www.shareowneronline.com

General Correspondence:
P.O. Box 64874
St. Paul, MN 55164-0874

Or Overnight Delivery:
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Dividend Reinvestment/Optional Cash:
Dividend Reinvestment Department
P.O. Box 64856
St. Paul, MN 55164-0856

PUBLICATIONS

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available, free of charge, on or through the website, www.dieboldnixdorf.com, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Additionally, these reports will be furnished free of charge to shareholders upon written request to Diebold Nixdorf Corporate Communications or Investor Relations at the corporate address.

INFORMATION SOURCES

Communications concerning share transfer, lost certificates or dividends should be directed to the transfer agent. Investors, financial analysts and media may contact the following at the corporate address:

Christopher Sikora
Investor Relations
+1 330-490-4000
Email: christopher.sikora@dieboldnixdorf.com

Michael Jacobsen, APR
Sr. Director, Corporate Communications
+1 330-490-4498
Email: michael.jacobsen@dieboldnixdorf.com

DIRECT PURCHASE, SALE AND DIVIDEND REINVESTMENT PLAN

Diebold Nixdorf's Direct Stock Purchase Plan, administered by EQ Shareowner Services, offers current and prospective shareholders a convenient alternative for buying and selling Diebold Nixdorf shares. Once enrolled in the plan, shareholders may elect to make optional cash investments.

For first-time share purchase by nonregistered holders, the minimum initial investment amount is $500. The minimum amount for subsequent investments is $50. The maximum annual investment is $120,000. Shareholders may also choose to reinvest the dividends paid on shares of Diebold Nixdorf Common Stock through the plan.

Some fees may apply. For more information, contact EQ Shareowner Services (see information in opposite column) or visit Diebold Nixdorf's website at www.dieboldnixdorf.com.

ANNUAL MEETING OF SHAREHOLDERS

The 2023 Annual Meeting of Shareholders will be held on Thursday, April 27, 2023, at 8:00 a.m. EDT. We are pleased to utilize a virtual format for our 2023 Annual Meeting of Shareholders in order to provide a consistent experience to all shareholders, regardless of location. You will be able to attend and vote at the 2023 Annual Meeting of Shareholders via live webcast by registering in advance at www.proxydocs.com/DBD.



50 Executive Pkwy
Hudson, Ohio 44236
USA

